Form 20-F
period 2019-12-31
Phoenix Tree Holdings Ltd
filed 2020-04-29
CIK 1785154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐                    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                       to

Commission file number 001-39178

Phoenix Tree Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Exact name of Registrant as specified in its charter)

Room 212, Chao Yang Shou Fu

8 Chao Yang Men Nei Street

Dongcheng District, Beijing 100010

People’s Republic of China

(Address of principal executive offices)

Mr. Jason Zheng Zhang, Chief Financial Officer

Telephone: +86-10-5717-6925

Email: ir@danke.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten Class A ordinary shares	DNK	New York Stock Exchange
Class A Ordinary Shares, par value US$0.00002 per share*	N/A	New York Stock Exchange

*        Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

281,290,000 ordinary shares were outstanding as of December 31, 2019
1,448,506,852 preferred shares were outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes      ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934)    ☐ Yes      ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court    ☐ Yes      ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•                  “ADSs” are to our American depositary shares, each of which represents ten Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “apartment unit” or “unit” are to our smallest rental unit, which could be an entire apartment or a private room with separate digital door lock within an apartment that we rent to individual residents under Danke Apartment;

•                  “average leasing cost per unit per month” are to leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month);

•                  “average rental spread” are to the average revenues per rented-out unit per month less the average leasing cost per unit per month;

•                  “average revenues per rented-out unit per month” are to the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month);

•                  “CAGR” are to compound annual growth rate;

•                  “co-living platform” are to an apartment rental platform operated by an institution that centralizes the leasing and operating of apartments sourced from property owners, renovates and furnishes such apartments, rents them out and provides services to renters;

•                  “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•                  “occupancy rate” are to the number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date;

•                  “opened apartment units” are to apartment units which have been renovated and furnished and have achieved ready-to-move-in status;

•                  “OEMs” are to original equipment manufacturers that we cooperate with to manufacture our self-designed furniture;

•                  “online platform” are to our official website www.danke.com, our mobile apps and mini programs on Wechat, Alipay and Baidu;

•                  “pre-opening” are to the status of in-between the effective date of the lease with the property owner and the date when the relevant apartment units achieve ready-to-move-in status;

•                  “resident” are to an individual who stays in Danke Apartment or Dream Apartment;

•                  “RMB” or “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” prior to the completion of our initial public offering are to our ordinary shares, par value US$0.00002 per share, and upon and after the completion of our initial public offering are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

•                  “tier 1 and tier 2 cities” are to Beijing, Shanghai, Guangzhou, Shenzhen, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guiyang, Ha’erbin, Hangzhou, Hefei, Jinan, Kunming, Nanjing, Nanchang, Nanning, Ningbo, Qingdao, Quanzhou, Shenyang, Shijiazhuang, Suzhou, Taiyuan ,Tianjin, Wenzhou, Wuhan, Wuxi, Xi’an, Xiamen, Zhengzhou and Zhuhai;

•                  “US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•                  “we,” “us,” “the Company,” “our company,” and “our” are to Phoenix Tree Holdings Limited, its subsidiaries and its consolidated VIEs and their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our stock incentive plans.

This annual report on Form 20-F contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “DNK”.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•                  our goal and strategies;

•                  our expansion plans;

•                  our future business development, financial condition and results of operations, including our expectations regarding the impact of the coronavirus on our business, financial condition and results of operations;

•                  our ability to maintain and strengthen our position as a leader amongst co-living platform companies in China;

•                  the trends in, expected growth in and market size of the industry and markets we are in;

•                  the expectations regarding demand for and market acceptance of our services;

•                  our expectations regarding keeping and strengthening our relationships with property owners, residents and business partners;

•                  competition in our industry;

•                  PRC laws, regulations, and policies relating to residential rental industry and co-living platforms; and

•                  general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheets as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Selected Consolidated Statements of Operations Data

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations Data:
Revenues	656,782	2,675,031	7,129,088	1,024,029
Operating expenses:
Rental cost	(511,697)	(2,171,755)	(6,399,982)	(919,300)
Depreciation and amortization	(98,984)	(373,231)	(1,138,225)	(163,496)
Other operating expenses	(46,456)	(295,141)	(758,333)	(108,928)
Pre-opening expense	(62,119)	(270,399)	(223,955)	(32,169)
Sales and marketing expenses	(80,991)	(471,026)	(1,038,191)	(149,127)
General and administrative expenses	(49,960)	(203,847)	(527,479)	(75,767)
Technology and product development expenses	(25,194)	(110,954)	(193,725)	(27,827)
Operating loss	(218,619)	(1,221,322)	(3,150,802)	(452,585)
Interest expenses	(55,013)	(163,357)	(352,408)	(50,620)
Loss before income taxes	(271,636)	(1,369,637)	(3,439,379)	(494,036)
Income tax benefit (expense)	112	(112)	2,167	311
Net loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Net loss per share
—Basic and diluted	(2.55)	(7.95)	(15.05)	(2.16)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	111,848,958	185,677,083	251,347,723	251,347,723

Selected Consolidated Balance Sheets Data

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	473,884	3,155,228	2,965,123	425,914
Total non-current assets	660,862	2,674,383	6,040,392	867,648
Total assets	1,134,746	5,829,611	9,005,515	1,293,562
Total current liabilities	1,160,879	4,582,077	7,922,758	1,138,033
Total non-current liabilities	199,601	234,185	703,711	101,082
Total liabilities	1,360,480	4,816,262	8,626,469	1,239,115
Total mezzanine equity	140,661	2,859,632	6,106,203	877,101
Total shareholders’ deficit	(366,395)	(1,846,283)	(5,727,157)	(822,654)

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA represents net loss before depreciation and amortization, interest expenses, interest income and income tax benefit (expense). Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measures for the years indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Add:
Depreciation and amortization	98,984	373,231	1,138,225	163,496
Interest expenses	55,013	163,357	352,408	50,620
Income tax expense/(benefit)	(112)	112	(2,167)	(311)
Subtract:
Interest income	831	20,226	63,831	9,169
EBITDA	(118,470)	(853,275)	(2,012,577)	(289,089)
Add:
Incentives for apartment sourcing	7,655	31,077	85,108	12,225
Share-based compensation	8,569	5,808	5,551	797
Adjusted EBITDA	(102,246)	(816,390)	(1,921,918)	(276,067)

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Add:
Incentives for apartment sourcing	7,655	31,077	85,108	12,225
Share-based compensation	8,569	5,808	5,551	797
Adjusted Net Loss	(255,300)	(1,332,864)	(3,346,553)	(480,703)

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Related to Our Business and Industry

We have a limited operating history in a rapidly evolving market, which makes it difficult to evaluate our results of operations and future prospects. In particular, our historical growth may not be indicative of our future growth.

We commenced operations in January 2015 and have a limited operating history. We operate in China’s residential rental market, which is a rapidly evolving market, and have experienced rapid growth. Our total revenues increased significantly by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million in 2018, and further increased by 166.5% to RMB7,129.1 million (US$1,024.0 million) in 2019. The number of apartment units we operated increased from 2,434 as of December 31, 2015 to 438,309 as of December 31, 2019, representing a CAGR of 266.3%. However, our strong historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our growth rates may decline for a number of possible reasons, some of which are beyond our control, including decreasing disposable income, increasing competition, declining growth of China’s residential rental market, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. In addition, we operate under an innovative “new rental” business model, which may not develop as we expect. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline.

If we fail to effectively execute our strategies, manage our growth or control our expenses, our business, results of operations, financial condition and prospects could be harmed.

Our business growth depends on our ability to effectively execute our expansion strategies and increase the number of apartment units we operate. There can be no assurance that we will be able to source more apartments from additional property owners to expand our apartment network in our existing cities and new cities, or that the existing property owners will renew their leases with us at the expiration of the lease terms. Failure to maintain or expand our apartment network would restrict our growth, and materially and adversely affect our business, results of operations and financial condition.

Our ability to retain existing residents and attract new residents in a cost-effective and timely manner is also critical to our growth as we generate revenues primarily from the rents and service fees we charge our residents. Our existing residents may not continue to lease our apartment units if we fail to provide satisfactory residential experience. We may also lose our existing residents due to reasons beyond our control, such as changes in our residents’ personal or financial condition or lower rents offered by our competitors or individual property owners. In addition, we may not be successful in attracting new residents if we fail to provide attractive apartment units at reasonable prices or expand our service offerings to meeting their evolving needs. If we fail to maintain or expand our resident base, our business, results of operations and financial condition would be materially and adversely affected.

In addition, our rapid growth will place significant demand on our management, operational and financial resources. We expect our costs and expenses to continue to increase in the future as we increase the number of apartments we operate, serve more property owners and residents, upgrade our renovation and furnishing solutions and provide new services. In addition, our operating expenses, such as our labor-related expenses and sales and marketing expenses, have grown rapidly as we expanded our business, and we expect to continue to incur increasing operating expenses to support our anticipated future growth. To manage our growth and expansion, we also plan to continue to invest in our technology infrastructure to further increase our operational efficiency. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with stakeholders in our ecosystem, including property owners, residents and third-party service providers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational, technological and financial resources from our existing business operations, or we may fail to implement our growth strategies, which could adversely affect our business, results of operations, financial condition and prospects.

We have incurred net loss and negative cash flow from operating activities in the past, and we may continue to experience losses and negative cash flow from operating activities in the future.

We incurred net losses of RMB271.5 million, RMB1,369.7 million and RMB3,437.2 million (US$493.7 million) in 2017, 2018 and 2019, respectively. We had negative cash flow from operating activities of RMB114.6 million, RMB1,164.2 million and RMB1,911.2 million (US$274.5 million) in the same years respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability and generate positive cash flow from operating activities will depend in large part on our ability to, among other things, expand our apartment network, increase the number of our residents, maintain healthy occupancy rate and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest heavily for the foreseeable future in expanding our apartment network, improving the quality of our apartments, expanding our service offerings and developing our technology system to support our growth. These expenditures might make it difficult for us to achieve profitability or generate positive cash flow from operating activities, and we cannot predict whether we will be able to do so in the near term or at all. We also expect to incur additional sales and marketing expenses and general and administrative expenses as we grow. Our operating expenses and other expenses may be greater than we anticipate, and our investments to make our business and our operations more efficient may not be successful. We may be unable to achieve profitability and may face challenges in managing our cash flows.

Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

We need significant capital to make continued investments in various aspects of our business operations in order to remain competitive. We generally incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. This includes capital outlay for sourcing and leasing apartments from property owners and renovation and furnishing of the apartments as necessary to make them suitable for lease-out to residents. We also incur ongoing expenditures in repair, maintenance, cleaning and other services, including but not limited to repair or replacement of furniture, fixtures and appliances and making other leasehold improvements. If we are unable to obtain capital through financing or other sources on favorable terms and in a timely manner, we may be unable to expand as planned or maintain consistent quality of our apartments. As a result, we may lose market share to our competitors and our occupancy rates may decline, which would materially and adversely affect our business, results of operations, financial condition and growth prospects.

Currently, significant sources of our capital include upfront payment from financial institutions in connection with rent financing and advance from our residents. As of December 31, 2017, 2018 and 2019, we had upfront payment from financial institutions of RMB937.6 million, RMB2,127.0 million and RMB2,753.2 million (US$395.5 million), respectively, and advance from our residents of RMB105.7 million, RMB279.5 million and RMB976.3 million (US$140.2 million), respectively. 91.3%, 75.8% and 65.9% of the residents who had valid leases with us in 2017, 2018 and 2019 had rent financing arrangements with us in the respective periods indicated. We will need to return the upfront payment for the remaining lease terms to the financial institutions or relevant residents, as applicable, in the event of early termination of the leases or defaults by the residents on loan repayment. In 2017, 2018 and 2019, the total amount of upfront payment that we returned to financial institutions in the event of early termination of the leases or defaults by the residents on loan repayment was RMB436.6 million, RMB1,757.1 million and RMB2,810.9 million (US$403.8 million), respectively. We were able to re-rent the relevant apartment units and generate working capital in a relatively short time frame, thus minimizing adverse impact on our liquidity. However, if we are required to return a significant portion of the upfront payment within a short time period, there will be constraints on our working capital and we may need to seek alternative sources of capital, which may not be available. In addition, we cannot assure you that we will be able to continue to obtain significant capital through rent financing. For instance, the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which became effective on December 13, 2019, requires that a residential rental company, such as us, shall make sure that the amount of payment it receives through rent financing does not exceed 30% of the rental income of such company by the end of 2022. See “Item 4. Information on the Company — B. Business Overview — Regulations —Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing.” While we plan to reduce such ratio to below 30% by the end of 2021, we cannot assure you that we would be able to meet the requirement of the Opinion within the required timeframe or that our business operations, cash flow or financial condition would not be negatively affected.

There can be no assurance that we will be able to obtain capital through financing or other sources on favorable terms in a timely manner, or at all. For example, while we are exploring various other types of financing such as supply chain financing, we cannot assure you that we will be able to secure such financing or reach an agreement on financing terms with banks or other relevant parties due to reasons beyond our control, such as economic recession or tightening of credit market. If debt financing is not available, we may need to raise additional funds through issuance of equity securities, in which case the ownership interests of our shareholders could be significantly diluted, and the newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. Furthermore, we may not be able to raise funds through issuance of equity securities if at all.

The COVID-19 pandemic in China and worldwide has adversely effected, and may continue to adversely affect, our business, results of operations and financial condition, as well as the trading price of our ADSs.

The on-going pandemic of a novel strain of coronavirus disease (COVID-19) has adversely affected our business, results of operations and financial conditions. We started to foresee that the COVID-19 outbreak may have some negative impacts on our business and operations, particularly in Wuhan, after the Chinese government implemented various travel restrictions and quarantine measures, starting from an unexpected and unprecedented lockdown of the City of Wuhan on January 23, 2020. We have apartment units in Wuhan and our local operations in the city were subsequently adversely affected. COVID-19 has since spread throughout China and our business and operations in other cities have also been adversely affected. The occupancy rate of our apartment units decreased in the first quarter of 2020 as many residents delayed their return to work, which had an adverse impact on our revenues. We estimate that our revenues decreased by a single digit percentage for the first quarter of 2020 compared to the fourth quarter of 2019.

We have taken measures to counteract some of the adverse impact on our results of operations from the decrease in occupancy rate, including but not limited to significantly reducing the rate of sourcing and renovation of additional apartment units and negotiating with property owners for early termination of certain leases. As a result, the number of apartment units we operated decreased at the end of the first quarter of 2020 as compared to the end of 2019, which may affect our future revenues. The early termination of certain leases with property owners resulted in a loss of approximately RMB82.0 million (US$11.8 million) for the related leasehold improvements and deposits to the property owners for the first quarter of 2020. In addition, we offered partial rental waivers to certain affected residents during such difficult times, which adversely affected our revenues. We also held discussions with property owners to offer rental waivers, which did not always yield satisfactory solutions. As the COVID-19 pandemic intensified, we experienced higher level of complaints from both the property owners and residents, which has caused negative publicity and adversely affected our reputation.

We have implemented preventative and control measures to protect the health of our residents and employees. For example, we provide safety notifications and preventative guidelines to residents through multiple channels, facilitate online travel detail registration, and assist residents with applying for neighborhood entry permits. We also offer online facilitation services, including launching an online, zero-contact apartment viewing and selection function. We encourage our employees to work from home as necessary and conduct temperature checks and frequent disinfection of workplaces. All these measures have increased our operating costs and adversely affected our work efficiency.

There can be no assurance that our employees or residents have not been, or will not be, infected with COVID-19. Our business operations could be disrupted if any of our employees, in particular our executive officers and other key employees, is infected or suspected of being infected with COVID-19, since it could require such employee as well as many of our other employees to be quarantined and/or our offices to be shut down for disinfection. We may be short on workforce if a large number of our employees are diagnosed with COVID-19 or are required to be quarantined or self-isolated. Our business could be adversely impacted if our residents are diagnosed with COVID-19 as the apartment buildings may be temporarily locked down. Our business could also be adversely affected and our services may be suspended if any of our business partners, such as renovation contractors and third-party service providers, is affected by the COVID-19 outbreak.

The COVID-19 pandemic has already materially and adversely affected the Chinese economy. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) declined by 6.8% in the first quarter of 2020 mainly due to impacts from the COVID-19 pandemic, which was the first contraction in decades and compared to a GDP growth of 6.1% in China in 2019. In addition, the COVID-19 pandemic may lead to a rise in unemployment rate and cause our existing or potential residents to be more price sensitive. As a result, they may choose cheaper rental options or we may have to reduce our rent to prevent resident attrition, which could result in a decrease in our revenues and adversely affect our results of operation.

While there are some early signs of recovery in China, the COVID-19 outbreak has spread to many other countries in the world and the World Health Organization declared COVID-19 a pandemic in March 2020. The global spread of the COVID-19 pandemic is complex and rapidly-evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread. This has created global economic disruption and uncertainty, including significant turmoil in the U.S. stock market. Our business, results of operations and financial condition could be adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs has been and may continue to be adversely affected.

The extent to which the COVID-19 pandemic will continue to adversely affect our business, results of operations and financial condition, including the duration and magnitude of such effects, will depend on numerous evolving factors that cannot be accurately predicted or assessed, including the duration and scope of the pandemic, the negative impact it has on the Chinese and global economy, the duration and magnitude of its impact on unemployment and consumer confidence, the ability of ourselves and our residents to successfully navigate the impacts of the pandemic, as well as actions governments, businesses and individuals take in response to the pandemic.

The COVID-19 pandemic, and the volatile Chinese and global economic conditions stemming from the pandemic, as well as reactions to future pandemics or resurgences of COVID-19, could also precipitate or aggravate the other risk factors that we identify in this annual report, which in turn could materially adversely affect our business, results of operations, financial conditions, and the trading price of our ADSs. Further, the COVID-19 pandemic may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

The lease term with property owners is longer than the lease term with residents and corporate clients, which subjects us to risk of fluctuations in market rent and vacancy risk, and could adversely affect our business, financial condition and results of operations.

The long-term nature of our leases with our property owners and the relatively shorter terms of our leases with our residents or corporate clients, may subject us to certain risks. For Danke Apartment, we generally enter into four- to six-year leases with property owners and one-year leases with residents. For Dream Apartment, we typically sign leases on a ten-year term with property owners and leases on one- or two-year term with corporate clients. Due to the mismatch between the lease terms with property owners, on the one hand, and residents or corporate clients, on the other hand, our revenues may be materially and adversely affected if a decline in market rental rates renders us unable to rent out our apartments to our residents or corporate clients at rental rates higher than what we pay to the property owners. Additionally, since the lease terms of our residents and corporate clients are shorter than those of the property owners, we may be subject to vacancy risk if our residents or corporate clients do not renew their leases or if we fail to find new residents or corporate clients to cover the remainder of the lease terms of our leases with the property owners. We may also need to incur sales and marketing expenses to acquire succeeding residents or corporate clients.

Some of our apartments employ the N+1 model, which may be viewed as not in compliant with existing regulations and may violate new laws, regulations or policies.

Pursuant to the Administrative Measures on Leasing of Commodity Housing, or the Administrative Measures, issued by the Ministry of Housing and Urban-Rural Development, or MOHURD, a residential rental unit for lease shall not be smaller than an individual room under the original design. In the event of non-compliance, competent government authorities may force the relevant person to restore the property to its original condition and may impose a fine ranging from RMB5,000 to RMB30,000 for any such violation. In addition, according to the Real Estate Brokerage Management Methods, real estate brokerage entities and brokers are prohibited from modifying the structure of residential rental properties for leasing purpose. Competent government authorities may impose a fine of RMB30,000 on the real estate brokerage entities and RMB10,000 on the real estate brokers for any such violation and may force the relevant entity or broker to restore the property to its original condition.

We convert some of the apartment units we operate from living rooms, which is known as the “N+1 model.” Although we take measures to make sure that such apartment units comply with the requirements for the minimum per capita floor area imposed by the relevant local governments, it is uncertain whether the Administrative Measures or the Real Estate Brokerage Management Methods can be interpreted as prohibiting the N+1 model. In 2017, the Ministry of Commerce proposed the Administrative Regulations on House Leasing and Sale (Consultation Draft), or the Consultation Draft, which provides that living rooms can be partitioned for leasing purposes as long as certain requirements are met. However, such Consultation Draft has not been adopted yet. Due to the ambiguity of the relevant provisions under the Administrative Measures and the Real Estate Brokerage Management Methods and lack of clear guidance from MOHURD, local governments may have different interpretations of these provisions. We cannot assure you that any such local government will not interpret these provisions in a manner that renders our N+1 model non-compliant. For instance, we were fined for operating some apartment units under the N+1 model and requested to restore such apartment units to original conditions by the local government authorities in Beijing. In addition, local governments in the cities where we operate or may operate in the future may issue new rules that prohibit or restrict our N+1 model. If we were deemed to have violated laws, regulations and policies prohibiting the N+1 model, we might be subject to penalties and might be required to restore the non-compliant apartment units to original conditions and relocate the residents staying in such apartment units. We might even need to adjust our business model, which would have a material and adverse effect on our business, results of operations, financial condition and growth prospects.

The residential rental market is highly competitive, and we face competition in several major aspects of our business. If we fail to compete successfully against our current or future competitors, our business, results of operations, financial condition and prospects may be materially and adversely affected.

We face strong competition in our business. Our competitors include, among others, (i) other co-living platforms, (ii) traditional real estate agents, (iii) real estate developers that rent out their own properties and (iv) hotel and serviced apartment operators. With the influx of new entrants and the expansion of current participants, we expect competition in our industry to continue and intensify, which could harm our ability to increase revenues and attain or sustain profitability. The aspects of our business where we face competition include competition in acquiring and retaining property owners and residents, provision of attractive apartments and services, and advertising and marketing activities. Some of our competitors have more resources and longer operating history or are better capitalized than us. Our competitors may successfully attract residents with cheaper apartments in more convenient locations, better incentives, amenities and value-added services, which could adversely affect our ability to obtain quality residents and rent out our apartment units on terms that are favorable to us. In addition, our competitors may have better access to property owner and resident information, which helps them identify and acquire quality apartment and residents more quickly.

Competition may result in fewer apartments available to us, higher rental rates to be paid by us to property owners, and difficulties in acquiring and retaining residents. We may be required to spend additional resources to further enhance our brand recognition and promote our services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image.

We are highly dependent on our technology system. Our technology system may contain undetected errors or ineffective algorithm, or may experience unexpected system failure, interruption, inadequacy, security breaches or cyber-attacks. Our reputation, business and results of operations may be materially harmed by service disruptions or by our failure to timely and effectively upgrade and our existing technology and infrastructure.

Our business relies heavily on our technology system, including our proprietary artificial intelligence decision engine—Danke Brain, our big data platform and IT infrastructure, which work seamlessly together as the backbone of our business. We are highly dependent on the ability of such technology system to process and manage immense amounts of data and make decisions to guide each step of our operational process. Our technology system may contain undetected error or bugs or ineffective algorithm, which may result in inaccurate estimate or decisions and thus materially and adversely affect our business, financial condition and results of operations. For example, we rely on Danke Brain to estimate rental price for our residents, renovation cost and the deal terms we offer to property owners. If Danke Brain makes any mistake in making such estimate and calculations, we may offer pricing terms that are less favorable to us or incur unnecessary cost, which would have a negative impact on our results of operations and financial condition. In addition, we derive valuable insights from Danke Brain in planning our city-level and neighborhood-level expansion. Any inaccurate analytics by Danke Brain could result in failures of our expansion strategies.

We have benefited from the fact that the type of proprietary technology system equivalent to which we employ has not been widely available to our competitors. If our technology becomes widely available to our current or future competitors for any reason, our operating results may be adversely affected. Also, any adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. Additionally, to keep pace with changing technologies and residents demands, we should correctly interpret and address market trends and enhance the features and functionality of our technology system in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of our residents or the trends in the residential rental market or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our products and services and a corresponding decrease in our revenues. We may not be able to keep up with rapid changes of technology, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

Our technology infrastructure may encounter disruptions or other outages caused by problems or defects in our technology system, such as malfunctions in software or network overload. Our technology infrastructure may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error or other accidents. Despite of any precautionary measures we may take, the occurrence of unanticipated problems that affect our technology infrastructure could result in interruptions in the availability of our services. It may be difficult for us to respond to such interruptions in a timely manner, or at all. Such interruptions would damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and cause our customers to seek alternative solutions. Furthermore, our physical infrastructure is also vulnerable to damages from fires, floods, earthquakes and other natural disasters, power loss and telecommunication failures. Any network interruption or inadequacy that causes interruptions to our operations, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our customer satisfaction, which in turn could adversely affect our reputation, business and financial condition.

Our failure to maintain the quality and safety of our apartments could damage our brand image and negatively affect our results of operations.

Under the relevant PRC laws, regulations and technical standards, we are required to ensure that our apartments meet certain environmental standards, including the air quality and environmental protection standards for preventing the indoor environmental hazards generated by construction materials and decorative building materials. We may also be required to comply with various fire, health, life-safety and similar laws and regulations. We may be subject to civil liabilities or administrative penalties for our failure to comply with environmental, construction, fire or other laws or regulations. In addition, under the PRC laws, if the leased residential property imposes a threat to the safety or health of the resident, the resident is entitled to terminate the lease at any time. Although we have taken measures to avoid environmental and fire hazards, including testing air quality after renovation and taking fire precaution measures, we cannot assure you that our residents will not raise any health or safety claims. In addition, we cannot assure you that future laws, ordinances or regulations will not impose more stringent environmental or fire safety requirement or that the current environmental condition of our apartments will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the apartments or the activities of unrelated third parties.

Moreover, although we have taken measures to protect the safety of our residents, including installing each apartment unit with digital door lock and conducting background check of our residents before signing leases with them, there could still be safety incidents, particularly in apartments in which the private rooms are rented to different residents. Personal injuries or property losses suffered by our residents or other disputes between our residents or between our residents and other third-parties could expose us to legal liability, harm our reputation, result in resident attrition and adversely affect our business and results of operations.

Our business is dependent on the strengths of our brand and reputation. If we fail to maintain or enhance our brand and reputation as a result of our actions or the actions of third parties, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

Our business and financial performance depends on the strength and the market acceptance of our brand. We have established a strong brand name and reputation in China. Any loss of trust in our products and services could harm the value of our brand, which could materially reduce our revenues and profitability. From time to time, we organize marketing campaigns and work with media partners to promote our brand and our products and service offerings, which may cause us to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the promotional effect we expect.

Our brand and reputation are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, perceptions of conflicts of interest, complaints made by our residents and market rumors, among other things, could substantially damage our reputation, even if they are baseless or fully addressed. For instance, to protect the safety of our residents, we conduct background check of potential residents who seek to rent our apartment units and may refuse to rent our apartment units to certain potential residents, which may lead to potential disputes or complaints, and may in turn harm our brand and reputation. Our brand and reputation could also be harmed by the unauthorized, illegal or immoral conduct of our employees, dispatched workers or third-party service providers we collaborate with.

In addition, any negative media publicity about our platform or our industry in general may also negatively impact our brand and reputation. If we are unable to maintain our reputation, enhance our brand recognition or promote our product and service offerings, or if we incur excessive expenses in this effort, our business and growth prospects may be materially and adversely affected.

Early termination or breach of the leases by a significant number of property owners may negatively affect our business, financial condition and results of operations.

Property owners may terminate the lease agreements with us before the end of their terms for various reasons. If the lease with a property owner is terminated before expiration or if a property owner breaches the lease, making the apartment no longer available, we would have to terminate our lease with the relevant resident or corporate client. For Danke Apartment, we will need to return the balance of the upfront payment to such resident or to the financial institution that provide rent financing to such resident, as the case may be, which would negatively affect our cash flow. Alternatively, we would facilitate the resident to relocate to our other apartment unit. In either way, we may incur additional costs and expenses and may cause resident dissatisfaction. In addition, although our leases generally provide that property owners shall pay a penalty to both us and our residents or corporate clients for early termination and also compensate us for pro rata renovation cost, the penalty and compensation may not be sufficient to cover our loss or may be lowered if the court deems the penalty prescribed under our lease agreements to be unfair. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition would be materially and adversely affected if a significant number of our property owners seek early terminations.

If our residents or corporate clients seek early termination of their leases or fail to meet their obligations under their leases, our business, results of operations and financial condition may be materially and adversely affected.

Our residents or corporate clients may seek early termination of their leases or fail to meet their obligations in connection with the leases. For example, residents or corporate clients may default on rental payments or residents may default on repayment of rental installment loans. If a resident defaults on his/her payment obligations and fails to cure the default within the applicable grace period, we may terminate the lease and repossess the apartment pursuant to the lease and relevant PRC laws. We also need to return prepaid rents to the relevant resident or financial institution, as applicable, which might have negative impact on our cash flow. Similarly, if a corporate client defaults on its rental payment and fails to cure the default within the applicable grace period, we have the right to terminate the lease and repossess the apartment. In the event of lease breach or early termination, we may not be able to find a new resident or corporate client to fill the vacancy in a timely manner, under the same terms or at all, and the security deposit or penalty of the defaulting resident or corporate client may not be sufficient to cover our losses for the period in between the leases. Our business, results of operations and financial condition would be adversely affected if a significant number of our residents or corporate clients seek early termination nor fail to meet their obligations in connection with the lease.

In addition, residents may use our apartments for illegal purposes or engage in illegal activities in our apartments, damage or make unauthorized structural changes to our apartments, refuse to leave the apartments upon default or termination of the lease, disturb nearby residents with noise, trash, odors or eyesores, sublet our apartments in violation of our lease or permit unauthorized persons to live in our apartments. Although we have the right to terminate the leases under such circumstances and the residents are responsible for damages caused by their wrongful conduct, we may still suffer from negative impact on our business and reputation. Damage to our apartments may delay re-leasing, necessitate expensive repairs or impair the rental income of the apartments resulting in a lower than expected rate of return.

We may face challenges regarding our cooperation with financial institutions in offering rent financing.

We cooperate with licensed financial institutions which offer rent financing to certain of our residents. Under such arrangement, the financial institutions perform credit assessment on the residents who opt for rent financing, and if approved, will enter into financing agreements with these residents. To ensure proper use of the funds, the financial institutions will make upfront payment to us and the residents should repay the loan to the financial institutions in monthly installments pursuant to the financing agreements. Under our arrangements with certain financial institutions, we are obligated to transfer part of the funds to a separate escrow account at such financial institutions. In the event of an early termination of a resident’s lease or a resident’s default on repayment of monthly installments, we would be required to return the upfront payment for the remaining lease term to the relevant financial institution, which would cause a cash outflow and a reduction in our working capital. We cannot fully predict when and how many of our residents will early terminate their leases or default on the loan repayment, which makes our cash outflow unpredictable. In the event of a substantial number of early terminations or defaults, we may face cash flow shortage and our business operations and financial condition would be negatively affected.

We utilize the upfront payment from the financial institutions to support our expansion. We cannot assure you that the rent financing arrangement will not be challenged or further regulated by the competent governmental authorities. For instance, the Opinion imposes certain new requirements on rent financing which may subject us to additional risks. See “—Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.” We currently work with a limited number of financial institutions and we cannot assure you that such financial institutions will continue to cooperate with us on commercially favorable terms, or at all, or that existing or potential financial institutions will be able to sufficiently meet the rent financing needs of our residents. If new laws, regulations or rules are enacted to restrict or prohibit such arrangement, or if any financial institution discontinues the cooperation with us, for example, as a result of its disqualification from engaging in financing business or default by a large number of residents, we may need to find alternative sources of capital or seek alternative business arrangement. Failure to do so could materially and adversely affect our business, financial condition and growth prospects.

We pay interest on rent financing to the relevant financial institutions. Such arrangement may place a heavy strain on our financial resources and subject us to risks associated with an increase in interest rate if the number of residents who opt for rent financing increase significantly as we expand our resident base. If we cease such arrangement due to a significant increase in interest rate or for other reasons, potential residents may be unwilling to bear the interest expenses and may be less willing to rent our apartment units, which could in turn negatively impact our business and results of operations.

Our expansion into new markets may present increased risk.

We plan to enter new cities which we believe have strong growth potential, such as cities with vibrant economic growth, net inflow of migrants and favorable local polices on residential rental market. However, entering new markets may expose us to a variety of risks, and we may not be able to operate successfully in new markets. These risks include, among others:

• inability to accurately evaluate local residential rental conditions and local economies;

• inability to replicate our operation capability in the new markets;

• lack of relevant prospective resident data relating to the new markets;

• lack of brand recognition in new markets;

• existing competitor in these markets, who may already be existing market leaders;

• inability to hire and retain key personnel in new markets;

• lack of familiarity with local governmental policies; and

• inability to achieve desirable financial results.

Failure to succeed in new market may hamper our growth. Also, since expansion into new market requires significant initial capital outlay, failure to achieve targeted return in the new market could materially and adversely affect our financial condition and results of operations.

We may engage in business practices that violate PRC laws and regulations and we may fail to obtain or maintain licenses and permits necessary to conduct our operations. If we are deemed to have violated any PRC laws and regulations or if we fail to obtain or maintain the necessary licenses and permits, our business, financial condition and results of operations would be materially and adversely affected.

Our business is subject to various compliance and operational requirements under the PRC laws and regulations, some of which are ambiguous and constantly changing. For instance, the Opinion has raised a series of compliance requirements for residential rental companies. See “Item 4. Information on the Company — B. Business Overview — Regulations —Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing.” Local authorities may strengthen supervision over our business pursuant to this newly promulgated Opinion. As such, there are substantial uncertainties regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the residential rental industry. We may not be in full compliance with all of the applicable laws, regulations and other requirements. If we are deemed to have violated any PRC laws and regulations, we may be required to modify or even cease the non-compliant practice. We may also be subject to administrative penalties, including the confiscation of illegal revenue, fines and suspension of business operations, which may have a material and adverse impact on our business, financial condition and results of operations, as well as our reputation.

For example, we have not withheld income taxes on behalf of the property owners for the rents we paid to them, which may be deemed as in violation of Individual Income Tax Law and Law on the Administration of Tax Collection. We may be subject to fines for such violation and may be required to take corrective measures.

Moreover, two of our entities, one that engages in construction design and the other that engages in subcontracting business, have not obtained design permit, construction enterprise qualification or safety production permit, as required by the relevant PRC laws and regulations. We are in the process of applying for such permits and qualifications. Failure to do so in a timely manner may subject us to fines or we may be required by the relevant authority to take remedial action within a specified period of time or cease our construction projects, which could cause a material and adverse impact on our business, financial condition and results of operations.

Failure to maintain the quality of the services that we provide to our residents could harm our brand and reputation, reduce resident satisfaction and cause resident attrition.

We provide one-stop services to our residents, including cleaning, repair and maintenance, WiFi and 24/7 resident hotline. We also plan to expand our service offerings to include additional value-added services, such as IoT smart home, moving services, financial and insurance services, new retail and other local services. The quality of our services is one important factor that attracts our residents. If we or our third-party service providers fail to maintain the quality of the services we provide or fail to timely respond to residents’ request and offer fast and effective solutions, our residents may become dissatisfied with us, which in turn may result in resident attrition.

We may be subject to significant costs and reputational harm if our employees, dispatched workers or third-party service providers commit any misconduct or violate any laws or regulations during the course of our operations.

We have a large number of employees, dispatched workers or third-party service providers that are involved in our daily operations and serve our residents. Although we have implemented policies and procedures to govern their conducts, there can be no assurance that they will not commit any misconduct or violate any laws or regulations during the course of our operations. For instance, they may make misrepresentations to our residents when renting out our apartment units, cause personal injuries or property losses to our residents when performing cleaning or maintenance services inside their apartment units, or breach our data policy. Any such incident may subject us to disputes or legal proceedings, result in negative publicity and cause reputational harm to us.

Any negative publicity, including false rumors, about us, our business, our operations, our management, our business partners or the residential rental market in general, may materially and adversely affect our reputation, business, results of operations and growth prospects.

We have from time to time received negative publicity, including negative internet and blog postings and news reportings on traditional media about our company, our business, our management or our services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, property owners, residents, corporate clients and third-party business partners. In addition, negative publicity about residential rental market or co-living platforms in general may also materially and adversely harm customer confidence in us.

We depend on third parties for different aspects of our business and the services that we offer, including but not limited to strategic partners, financial institutions, third-party service providers and third-party payment companies. Our business, results of operations, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard.

We currently cooperate and rely on a number of business partners in our daily operations. For instance, we cooperate with third-party service providers which provide cleaning and maintenance services, renovation partners which renovate our apartments, licensed financial institutions which provide rent financing to our residents, and commercial banks and third-party payment companies which process rental payments for us. Pursuing, establishing and maintaining relationships with our business partners requires significant time and resources. If we cannot successfully pursue, establish or maintain relationships with our business partners, our business operations may be adversely affected. In addition, our agreements with our business partners generally do not prohibit them from working with our competitors or offering competing services. Our competitors may be more effective in providing incentives to our business partners, which may cause our business partners to favor business relationship with them over their relationship with us and devote more resources toward our competitors. Moreover, our business partners may devote more resources to support their own competing businesses, which may compete with our business and adversely affect our business relationship with these business partners. Furthermore, if our business partners fail to perform their obligations under our agreements with them, we may have disagreements or disputes with them or suspend or terminate our business relationship, which could adversely affect our business operations and brand image. If our relationship with any of our existing business partners is suspended or terminated, we may not be able to find replacement business partners in a timely and cost-effective manner or at all, which could negatively impact our business, financial condition and results of operations.

Our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial condition.

In addition, we cannot guarantee that all the service providers will always adhere to our standards for quality of services, or that our residents’ experience with such third-party service providers will always be positive. Any poor performance of third parties involved in our business could have a material and adverse effect on our ability to retain and acquire residents.

We may not be able to effectively control the timing, quality and costs relating to the renovation and furnishing of our apartments, which may adversely affect our business, results of operations and financial condition.

Our success depends on our ability to quickly renovate, furnish and rent out apartments with high quality and in a cost-effective and efficient manner. Nearly all of our apartments require some level of renovation when we lease them from property owners. We are exposed to risks inherent in apartment renovation and furnishing, including but not limited to, potential cost overruns, increases in labor and materials costs, delays in renovation work, and poor workmanship. Potential supply chain interruptions, such as failure of our OEMs to timely manufacture our self-designed furniture or failure of our suppliers to deliver raw materials, furniture or appliances on time, may also delay our progress and increase our costs. If we fail to complete renovation and furnishing within our schedule or if our timing and cost estimation for renovation and furnishing prove to be materially inaccurate, our business, results of operations, financial condition and growth prospects would be materially and adversely affected. In addition, if we fail to control the quality of renovation and lead to any potential complaints from, or damages to, our residents, we could be exposed to material liability and be held responsible for damages, fines or penalties, and our reputation may suffer.

Any accidents, injuries, diseases or death in our rental apartments may adversely affect our reputation and subject us to liabilities.

While we endeavor to provide our residents with high quality and safe living conditions, there are inherent risks of accidents or injuries in our apartments. One or more accidents or injuries such as fire accident, injury or death due to any criminal behavior, slip and fall, or suicide in any of our apartments could subject us to disputes or legal proceedings, adversely affect our reputation, decrease our overall occupancy rate and increase our costs for taking additional measures to further improve the effectiveness of our safety precautions.

In addition, if any fire accident occurs in any of our apartments that do not possess fire safety inspection certificate or if any incident occurs in apartments where the actual use and the designated land use are inconsistent, there could be substantial negative publicity, and may even trigger large-scale government actions that impact all of our apartments, which in turn will have a material adverse impact on our business, results of operations and financial condition.

Moreover, a substantial majority of the furniture in our apartments are designed by us and manufactured by OEMs that we cooperate with. Any personal injuries or other accidents caused by quality issues of our furniture may subject us to potential lawsuits and liabilities.

Our business is susceptible to changes in China’s national and regional economic conditions and real estate market, particularly residential rental market.

Our business depends substantially on conditions of China’s real estate market, particularly the residential rental market. Demand for residential rental properties in China has grown steadily in recent years, primarily driven by favorable trends in residential rental market, including increase in rural-to-urban migration resulting from continued urbanization, high residential property prices in tier 1 and tier 2 cities, changes in the consumption habits of young people who tend to prefer renting over purchasing properties, consumption upgrade leading to demand for better living experience and services, and favorable government policies supporting the growth of residential rental market. However, there is no assurance that such favorable trend could sustain. Any severe or prolonged slowdown in China’s economy, any slowdown or discontinuation of urbanization in our target markets, or any changes in government policies that restrain the development of residential rental market may materially and adversely affect our business, financial condition and results of operations. Economic downturn in China at large or in the cities we operate in could also result in a reduction of available apartments we could source from as fewer people may purchase properties for investment purpose or some property owners may have to sell their properties for liquidity. In addition, in the event of recession, our potential residents or existing residents may choose cheaper rental options due to budget constraint, or we may have to reduce our rent to prevent resident attrition, which may result in our rent expense exceeding our revenues and would adversely affect our business, financial condition and results of operations.

Moreover, the geographic concentration of our business operation may subject us to heightened risks in the event of adverse changes in regional economic condition or real estate market. For instance, the apartment units we operated in our top 3 cities, Beijing, Shanghai and Hangzhou, accounted for approximately 54.4% of the total number of apartment units we operated as of December 31, 2019. If any of these cities undergoes recession in general economic condition or real estate market, we may be unable to maintain our current operations in such cities, which may materially and adversely affect our business, results of operations and financial condition.

New laws, regulations and policies may be promulgated to strengthen the regulation on residential rental market, which may adversely affect our business, results of operations, financial condition and growth prospect.

PRC laws, regulations and policies concerning residential rental market are developing and evolving. Although we have been taking measures to comply with the laws, regulations and policies that are applicable to our business operations, PRC legislature or government authorities may promulgate new laws and regulations in the future that may impose more stringent requirements on us. We cannot assure you that our practice would not be deemed to violate any new PRC laws, regulations or policies, or that we are able to comply with any new PRC laws, regulations or policies without unreasonable efforts or expenses, which could materially and adversely affect our business, results of operations and financial condition.

For instance, if PRC legislature or regulators promulgate or adopt new laws, regulations and policies imposing requirements on the minimum number of days between completion of renovation and renting out our apartments, we might be forced to keep our apartments vacant for a longer period of time, which may adversely affect our results of operations.

In addition, government agencies may adopt policies intending to control rent levels, which may adversely affect our revenues and profitability. Moreover, we impose an automatic lock-out of our residents through digital door locks in the event of rent delinquency for seven days or more. Although we believe that such policy does not violate any PRC laws or regulations, new laws or regulations may be enacted that impose restrictions on tenant eviction, which may adversely affect our business.

Our leasehold interest may be defective and our legal right to lease certain properties may be challenged, which could cause significant disruption to our business.

Under the PRC laws and regulations, all leases are required to be registered with the local authorities. Although failure to do so does not in itself invalidate the leases, lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. Most of our leases, including leases with property owners, residents and corporate clients as well as leases for our offices and warehouses, have not been registered as required, which may expose us to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our leases, we may not be able to recover such losses from the contract counterparties. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

Moreover, certain of our apartments have defects on the land use rights. Under the PRC laws, land shall be used strictly in line with the approved usage of the land unless the land alteration registration procedures are completed. If any land is illegally used beyond the approved usage, the land administrative departments of the PRC government at and above the county level may force the property owner to complete the land alteration registration procedures within a time limit. Certain of our apartments are currently premised on the rural collectively-owned land, not on the land with a construction usage for dwelling house, which is in contravention of the aforesaid legal requirements. As a result, the property owners of such apartments may be forced to go through the required procedures, which may cause interruptions to our business operations and negatively affect our results of operations. In addition, some property owners of these apartments have not obtained ownership certificates and therefore our legal right to rent out such apartments may be challenged.

Any challenge to our legal rights to rent out the apartment units we operate, if successful, could impair the operations of such apartments. We are also subject to the risk of potential disputes with property owners or third parties who claim their rights to or interests in the apartment we operate.

Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Our business generates, obtains and processes a large amount of data, which subjects us to governmental regulations and other legal obligations and risks related to privacy, information security, use of data and data protection. Any improper use or disclosure of such data by us, our employees or our business partners, or theft by third-parties, could subject us to significant reputational, financial, legal and operational consequences.

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business we acquire and store sensitive data, including our intellectual properties, our proprietary business information and personally identifiable information, such as names, identification card numbers, contacts and electronic signatures, of property owners, residents, employees and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Our property owners, residents, employees and third-party service providers expect that we will adequately protect their personal information.

We are also required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard the information we collect. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by computer hackers or breached due to employee error, malfeasance or other unauthorized access or disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and third-party data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Security and privacy concerns have become an important legislative and rule making focus in China. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talents. If we fail to hire, train, retain or motivate our staff, our business may suffer.

Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. Our key management have been crucial to the development of our culture and strategic direction. If we lose the services of any member of key management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members. Our management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of our management member and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our rapid growth also requires us to hire and retain a wide range of talents who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us develop online and offline capabilities. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the industries in which we operate is intense, and we may need to offer a more attractive compensation and other benefits package, including share-based compensation, to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Our financial condition and results of operations may fluctuate significantly due to seasonality, and our quarterly financial results may not fully reflect the underlying performance of our business.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future due to seasonality. We generally rent out a higher number of apartment units during the graduation season when college students start to look for off-campus rental apartments. We typically experience a lower level of rental around lunar year-end when a large number of migrants return to their hometowns to celebrate the Chinese New Year. It generally picks up after the Chinese New Year when these migrants return to work. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years, and you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced. Given our limited operating history and the rapidly evolving markets in which we compete, our historical operating results may not be useful to you in predicting our future operating results.

We may be unable to conduct our sales and marketing activities cost-effectively.

We have incurred significant expenses on a variety of sales and marketing efforts designed to expand our resident base and enhance our brand recognition, including payroll expenses to our sales team, advertising expenses and expenses for organizing marketing campaigns. We incurred RMB81.0 million, RMB471.0 million and RMB1,038.2 million (US$149.1 million) in sales and marketing expenses in the years ended December 31, 2017, 2018 and 2019, representing 12.3%, 17.6% and 14.6%, respectively, of our revenues in the corresponding periods. We may not be able to conduct our sales and marketing activities cost-effectively, and our sales and marketing activities may not be well received and may not result in the levels of brand recognition and resident increases that we anticipate. We may also need to explore new sales and marketing methods, which may lead to significantly higher sales and marketing expenses and may not yield satisfactory results. Failure to refine our existing sales and marketing approaches or to introduce new sales and marketing approaches in a cost-effective manner could negatively affect our revenues and profitability.

Our failure to protect our intellectual property rights or prevent unauthorized use of our intellectual property could materially and adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property will prove to be sufficient. For example, we may apply for registration of trademarks that may be used in the ordinary course of our business from time to time. However, we cannot assure you that all such applications will be approved. If any such application is rejected, there may be adverse impact on our business. In addition, although we require our employees to enter into confidentiality agreements in order to protect our proprietary information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. Moreover, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties.

Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may be subject to intellectual property infringement or misappropriation claims, which could be time-consuming and costly to defend and, if determined adversely against us, could materially impact our business.

We cannot be certain that our services, technology system, information provided on our online platform do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and litigation is frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims and legal proceedings. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

Our insurance coverage may not be sufficient, which could expose us to significant costs and business disruption.

We believe we maintain insurance policies in line with industry standards. However, insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. As such, we may not be able insure certain risks related to our assets or business even if we desire to. Although we maintain property insurance covering apartment units we operate, we do not maintain property insurance covering our equipment and other property that are essential to our business operation, business interruption insurance, key-man life insurance or litigation insurance. In addition, although we maintain personal injury insurance that covers personal injuries of our renters caused by certain types of accidents in a majority of our apartments, such insurance may not be sufficient to cover all types of accidents that may occur or cover all possible losses. Any uninsured occurrence of business disruption, litigation, accidents or natural disaster, or significant damages to our uninsured equipment or facilities could have a material and adverse effect on our results of operations. Our current insurance coverage may not be sufficient to prevent us from any loss and there is no certainty that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our IT infrastructure is currently deployed, and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. There can be no assurance that our internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

We, our directors and our management may be involved in legal or administrative proceedings or commercial disputes, which could have a material adverse effect on our business, financial condition and results of operations.

We, our directors and our management may be subject to claims and various legal and administrative proceedings, and hence penalties as well, that may arise in the ordinary course of business. For a detailed description of the legal proceedings we are subject to, please refer to “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal Proceedings”. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. We may be subject to various intellectual property infringement or misappropriation claims, see “—We may be subject to intellectual property infringement or misappropriation claims, which could be time-consuming and costly to defend and, if determined adversely against us, could materially impact our business”

Regardless of the merit of particular claims, legal and administrative proceedings, litigations, injunctions and governmental investigations against us, our directors and management may be expensive, time-consuming or disruptive to our operations and distracting to management. In recognition of these considerations, we may enter into agreements or other arrangements to settle litigation and resolve such disputes. No assurance can be given that such agreements can be obtained on acceptable terms or that litigation will not occur. These agreements may also significantly increase our operating expenses.

In addition, new legal or administrative proceedings and claims may arise in the future and the current legal or administrative proceedings and claims we face are subject to inherent uncertainties. If one or more legal or administrative matters were resolved against us or an indemnified third party for amounts in excess of our management’s expectations or certain injunctions are granted to prevent us from using certain technologies in our solutions, our business and financial conditions could be materially and adversely affected. Further, such an outcome could result in significant compensatory, punitive monetary damages, disgorgement of revenue or profits, remedial corporate measures, injunctive relief or specific performance against us that could materially and adversely affect our financial condition and operating results.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures, and we were never required to evaluate our internal control over financial reporting within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

As of December 31, 2019, we had remediated the material weakness previously identified by us and our independent registered public accounting firm in the course of preparing and auditing our consolidated financial statements prior to our initial public offering, which was related to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements. However, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. Our failure to discover and address any deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Also, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In the past, we did not make full contributions to social insurance and housing provident funds for some of our employees. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

According to applicable PRC laws and regulations, employers must open social insurance registration accounts and housing provident fund accounts and pay social insurance and housing provident funds for employees. Some of our subsidiaries or consolidated affiliated entities have not opened social insurance registration accounts or housing provident fund accounts, and engage third-party human resources agencies to pay social insurance and housing provident funds for some of their employees. We may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

In addition, the use of employees of third-party labor dispatch agencies, who are known in China as “dispatched workers,” is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. As of the date of this annual report, the number of our dispatched workers as a percentage of our total number of employees exceeds such threshold. If the governmental authorities find us to be in violation of the relevant employment regulations, we may be subject to penalties and be required to reduce the number of dispatched workers. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

We face risks related to catastrophic weather, natural disasters, potential climate change, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to catastrophic weather, natural disasters and other calamities. Some of our apartments are located in areas that may experience catastrophic weather and other natural events from time to time, including earthquakes mudslides, fires, typhoons, tornadoes, floods, snow, ice storms, or other severe inclement weather. We may also experience power loss or telecommunications failures. Such events may cause physical damage to our apartments, injure our residents and result in negative publicity about us, which may in turn cause a decrease in demand for our apartments in these areas. Additionally, the accidental death or injury of our residents due to fire, natural disasters or other hazards could have a material and adverse effect on our business and results of operations. Our insurance coverage may not cover all losses associated with such events, which could have an adverse effect on our financial condition and results of operations. Furthermore, such events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

We may experience break-ins, war, riots, terrorist attacks or similar events. Actual or threatened such events and other acts of violence or war could have a material and adverse effect on our business and operating results. Attacks that directly impact one or more of the properties under our management could significantly affect our ability to operate those properties and thereby impair our ability to achieve our expected results. In addition, the adverse effects that such violent acts and threats of future attacks could have on the Chinese economy could similarly have an adverse effect on our financial condition and results of operations.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our use of certain leased properties for our warehouses and office could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

Certain lessors of our leased warehouses and offices in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If any of our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities to lease such properties to us, our lease arrangements with such lessors could be invalid. If any of our leases are invalid, we may have to vacate the properties and seek alternative office and warehouse locations, or we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. This may cause interruptions to our business operations or financial losses. Although we may seek damages from such lessors, such damages may not fully cover the actual losses we suffer.

Our revenue backlog may not be indicative of our future revenues.

Our revenue backlog as of a given date represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed. However, as we, our residents or corporate clients may terminate the lease by paying an early termination fee, we cannot assure you that all of our existing leases will be performed to the end of their terms. Any early termination or renegotiation of our existing leases or any default on our existing leases will affect expected revenues reflected in our revenue backlog. Our revenue backlog is not necessarily indicative of future earnings or revenues and we may not ultimately realize our revenue backlog.

We have started to recognize a substantial amount of share-based compensation expense upon the completion of our initial public offering and may continue to incur substantial share-based compensation expense.

Pursuant to our 2017 stock inventive plan, as amended and restated, we may grant options to purchase no more than 274,226,921 of our ordinary shares. We also adopted the 2019 equity incentive plan in October 2019, which became effective on January 22, 2020. The 2019 equity incentive plan allows us to grant equity-based awards representing 230,000,000 Class A ordinary shares initially and such number will on each January 1 automatically increase by 2% of our total outstanding ordinary shares as of the last day of the immediately preceding fiscal year. As of the date of this annual report, we have in aggregate outstanding options with respect to 226,771,664 Class A ordinary shares that have been granted to our employees and directors under the equity incentive plans. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation—Stock Compensation.” We are required to classify share options granted to our employees, directors as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Because the exercisability of the share options granted by us was conditional upon completion of our initial public offering, we did not recognize any share-based compensation expense relating to the share options granted before our initial public offering. Upon the completion of our initial public offering in January 2020, we immediately recognized a substantial amount of share-based compensation expense associated with vested option awards.

We will incur additional share-based compensation expenses in the future as we continue to grant equity-based awards to our employees, directors and consultants. We believe the granting of equity-based awards is important for us to attract and retain talented employees, directors and consultants. As a result, our expense associated with share-based compensation may increase, which may have an adverse effect on our results of operations. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies, Judgments and Estimates—Share-Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business, results of operations and financial condition.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 7.  Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Consolidated VIEs and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we only have indirect recourse to the assets held by our consolidated VIEs and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings involving shareholders of our consolidated VIEs, assets under the name of such shareholder, including the equity interest in our consolidated VIEs, may be put under court custody. As a consequence, we cannot be certain that the equity interest in our consolidated VIEs will be disposed pursuant to our contractual arrangement with their shareholders.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our results of operations and financial condition may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business, results of operations and financial condition.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 7.  Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements with Consolidated VIEs and Their Shareholders.” If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The interests of the shareholders of our consolidated VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our call options under the exclusive call option agreements to cause them to transfer all of their equity interest in our consolidated VIEs to us or a person or persons designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of the PRC and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate VATS business in China. We conduct our VATS business in the PRC through one of our consolidated VIEs. Qing Wutong Co., Ltd., one of our PRC subsidiaries has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs and (iii) have an exclusive option to purchase all or part of the equity interest in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate their financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Item 7.  Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our VATS business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

• revoking our business and operating licenses;

• levying fines on us;

• confiscating any of our income that they deem to be obtained through illegal operations;

• shutting down our services;

• discontinuing or restricting our operations in the PRC;

• imposing conditions or requirements with which we may not be able to comply;

• requiring us to change our corporate structure and contractual arrangements;

• restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs, business and operations; and

• taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, if future PRC laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Our corporate actions are significantly influenced by our co-founder, director and chief executive officer, Jing Gao, who has the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our outstanding share capital has been designated into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. As of the date of this annual report, Jing Gao, our co-founder, director and chief executive officer, beneficially owns all of our Class B ordinary shares representing 75.7% of the voting power of our total issued and outstanding shares. As a result of the concentration of ownership, Jing Gao will have considerable influence over corporate matters such as mergers, acquisitions, consolidations, the sale of all or substantially all of our assets, reorganization, restructuring, liquidation and other significant corporate actions. This concentration of ownership and the protective provisions in our eleventh amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. In addition, in the event that we issue additional Class B ordinary shares, it will cause further dilution to the voting power of our Class A ordinary shareholders. As a result of the foregoing, the value of your investment could be materially reduced.

Our current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). If our control over our consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owes additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold a substantial portion of our assets. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our consolidated VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

All of our operations are conducted in the PRC and all of our revenues are sourced from the PRC. Accordingly, our business, results of operations and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material and adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, results of operations and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business, results of operations and financial condition.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

All of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, results of operations and financial condition.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, NDRC or MOC branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or outbound investment filings. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents or entities. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident or PRC-entities beneficial owners will comply with SAFE registration or outbound investment filings requirements, and there is no assurance that the registration under SAFE, NDRC or MOC regulations will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents or entities to register or amend their foreign exchange registrations or outbound investment filings in a timely manner, or the failure of future beneficial owners of our company who are PRC residents or entities to comply with the registration procedures set forth in SAFE, NDRC or MOC regulations, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, results of operations and financial condition.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the domestic qualified agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the domestic qualified agent or the overseas entrusted institution or other material changes.

We and our employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who participate in our share incentive plans are subject to these regulations as our company has become an overseas-listed company. We will make efforts to comply with the aforesaid requirements. Failure to complete SAFE registrations may subject us or our PRC resident employees who participate in our share incentive plans and their local employers to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our PRC subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries and our consolidated VIEs incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and consolidated VIEs incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to income derived by a non-resident enterprise from indirect transfer of taxable assets in PRC through buying and selling the equity securities of the same listed overseas enterprise on the open market. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Circular 37”), which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our results of operations and financial condition.

We are subject to restrictions on currency exchange.

All of our revenues is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries and consolidated VIEs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the enterprise registration system and the National Enterprise Credit Information Publicity System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If the custodians or authorized user of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliates. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, U.S. Department of Justice, or DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report and therefore you may not be able to enjoy the protection of such laws in an effective manner.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Fluctuations in exchange rate could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi had depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenues and all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. In a statement issued on December 9, 2019, the SEC reiterated concerns over the impaired ability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

Proceedings instituted by the SEC against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our Ordinary Shares and ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and residential rental companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

• actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

• regulatory developments affecting us or our industry;

• announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

• changes in the economic performance or market valuations of other co-living platforms or residential rental companies;

• changes in financial estimates by securities research analysts;

• conditions in the residential rental market in China;

• announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

• additions to or departures of our senior management;

• fluctuations of exchange rate between the Renminbi and the U.S. dollar;

• release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

• sales or perceived potential sales of additional ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of the date of this annual report, we have 1,828,846,182 ordinary shares outstanding, comprising 1,582,846,182 Class A ordinary shares and 246,000,000 Class B ordinary shares, including 99,049,330 Class A ordinary shares represented by ADSs newly issued in connection with our initial public offering. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding (except for less than 2% of our ordinary shares held by a minority shareholder that is not subject to the lock-up) will be available for sale, upon the expiration of the 180-day lock-up period beginning from January 16, 2020, the date of the final prospectus of our initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our eleventh memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our eleventh memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 10 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs, which may include claims arising under the U.S. federal securities laws, may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, there is uncertainty as to whether a court would enforce such forum selection provision. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides that it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “ Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, results of operations and financial condition.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our eleventh amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our eleventh amended and restated articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. All of our assets are located outside the U.S. In addition, all of our directors and executive officers and the experts named in this annual report reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against them in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

A final and conclusive judgment obtained in the federal or state courts of the United States will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is not in respect of taxes, fines, penalties or similar charges and (d) is neither obtained in a manner nor is of a kind the enforcement of which is against natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or Class A ordinary shares.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolution passed by such companies) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our eleventh amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in our initial public offering), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands, and we have been approved for listing our ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.                INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced our operations in China through Zi Wutong (Beijing) Asset Management Co., Ltd, or Zi Wutong, in January 2015. In June 2015, we incorporated Phoenix Tree Holdings Limited under the laws of Cayman Islands, which became our ultimate holding company through a series of transactions. In March 2019, we acquired 100% equity interest in Hangzhou Aishang Danke Technology Co., Ltd., or Aishangzu, a residential rental apartment operator that primarily operated in Hangzhou, through our wholly-owned subsidiary, Qing Wutong Co., Ltd., or Qing Wutong. We primarily operate our business through our subsidiaries, consolidated VIEs and their subsidiaries in China.

On January 17, 2020, our ADSs commenced trading on the NYSE under the symbol “DNK.” We issued and sold an aggregate of 9,904,933 ADSs (including 304,933 ADSs sold upon partial exercise of the underwriters’ option to purchase additional ADSs) in our initial public offering, representing 99,049,330 Class A ordinary shares, raising approximately US$128.4 million in net proceeds after deducting underwriting commissions and the offering expenses.

On March 18, 2020, we entered into investment and cooperation agreements with the local government of the Huaqiao Economic Development Zone, or Huaqiao EDZ, in Kunshan, Jiangshu Province, China. Pursuant to the agreements, we have established a wholly-owned subsidiary in the Huaqiao EDZ, or the Huaqiao Subsidiary, which formed a joint venture with Kunshan Yinqiao Holding Group Co., Ltd., or Kunshan Yinqiao, an investment entity of the local government. The Huaqiao Subsidiary has made a capital contribution of RMB625 million (US$89.8 million) in exchange for 51.02% equity interest in the joint venture while Kunshan Yinqiao has made a capital contribution of RMB600 million (US$86.2 million) in exchange for the remaining 48.98% stake. The joint venture will use all the capital contributions to develop the co-living apartment business.

It is also agreed that the Huaqiao Subsidiary and Kunshan Yinqiao will not transfer their respective equity interests in the joint venture for a period of eight years after the capital contributions to the joint venture are completed. After the eight years, Kunshan Yinqiao will have the right to require the Huaqiao Subsidiary or its designated party to repurchase all of Kunshan Yinqiao’s equity interest in the joint venture at a price equal to Kunshan Yinqiao’s initial capital contribution of RMB600 million (US$86.2 million) plus interest accrued on such amount calculated at an annual interest rate equal to the PBOC’s benchmark rate (plus certain spread if the Huaqiao Subsidiary and its affiliates established in the Huaqiao EDZ contribute tax revenues to the local government of less than a certain amount in the aggregate in the eight-year period). To secure such repurchase obligation, the Huaqiao Subsidiary agreed to pledge all of its equity interest in the joint venture to Kunshan Yinqiao upon completion of Kunshan Yinqiao’s capital contribution to the joint venture. The local government expects to provide certain benefits and support to our local entities, including but not limited to assisting with bank financing, offering talent retention incentives, and providing government awards.

Our principal executive offices are located Room 212, Chao Yang Shou Fu, 8 Chao Yang Men Nei Street, Dongcheng District, Beijing 100010, People’s Republic of China. Our telephone number at this address is +86-10-5717-6925. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.            Business Overview

Overview

We are redefining the residential rental market through technology. We started Danke in 2015 to provide young people with comfortable yet affordable homes. Today, we are one of the largest co-living platforms in China with the fastest growth, according to iResearch. We established operations in 13 cities in China as of December 31, 2019. We grew the number of apartment units we operated from 2,434 as of December 31, 2015 to 438,309 as of December 31, 2019, a 180-fold increase over four years.

China’s residential rental market is expected to nearly double in size from 2018 to reach RMB3.0 trillion in 2023. We see an enormous opportunity within this addressable market, one of the last conventional markets to be touched by technology. China’s residential rental market is highly fragmented and inefficient, and one in which both individual property owners and renters suffer from numerous pain points. We provide a solution to both property owners and renters through our innovative “new rental” business model, which is defined by the following features:

• Centralization.  We centrally operate the apartments sourced from property owners and rent them out to our residents.

• Standardization.  We standardize the design, renovation and furnishing of our apartment units, and provide high-quality, reliable one-stop services.

• Online.  Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. We have had no physical storefronts since inception.

We operate two branded products, “Danke Apartment (蛋壳公寓)” and “Dream Apartment (筑梦公寓).” Danke Apartment has been the primary focus of our business since our inception in 2015. We source and lease apartments from individual property owners on a long-term basis, design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, either as private rooms within an apartment or an entire apartment. Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018 to target the large but underserved blue-collar apartment segment. We lease entire buildings or floors in a building, transform them into dormitory-style apartments, and rent them to corporate clients for employee accommodation. For all of our residents, we provide high-quality one-stop services, including cleaning, repair and maintenance, WiFi as well as 24/7 resident support.

We run Danke like a data science company. As founders are technology veterans, technology is deeply rooted in our DNA. At the core of our technology system is our proprietary artificial intelligence decision engine, or “Danke Brain,” which makes real-time and unbiased decisions based on data analytics to guide each step of our business operations and generate valuable business intelligence. Danke Brain has self-learning capability. It is able to apply what it learns in existing cities and neighborhoods to new cities and neighborhoods, and improves from each transaction and interaction. It reduces our reliance on local expertise, enables higher efficiency and facilitates rapid expansion. Danke Brain is supported by our big data platform, which continually processes and structurizes a massive amount of data with over 100 dimensions. Connecting everything together, our IT infrastructure digitizes our business operation and links all of our employees, property owners, residents and third-party service providers.

Leveraging our robust technology capabilities, we are able to handle complicated and large-scale business operations. For instance, pricing decisions represent a core competency for a co-living platform, yet pricing is complex due to the heterogeneous nature of apartments, neighborhoods and cities. Our technology system enables us to make tens of thousands of pricing decisions each day with high accuracy rate, without the need to rely on the local expertise of individual agents. We also have strong capabilities to manage the dynamic supply chain through technology. While the job is carried out locally, we use proprietary technologies to achieve precise budgeting, accurate time estimate, and seamless workflow coordination across our supply chain.

Empowered by our data, technology and apartment network, we have created a vibrant and expanding ecosystem to connect and benefit property owners, residents and third-party service providers. Their interaction forms a virtuous cycle, while also providing us with significant monetization opportunities.

Our disruptive business model has enabled us to achieve unparalleled growth, operational excellence and customer satisfaction, and placed us in a unique position to capture the enormous potential of China’s residential rental market. We currently generate revenues primarily from rents and service fees. Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million in 2018, and further increased by 166.5% to RMB7,129.1 million (US$1,024.0 million) in 2019.

Our Ecosystem

We have created a vibrant ecosystem. Our data, technology and apartment network serve as the basis of our ecosystem, which bring in and connect the key stakeholders in our ecosystem — property owners, residents and third-party service providers. The interaction among these stakeholders forms a virtuous cycle which brings benefits to each one of them, while also allowing us to act as a demand aggregator and providing us with significant monetization opportunities. Our ecosystem continues to expand and attract more participants as we scale up.

Our Value Propositions to Property Owners

• Hassle-free process.  We act as a trustworthy, single point-of-contact. Property owners do not need to interact with multiple agents and potential renters. We save them time and money in upgrading their properties and handling trivial requests from residents. We also conduct the regular maintenance of apartments and reduce damage risks.

• Stable returns.  We sign long-term leases with property owners, which help them minimizes vacancy risks and generate stable long-term income.

Our Value Propositions to Residents

• Affordability.  We offer affordable rental options to our residents. We save them the trouble of subletting by offering quality co-living apartment units.

• Consistent quality.  We renovate all of our apartment units with standardized design and quality, which relieves our residents from concerns about poor housing conditions.

• Hassle-free process.  We serve as a trustworthy, single point-of-contact for our residents. They do not need to deal with multiple agents, property owners or other service providers.

• Best-in-class services.  Our in-house services team delivers one-stop services of high quality and to the satisfaction of our residents.

Our Value Propositions to Third-Party Service Providers

• Large monetization opportunities.  We have a large number of well-educated young residents in our ecosystem with long-term, high-frequency consumption demand, which provides third-party service providers with numerous monetization opportunities.

• Personalization and user stickiness.  We are able to identify specific needs of our residents with our data analytics and help third-party service providers reach and acquire their target users with personalized services. We also create a feedback loop between residents and third-party service providers, and help build valuable customer relationships with increased stickiness.

Our Products and Service Offerings

We offer “Danke Apartment (蛋壳公寓)” to individual residents and “Dream Apartment (筑梦公寓)” to corporate clients.

Danke Apartment

Danke Apartment has been our primary business focus since inception. We source and lease apartments from individual property owners on a long-term basis, generally for four to six years. We then design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, mainly for one year.

Residents who stay in Danke Apartment are generally college-educated young people between the ages of 22 to 30with stable income, who value affordability, consistent quality, efficiency and quality services. In response, we offer fully furnished apartment units that strike the right balance between cost, comfort and location, and provide fast and reliable services a tap away.

We offer private rooms and entire apartments under Danke Apartment. Private rooms constitute a substantial majority of our apartment units. Each private room is secured by a digital door lock. Residents of the private rooms in the same apartment share common spaces such as the living room, kitchen and bathroom. We also offer entire apartments to accommodate residents who prefer more space and privacy, with digital door locks installed on the front doors.

As of December 31, 2019, we established operations in 13 cities in China, including Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Wuxi, Xi’an and Chongqing. The number of apartment units we operated increased from 2,434 as of December 31, 2015 to 438,309 as of December 31, 2019, representing a CAGR of 266.3%.

To make our residents’ experience hassle-free, we offer one-stop services including bi-weekly cleaning of common spaces, repair and maintenance, WiFi and 24/7 resident hotline to address any problem they may have. Residents can submit and track their service requests via our mobile app.

We pride ourselves in our in-house cleaning team and maintenance team. We have a rigorous training and quality control program for our services team to ensure a consistent high standard of service. We use an online service system to assign and track resident requests to evaluate our service crew and to ensure fast and effective resolution of problems.

As we scale up our business, we plan to offer additional services through third-party service providers to improve resident experience and increase our monetization opportunities, such as IoT smart home, moving services, financial and insurance services, new retail and other local services.

Dream Apartment

Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018. We lease from property owners entire buildings or several floors in a building, transform them into well-renovated and fully furnished dormitory-style apartments with multiple beds in each room, and rent the rooms out to various corporate clients for employee accommodation. Our corporate clients range from local business owners, such as restaurants and body shops, to large corporations and organizations, such as hotel chains, hospitals and delivery companies.

With Dream Apartment, we aspire to improve the living standards of blue-collar workers who have been chronically underserved in expensive cities such as Beijing, Shanghai and Shenzhen. We provide value-for-money options to our corporate clients for employee accommodation, thereby improving the living environment of their blue-collar workers and increasing employee satisfaction.

We operate Dream Apartment with the same philosophy of providing a hassle-free living experience. We offer comfortable rooms, WiFi, 24/7 onsite management and security, repair and maintenance, daily cleaning, and amenities such as gym, lounges, laundry rooms and mailroom services.

As of December 31, 2019, we operated nine Dream Apartment facilities in Beijing with a total of 8,558 beds and we had four additional facilities in Beijing, Shanghai and Shenzhen that were still under renovation with total planned capacity of 3,752 beds. The budgeted renovation and furnishing cost for the four additional Dream Apartment facilities that were still under renovation was approximately RMB44.4 million (US$6.4 million) in aggregate, of which we had already incurred RMB14.6 million (US$2.1 million) as of December 31, 2019. We have completed renovation of one of these facilities. We expect to complete renovation of two other facilities in the second quarter of 2020 and the remaining facility in the third quarter of 2020.

Our Technology

Our technology system consists of Danke Brain, our proprietary artificial intelligence decision engine, our big data platform and IT infrastructure. They work seamlessly together as the backbone of our business.

Danke Brain—Our Artificial Intelligence Decision Engine

Operating a co-living platform presents a few unique technological challenges, especially for pricing:

• Heterogeneity.  Pricing is complex due to the heterogeneous nature of apartments and rooms. No two units are the same.

• Irreplicability.  Each city and each neighborhood is different. One might be able to rely on experienced real estate agents to succeed in a neighborhood or a city, but such success would be hard to replicate in other cities.

• Frequency.  Tens of thousands of decisions need to be made each day on whether to source an apartment and at what price—making a traditional human-driven approval process inefficient and unrealistic.

In order to standardize the process and enable more efficient and informed decision-making throughout the business process, we have developed a proprietary artificial intelligence decision engine, “Danke Brain.” Compared to the human brain, even the brain of an experienced real estate agent, the Danke Brain has unique advantages:

• Efficiency.  It instantaneously takes hundreds of parameters into account and makes tens of thousands of decisions each day effortlessly.

• Accuracy.  It avoids human errors and is less prone to bias.

• Replicability.  It applies what it learned in existing cities and neighborhoods to new cities and neighborhoods.

• Adapting.  It adapts as a city evolves—for example, as new subway lines are built, startups gather momentum in up and coming business districts, and new grocery stores are coming to gentrified neighborhoods.

• Self-learning.  It improves from each transaction and each interaction through deep learning—how fast an apartment / room gets rented out and at what price; how many viewings it took; for the viewings that did not convert, what apartments were chosen over this particular one.

Our Big Data Platform

Our big data platform serves as the foundation of our technology system. It continuously processes and structurizes a massive amount of data to support, train and improve Danke Brain through proprietary deep learning algorithms. We believe we are at the forefront of residential rental market in terms of the richness, depth and comprehensiveness of our data. We have multi-dimensional structured data on more than 100 parameters, all of which are highly relevant to residential rental market. Our data is also closely interrelated with each other and can provide us with deep and holistic insight into the rental market.

We possess a vast amount of internally-generated data from our day-to-day operations, as well as additional rental market-related data and demographic data from public and third-party sources. Such data is cleansed, structured, encrypted and centrally stored in our data warehouses, enabling data analytics and data mining.

Our IT Infrastructure

We have also built comprehensive IT infrastructure, including various operational systems and workstations. Our IT infrastructure digitizes each step in our business operation, enables our employees to implement decisions made by Danke Brain and connects all of our employees, property owners, residents and third-party service providers. It also provides feedback from our daily operations into the big data platform to make our Danke Brain “smarter.”

We build our technology system on Alibaba Cloud to facilitate reliability and scalability.

Our technology system is essential to our rapid growth and high efficiency. It empowers every step of our business process, and enables us to achieve better planning, effective sourcing, efficient building, targeted renting and tailored servicing.

Our Business Process

Our business process consists of planning, sourcing, building, renting and servicing.

Planning

We plan on a city level and neighborhood level when deciding whether to expand our footprint. Our Digital City System utilizes location-based data, demographic data and trends, historical and market rental prices to determine where we should devote our resources to and when. It modularizes a city into blocks of 500 × 500 meters, evaluates each block based on over 100 rental-related dimensions, and assigns an attractiveness rating to each block. Such ratings together with other strategic considerations determine our expansion into a particular city; once we have entered a city, the system generates an “intra-city expansion route” based on the ratings, which guides the sequence and pace of our expansion into new neighborhoods. The speed of our intra-city expansion has improved significantly as our Danke Brain gets smarter. For instance, in Beijing, our first city, it took us 31 months to achieve 20,000 apartment units. In Chengdu, the last city we entered in 2018, we reached the same number within only 12 months.

Sourcing

Lead Generation

We source apartments from property owners primarily through our business development team, or BD team. Our BD team collects leads primarily from our online platform, our call center, as well as third-party online and offline channels. As we become an established brand in China, property owners increasingly reach out to us directly through our online platform or call center, after which our BD team will follow up by visiting the apartments.

Intelligent Pricing

During a visit, our BD team inspects and records the condition of the apartment into our Intelligent Pricing System. The system estimates the rent we ultimately charge our residents primarily based on the neighborhood of the apartment and the renovation cost based on evaluation of the apartment’s conditions, and back-calculates how much we can afford to pay the property owner. To facilitate real-time negotiation, the system offers flexibility by instantaneously generating multiple sets of deal terms, including lease term, rental price and escalation over the term of the lease and rent-free period. Our BD team is required to strictly follow the deal terms, which significantly improves the efficiency in lease negotiation. If the property owner chooses to accept an offer, a standardized lease can be signed on the spot using our mobile app.

As we improve the algorithms and as Danke Brain constantly learns from past transactions, the accuracy of its pricing estimates continuously improves.

BD Team Empowerment

Our Digital City System monitors on a real-time basis our business performance and the competitive landscape in each neighborhood, so that our local team can adjust strategies accordingly. For instance, it enables local managers to monitor how we perform in each neighborhood as compared to our competitors and allocate the salesforce accordingly.

The streamlined, tech-enabled sourcing process and effective management improve our BD team’s efficiency. The system also relieves us from reliance on a real estate agent’s experience about a particular neighborhood or city, which are rarely transferrable across cities.

Building

Our strong in-house design and supply chain management capabilities enable us to efficiently convert a diverse portfolio of apartments into consistent “Danke Style” with optimized quality and cost.

Design

We have a professional in-house design team dedicated to produce stylish renovation solutions that cater to our residents. As a majority of our residents are young people between the ages of 22 and 30, our design team adapts a modern and contemporary theme for renovation and furnishing. As tastes and preference shift over the years, our design team continuously upgrades our solutions while staying true to the “Danke Style.”

Our design team has developed a set of standardized renovation modules consisting of multiple options for every aspect of the renovation and furnishing process based on different floor plans and apartment conditions. Our field designers can leverage the Intelligent Renovation System to easily select and assemble the optimal renovation modules to match a particular apartment based on its parameters and condition. This modularized approach enables efficient and massive replication while still keeping our classic “Danke Style” for each of our apartment units. It also optimizes our SKUs, which enables just-in-time deliveries and allows us to procure furniture at favorable cost.

As we accumulate more data from daily operations and collect more resident feedbacks, we are able to frequently upgrade our renovation modules to better serve the needs of our residents while also optimizing renovation time and cost.

Supply Chain Management

Our strong supply chain capabilities across procurement, renovation, furnishing and quality control pave the way for efficient replication of “Danke Style.”

We have established an extensive network of renovation contractors across all cities we operate in. Our scale and status as a repeat client allow us to secure favorable rates and consistent quality performance from our renovation partners. We furnish the apartments with high-quality furniture and electronic appliances. We design modern and stylish furniture and outsource the production to OEMs, and purchase electronic appliances such as refrigerators and air conditioners from reputable manufacturers.

We carefully select our suppliers and furniture OEMs through a centralized selection process based on their reputation and qualifications. Our supply chain system identifies the types of furniture and electronic appliances we need from the designed floor plans and automatically place orders with our suppliers. We monitor their progress through our supply chain system and conduct regular evaluations of their quality. We enter into framework agreements with our suppliers and review the performance of the suppliers on an annual basis to make sure that we only retain suppliers that can meet our stringent standards of quality and efficiency.

We dissect the renovation and furnishing process into multiple steps, with detailed timetable as to when each step needs to be completed. We monitor the entire process online to make sure that the timetable is strictly followed. This allows us to standardize and optimize the renovation and furnishing process.

Our supply chain management capabilities enable us to improve our efficiency in renovation and furnishing and reduce the average time required for such process. In 2019, it generally took 18.7 days for us to renovate and furnish an apartment, while maintaining consistent quality, a reduction from 22.4 days in 2017. We have been able to constantly improve our supply chain efficiency and enjoy better economies of scale as we expand. We effectively reduced the average renovation and furnishing cost from RMB12,646 in 2017 to RMB10,230 (US$1,469) in 2019.

We exert strict quality control during the renovation and furnishing process. See “—Quality and Safety—Procurement” and “—Inspections.”

Renting

We have no physical storefront. We acquire our residents for Danke Apartment primarily through online channels, including our online platform and third-party rental listing platforms, as well as our call center.

We have a centralized rental system. Potential residents who are interested in renting from us can browse all of our apartment listings on our online platform or talk to our sales team at our call center. While a traditional real estate agent generally has every incentive to only push for available apartments within the agent’s own territory, we centralize the renting process and leverage Danke Brain’s user profiling capabilities to make personalized recommendations across neighborhoods within the specific city that a potential resident is interested in, either through tailored online listings or our call center.

Once potential residents find apartment units they want to view, they can book an in-person apartment tour with us. We will assign a member of our sales team to accompany the viewing and to recommend additional options if needed.

Because we uphold our standard and adopt a consistent style when renovating and furnishing our apartments, potential residents generally know what they are getting even before setting foot in an actual Danke Apartment. They can even place orders online for apartment units that are still under renovation and sign leases in advance. The standardized design coupled with our targeted recommendation reduces the time and effort spent on in-person tours for both the residents and the sales team, while also reducing our reliance on physical viewings. Our occupancy rate was 76.7% as of December 31, 2019.

Servicing

We offer one-stop services to our residents, and track the status of their requests through an online service system. See “—Our Products and Service Offerings.” As our system continues to paint more accurate portraits of our residents, we are able to better understand their specific needs, and improve our ability to offer more tailored services.

Our business process for Dream Apartment similarly consists of planning, sourcing, building, renting and servicing, albeit on a different scale and timeline. During the planning process, we leverage our Digital City System to identify the best neighborhoods and locations. However, due to the larger ticket size of our Dream Apartment facilities, sourcing is a project-based approval process, and renovation takes months as opposed to days. We primarily rely on our BD team to acquire corporate clients. We derive synergies from data, technology, supply chain and services between Danke Apartment and Dream Apartment.

Quality and Safety

To provide someone a home is a great responsibility. We have established and implemented strict quality control protocols and security measures to protect the health and safety of our residents when staying with us, which is of paramount importance to us.

Procurement

We exercise strict control over the procurement of materials used to renovate and furnish our apartments. For example, painted panels, floors, paint and glue are the top causes of formaldehyde pollution in newly renovated apartment units. Currently we procure these materials from suppliers who send the materials directly to our furniture OEMs and renovation contractors to eliminate the risk of sub-standard materials being used in our apartments. The painted panels and floors from our designated suppliers follow the E0 standard, which is the standard with the lowest formaldehyde level. Each piece of our self-designed furniture is specially designed and manufactured to be durable, recyclable, safe and environmental-friendly.

Inspections

We conduct multiple rounds of inspections during the renovation and furnishing process to ensure quality of work. After an apartment has been renovated and furnished, our quality control team conducts a final round of inspection before a new resident moves in. We use a comprehensive checklist of approximately 700 items that covers every aspect of the apartment from water heater to curtains. Among others, strict air quality test is performed using advanced inspection equipment. In rare cases where the air quality fails to meet our standard, we will engage a third-party air quality management company to improve the air quality until it satisfies the test.

Intelligent Ventilation System

We launched an innovative intelligent ventilation system, which can effectively improve air quality of newly-renovated apartments. As of the date of this annual report, we have installed more than 20,000 intelligent ventilation systems in five cities, including Hangzhou, Shanghai, Nanjing, Wuhan and Beijing.

We are seeking to advocate the use of the system as an industry standard. We believe the rental market and the renovation market at large will benefit from the implementation of industry standards for better quality and services. Having voluntarily adopted a self-imposed high standard over the years, we also believe that we will benefit from industry-wide transparency in this regard.

Safety and Security

Each of our apartments and dormitory-style rooms has a password-protected digital door lock to ensure safety and privacy. In the context of Danke Apartment where residents rent separate private rooms, each room also has its own additional digital door lock. For Dream Apartment, we have 24/7 onsite security to provide safeguard.

We perform background checks on each resident before signing a lease. We also keep a blacklist of former residents with bad behaviors who are not welcomed back.

Sales and Marketing

Property Owner Acquisition

We source Danke Apartments primarily through our BD team that collect leads primarily from our online platform, our call center, as well as third-party online and offline channels. As to Dream Apartments, our BD team primarily source from corporate property owners, such as owners of chained budget hotels and small office buildings, as well as real estate developers who prefer to rent out their own properties on a long-term basis.

Resident Acquisition

We have no physical storefront. We primarily acquire our residents for Danke Apartments through online channels, including our online platform and third-party rental listing platforms, as well as our call center. We also acquire residents for our Danke Apartment through our sales team. As to Dream Apartment, we primarily rely on our BD team to search for and acquire corporate clients.

Marketing

We cooperate with major online media to direct traffic to our online platform. We also place targeted advertisements on third-party rental listing platforms for lead generation.

We conduct general branding advertising and organize targeted offline marketing campaigns and events to enhance our brand awareness. For instance, as many of our residents are fresh graduates, we host on-campus campaigns to enhance our brand recognition among target residents. We also offer attractive promotions to fresh graduates, such as deposit-free programs. In addition, we organize networking and social events for our residents, while also promoting our brand and increasing a sense of community.

Lease Arrangements

Lease Arrangements with Property Owners

We generally enter into four- to six-year leases with property owners of Danke Apartment and pay our rent on a monthly or quarterly basis. As to property owners of Dream Apartment, we typically enter into ten-year leases with them and pay our rent on a semi-annual basis. In both instances, we are typically required to make certain amount of deposit with the property owners upfront.

The property owners are required to provide us with documentation to demonstrate their legal ownership of the properties. We are entitled to sublet the apartments without the need to obtain prior written consent from the property owners. We typically have the right to terminate the lease prior to its expiration if property owners make misrepresentations or breach the lease. In the event of early termination by the property owners, they are typically required to pay certain penalties to us and the residents or corporate clients who rent their apartments from us. We are generally not required to restore the properties to their original conditions at the expiration of the leases, with limited exceptions. The property owners are obligated to ensure that we can properly use the apartments and should indemnify us for any losses caused by their failure to do so. The property owners are liable for any damages to the apartments caused by third parties and we are liable for any damages caused by our improper use of the apartments.

Lease Arrangements with Our Residents

Our residents for Danke Apartments generally sign leases on one-year term and are required to make certain amount of deposit with us upfront. A resident is also solely liable for any damages, personal injuries or property losses he or she causes during the lease term. A resident cannot sublet the apartment unit without our prior written consent. If a resident seeks to terminate the lease prior to its expiration, he or she is generally required to pay us certain penalties. We have the right to terminate the lease and charge our resident penalties if the resident is delinquent on rent payment for seven days or longer, interfere with other residents’ use of the apartment or conduct any illegal activities, among others.

We provide flexible payment options to our residents for Danke Apartment. They may choose to prepay rent on an annual, semi-annual or quarterly basis. We also cooperate with licensed financial institutions that offer rent financing to them. Once a resident opts for rent financing, we will connect the resident with a financing institution we cooperate with. The financial institution will perform a credit assessment on the resident, and if approved, will communicate financing terms and enter into financing agreements with the resident. To ensure proper use of the funds, the financial institutions will make upfront payment to us, and the residents will pay back the loan to the financial institutions in monthly installments. We pay the corresponding interest to the relevant financial institutions. In the event of the early termination of a resident’s lease or a resident’s default on repayment of monthly installments, we are required to return the upfront payment for the remaining lease term to the relevant financial institution. In the event of resident delinquency, we have the right to terminate the lease and reclaim the apartment unit. For more information regarding rent financing, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Interest Expenses.”

Lease Arrangements with Corporate Clients

Our corporate clients for Dream Apartment typically sign leases on one- or two-year term and make certain amount of deposit with us upfront. They typically pay rent on a quarterly or semi-annual basis. They are not allowed to sublet the property without our prior written consent. The termination clause of the leases for Dream Apartment is generally similar to that of Danke Apartment.

Data Privacy and Security

We are committed to protecting data privacy. We collect and store personal information and other data during our daily operations with prior consent in accordance with applicable laws and regulations. Whenever a property owner or resident registers on or logs into our online platform, they can review our data usage and privacy policy, which sets forth how we collect, process and use their data and the measures we implement to protect the privacy of their data. We undertake to keep their data private and secured and use every means to make sure that we do not disclose or leak such information to any third party without their express consent unless required by law. We have established and implemented strict internal policies on data collection, processing, usage, storage and transmission. We encrypt all the data we collect and strictly limit and monitor employee access to such data. We also use Alibaba Cloud security system to improve data security and facilitate the prevention of unauthorized use, leak or loss of the data. In addition, we use third-party cybersecurity company to conduct regular penetration test to identify weaknesses in our system and evaluate its security. Whenever an issue is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies and other intellectual property as critical to our success. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2019, we have registered 314 trademarks, 42 copyrights and 53 domain names in and outside of China.

Competition

The residential rental market is highly competitive and rapidly changing. Our ability to compete successfully depends on many factors, including our brand recognition and reputation, our ability to source additional apartments and other properties, our ability to retain existing residents and attract new ones, and the robustness of our technology system, particularly our Danke Brain, in supporting our business operations.

Our competitors include (i) other co-living platforms, (ii) traditional real estate agents, (iii) real estate developers that rent out their own properties and (iv) hotel and serviced apartments operators. We believe our strong technological capabilities in the residential rental arena set us apart from our competitors. Our extensive apartment network and rapid growth speed have further reinforced our competitiveness.

Seasonality

We experience seasonality in our business. We generally rent out a higher number of apartment units during the graduation season when college students start to look for off-campus rental apartments. We typically experience a lower level of rental around lunar year-end when a large number of migrants return to their hometowns to celebrate the Chinese New Year. It generally picks up after the Chinese New Year when these migrants return to work.

Insurance

We maintain property insurance covering apartment units we operate. We also maintain personal injury insurance that covers personal injuries of our renters caused by certain types of accidents in a majority of our apartments. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property, business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Foreign Investment Law

The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM on June 28, 1995 and amended from time to time, listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment, or the 2019 Negative List, which came into effect on July 30, 2019 and replace the previous Foreign Investment Catalogue or negative list. Our business like VATS is under special administrative measures in the Negative List 2019.

Regulations on Real Estate Leasing Services

General Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee in July 5, 1994 and most recently amended in January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering into the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 provided that they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally-administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include “real estate brokerage” in the business scope of its business license, while an entity engaging in house leasing business should include “house leasing” in the business scope of its business license. The Opinion also requires the real estate brokerage companies and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Real Estate Brokerage Business and Brokers and House Leasing Enterprises

On January 20, 2011, the Ministry of Housing and Urban-Rural Development, National Development and Reform Commission and Ministry of Human Resources and Social Security jointly promulgated the Real Estate Brokerage Management Methods, which took into effect on April 1, 2011 and was revised on April 1, 2016. Pursuant to the Real Estate Brokerage Management Methods, the real estate brokerage refer to the behaviors that real estate brokerage institutions and personnel engaging in the real estate transactions in order to provide intermediary and agency services to the principals and in return for commissions. To qualify as a real estate brokerage institution, a company and its branch offices shall have sufficient number of real estate personnel and file with the construction authorities in respective cities within 30 days after obtaining the business license. Information such as business license and filling documents, contents and standard of services, fees and methods to regulate trading funds shall be showed prominently in their premises. Non-compliance with the requirements prescribed in the Real Estate Brokerage Management Methods will subject the real estate brokerage institutions to penalties including fines, suspension of business or even criminal liability.

Pursuant to the Interim Regulation on Profession Qualification for Real Estate Agent Professionals and Implementing Measures on Examinations of Real Estate Agent Professionals which was issued by the Ministry of Human Resources and Social Security and the Ministry of Housing and Urban-Rural Development in June 25, 2015 and came into effect on July 1, 2015, to practice as a qualified real estate agent professional, an individual must obtain a qualification certificate for real estate agent professional. On the contrast, an individual broker who fails to obtain the required qualification certificate will not be permitted to engage in the real estate brokerage agent service.

On May 19, 2017, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on House Leasing and Sale (Draft for Comments), or the Measures on Leasing and Sale, which has not been effective. Pursuant to the Measures on Leasing and Sale, the PRC government supports the development of scaled and professional house leasing enterprises. The house leasing enterprises and real estate brokerage agencies shall go through the record-filing formalities with the real estate administrations within 30 days from the date of establishment. Penalty for non-compliance with the record-filing requirement includes warning, imposition of fine and confiscation of illegal gains. Also the real estate intermediary shall prepare the statement of the house conditions and inspect the house on the spot before release the rental information. Further, the real estate brokerage agencies shall be responsible for the authenticity of the leasing information on their website. Certain cities, including but not limited to Beijing, Shanghai, Nanjing, Shenzhen, Chengdu, Wuhan and Tianjin, have promulgated notices specifying the record-filing requirement of house leasing enterprises and real estate brokerage agencies.

Pursuant to the Circular on Accelerating the Development of the House Leasing Market in Large and Medium-Sized Cities with a Net Inflow Population jointly issued by the Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, Ministry of Finance, Ministry of Land and Resource, People’s Bank of China, State Administration of Taxation and China Securities Regulatory Commission on July 18, 2017, the business scope of house leasing enterprise shall uniformly use the term “house leasing” when applying for the business registration. In addition, local Housing and Urban-Rural Development departments shall establish and improve the record-filing system for house leasing enterprise and real estate brokerage agencies.

Regulations on Dividing Room for Leasing

Pursuant to the Administrative Measures on Leasing of Commodity Housing, for residential lease, the original design room shall be the smallest unit, the per capital floor area shall not be less than the minimum standard stipulated by the local People’s Government. Violation of the regulation may cause warnings and fines. Kitchen, washroom, balcony and basement store room shall not be let out for residential purpose. It is silent on whether the living room could be divided for rental or not. According to the Real Estate Brokerage Management Methods, the real estate brokerage institutions and their personnel shall not change the internal structure of houses and divide them for rental.

On March 1, 2017, Ministry of Commerce promulgated the Operation and Service Standards of the Rental Apartment (Draft for Comments), or the Operation and Service Standards. According to the Operation and Service Standards, living room can be divided for rental, provided that certain requirements for dividing living room can be satisfied, such as the area after division shall not be less than 10 square meters, the materials used for division shall meet the national requirement and the divided space of living room shall satisfy the sound insulation standard as bedrooms. However, the Operation and Service Standards has not been effective.

Local competent regulatory authorities of certain cities where we are conducting house leasing business, including but not limited to Beijing, Shanghai, Hangzhou, Guangzhou, Wuhan, Tianjin, Chengdu, Nanjing, Suzhou and Shenzhen etc., also promulgated regulations or rules governing the operations of house leasing business. We cannot assure you that our operations of dividing room for leasing business will not be deemed as non-compliance with local regulations and we cannot assure you that we will not be subject to any penalties imposed by local regulatory authorities that may materially and adversely affect our business, financial condition and results of operations.

Regulation on Centralized Leasing Apartment

On June 15, 2018, Beijing Municipal Commission of Housing and Urban-Rural Development, Beijing Municipal Public Security Bureau and Beijing Municipal Commission of Urban Planning, Land and Resource jointly issued the Opinion on Developing Leasing Collective Dormitories for Employees (for Trail Implementation). This Opinion stipulated the requirements of leasing centralized apartment such as: (i) leasing dormitories for employees shall not be sold or by way of lease in disguised form; (ii) the per capital useable area for residential shall not less than 4 square meters and the number of persons living in each dormitory shall not exceed 8; (iii) the operator shall lease the dormitory to an employer and cannot directly lease to individuals or families, etc.

Regulations on Construction Project

The Construction Law, which took effect on November 1, 1997 and was amended in April 2011 and April 2019, respectively, is primarily aimed at regulating the construction industry. Pursuant to the Construction Law, the developer shall apply for a construction permit prior to commencement of a construction project, except for small projects below the limit determined by the construction administrative authorities of the State Council. Construction enterprises shall be classified under different qualification grade based on their registered capital, technical professionals, technical equipment and track records of completed construction projects. Construction enterprises may engage in construction activities within the scope of permitted qualification grade. Unauthorized construction that without obtaining construction permit and projects which do not satisfy the criteria for commencement of work may lead to liability of ordered to stop construction project and fines by construction administrative authorities.

On October 15, 1999, Ministry of Housing and Urban-Rural Development issued the Administrative Measures for the Construction Permits of Construction Projects, or the Construction Measures, which took into effect in December 1, 1999 and was amended in July 2001, June 2014 and September 2018, respectively. Under the Construction Measures, construction and decoration of all kinds of buildings and ancillary facilities shall apply for the permission before starting construction project unless the amount investment of the project less than RMB300,000 or the area of the construction project is less than 300 square meters (the administrative department of Housing and Urban-Rural development in provincial level may adjust the limitation capital based on the reality of different regions). Furthermore, the Construction Measures emphasis that no entity or individuals shall divide any construction project into a number of separate projects below the applicable limits in order to avoiding the requirement of construction project permit. The violators may be ordered to stop project, ordered to take remedial actions within a specified period of time and subject to fines.

Regulations on Value-added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Services, or the Telecom Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001, became effective on January 1, 2002 and was last amended on February 6, 2016. Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures, and the geographical area it may conduct telecommunications services is provided by the Ministry of Industry and Information Technology, or the MIIT, accordingly. The foreign party to a FITE engaging in VATS may hold up to 50% of the equity of the FITE. In addition, the major foreign investor in value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

In September 2000, the State Council promulgated the Administrative Measures on internet-based Information Services, or the internet Measures, most recently amended on January 8, 2011. Under the internet Measures, commercial internet content-related services operators shall obtain an ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Yishui (Shanghai) Information Technology Co., Ltd., has obtained the ICP License, which will remain effective until April 30, 2024.

Regulation on Internet Information Security and Privacy Protection

The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in April 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The PRC Network Security Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law, which took effect on June 1, 1991 and was amended in October 2001 and February 2010, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to internet activities and products disseminated over the internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated in June 1991 and amended in January 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law which was adopted in August 1982 and subsequently amended in February 1993, October 2001, August 2013 and April 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

The MIIT promulgated the Administrative Measures on internet Domain Names or the Domain Name Measures on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange and Offshore Investment

Under the PRC Foreign Exchange Control Regulation promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange (the “SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Under the Notice of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Control for Overseas Investment and Financing and Round-tripping Investment by Chinese Residents through Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Exchange Management Policies on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

Based on the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in August 2004, October 2005, December 2013 and October 2018, the Law of Wholly Foreign-owned Enterprises promulgated in April 1986 and amended in October 2000 and September 2016 and its implementation regulations promulgated in December 1990 and subsequently amended in April 2001 and February 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in July 1979 and subsequently amended in April 1990, March 2001 and September 2016 and its implementation regulations promulgated in September 1983 and subsequently amended in January 1986, December 1987, July 2001, January 2011, February 2014 and March 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in April 1988 and amended in October 2000, September 2016 and November 2017 and its implementation regulations promulgated in September 1995 and amended in March 2014, March 2017 and November 2017 respectively. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC were replaced by the Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Corporate Income Tax Law of PRC, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation for the Corporate Income Tax Law of PRC, which came into effect on January 1, 2008 and was amended in April 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and were most recently amended on February 6, 2016 and November 19, 2017. The Implementation Rules for the Provisional Regulations the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolition of the Provisional Regulations of the PRC on Business Tax and Revision of the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations on Employment and Social Welfare

Labor Law and Labor Contract Law

The Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994, became effective in January 1995, and was most recently amended in December 2018. Pursuant to the Labor Law, an employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

The Labor Contract Law also imposes stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

As required under the Regulation on Work-related Injury Insurance implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decision of the State Council for the Establishment of a Unified Basic Pension Plan for Enterprises Employees issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Security Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Provident Fund which was promulgated by the State Council in April 1999 and amended in March 2002 and March 2019, respectively, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

C.            Organizational Structure

The following diagram illustrates our corporate structure with our principal subsidiaries and consolidated VIEs and their subsidiaries as of the date of this annual report. Unless otherwise indicated, equity interests depicted in this diagram are held as to 100%. The relationships between Qing Wutong and each of our consolidated VIEs, namely Zi Wutong, and Yishui (Shanghai) Information Technology Co., Ltd., or Yishui, and their shareholders, as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1) Our co-founders, Jing Gao and Yan Cui, each holds 57% and 43% equity interest in Zi Wutong, respectively.

(2) Our co-founders, Jing Gao and Yan Cui, each holds 67% and 33% equity interest in Yishui, respectively.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, or the VATS, which include the operation of internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Yishui, one of our consolidated VIEs. In order to maintain flexibility of financings in China, we established another consolidated VIE, Zi Wutong, during the course of the reorganization in connection with the establishment of Phoenix Tree Holdings Limited. Initially, we effectively controlled each of our consolidated VIEs through a series of contractual arrangements among such VIEs, their respective shareholders and Xiaofangjian. We terminated such contractual arrangements and entered into similar contractual arrangements among such VIEs, their respective shareholders and Qing Wutong in April 2020, which collectively enable us to:

• exercise effective control over our consolidated VIEs and their subsidiaries;

• receive substantially all the economic benefits of our consolidated VIEs; and

• have an exclusive option to purchase all or part of the equity interests of each of our consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Haiwen & Partners, our PRC legal counsel:

• the ownership structures of Qing Wutong and our consolidated VIEs in China currently do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

• the contractual arrangements among Qing Wutong, each of our consolidated VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Haiwen & Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “ Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business, results of operations and financial condition.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Qing Wutong, each of our consolidated VIEs and its shareholders.

Agreements that Provide Us with Effective Control over Our Consolidated VIEs and their Subsidiaries

Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreements, shareholders of our consolidated VIEs agreed to pledge all of their equity interest in our consolidated VIEs to respectively guarantee the performance of obligations by our consolidated VIEs and their shareholders under the relevant contractual arrangements, which include the power of attorney agreements, exclusive business cooperation agreements and exclusive call option agreements. If our consolidated VIEs or any of their shareholders breach their contractual obligations under these agreements, Qing Wutong, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including forcing the auction or sale of all or part of the pledged equity interests of the applicable consolidated VIE and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of our consolidated VIEs agrees that, during the term of the equity interest pledge agreements, such shareholder will not transfer the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of Qing Wutong, except for the performance of the relevant contractual agreement. Each equity interest pledge agreement will remain effective until the applicable consolidated VIE and its shareholders discharge all of their obligations under the contractual arrangements or all secured indebtedness has been fully paid. As of the date of this annual report, the shareholders of our consolidated VIEs are still in the process of completing the registration of the equity pledge in accordance with the equity pledge agreements.

Power of Attorney Agreements.    Pursuant to the power of attorney agreements, each shareholder of our consolidated VIEs has irrevocably authorized Qing Wutong, or any individuals designated by Qing Wutong to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including without limitation to: (1) the right to attend on shareholder’s meetings of the applicable consolidated VIE, (2) the right to exercise all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and the Articles of Association of the applicable consolidated VIE, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the applicable consolidated VIE. Each power of attorney agreement is irrevocable and continuously effective from the execution date.

Agreements that Allow Us to Receive Economic Benefits from Our Consolidated VIEs and their Subsidiaries

Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, Qing Wutong has the exclusive right to provide each of the consolidated VIEs with comprehensive business support, technical services and consulting services. In exchange, Qing Wutong is entitled to receive a service fee from each of the consolidated VIEs on a quarterly basis at an amount as agreed by Qing Wutong. Qing Wutong owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise terminated by Qing Wutong and each of the consolidated VIEs in writing, each exclusive business cooperation agreement continuously remain effective.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Our Consolidated VIEs

Exclusive Call Option Agreements.    Pursuant to the exclusive call option agreements, each of the shareholders of our consolidated VIEs has irrevocably granted Qing Wutong an exclusive option to purchase by itself or by Qing Wutong’s designate person or persons, at Qing Wutong’s discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable consolidated VIEs. The purchase price of the equity interests in a consolidated VIE should be RMB1 or the minimum price as permitted by PRC law. Each consolidated VIE and its shareholders have agreed that, without Qing Wutong’s prior written consent, such consolidated VIE shall not, among others, amend its articles of association, increase or decrease its registered capital, sell, transfer, pledge or otherwise dispose of its assets and beneficial interest, create or allow any encumbrance thereon, or provide any loans or guarantees that is not within its ordinary course of business, etc. Each exclusive call option agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders have been transferred or assigned to Qing Wutong or its designated person(s).

Spouse Consent Letters.    Pursuant to the Spousal Consent Letters executed by each spouse of each shareholder of our consolidated VIEs, each signing spouse confirmed that she does not enjoy any right or interest in connection with the equity interests of our consolidated VIEs. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with the equity interests in our consolidated VIEs held by her spouse.

D.            Properties and Facilities

Our corporate headquarters are located in Beijing, China, where we lease approximately 6,891 square meters of office space. We also maintain other leased offices in Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Xi’an and Chongqing totaling approximately 4,224 square meters. We owned office buildings in Hangzhou totaling approximately 876 square meters. In addition, we lease warehouses in each of Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Nanjing, Guangzhou, Chengdu, Wuhan and Suzhou totaling approximately 36,656 square meters. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.            Operating Results

Overview

We are redefining the residential rental market through technology. We started Danke in 2015 to provide young people with comfortable yet affordable homes. Today, we are one of the largest co-living platforms in China with the fastest growth, according to iResearch. We established operations in 13 cities as of December 31, 2019. We grew the number of apartment units we operated from 2,434 as of December 31, 2015 to 438,309 as of December 31, 2019, a 180-fold increase over less than four years.

We provide a solution to both property owners and renters who suffer from numerous pain points in the residential rental market through our innovative “new rental” business model. We centrally operate the apartments sourced from property owners and rent them out to our residents. We standardize the design, renovation and furnishing of our apartment units, and provide high-quality, reliable one-stop services. We have no physical storefronts since inception. Our entire business process is empowered by technology to enable seamless online experience for both property owners and residents. Our technology system reduces our reliance on local expertise, enables higher efficiency and facilitates rapid expansion. Our disruptive business model has enabled us to achieve unparalleled growth, operational excellence and customer satisfaction.

We operate two branded products, “Danke Apartment (蛋壳公寓)” and “Dream Apartment (筑梦公寓).” Danke Apartment has been the primary focus of our business since our inception in 2015. We source and lease apartments from individual property owners on a long-term basis, design, renovate and furnish such apartments in a standardized and stylish manner, and rent them out to individual residents, either as private rooms within an apartment or an entire apartment. Leveraging our experience in operating Danke Apartment, we introduced Dream Apartment in November 2018 to target the large but underserved blue-collar apartment segment. We lease entire buildings or floors in a building, transform them into dormitory-style apartments, and provide to corporate clients for employee accommodation. For all of our residents, we provide high-quality one-stop services, including cleaning, repair and maintenance, WiFi as well as 24/7 resident support.

We currently generate revenues primarily from rents and service fees. Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million in 2018, and further increased by 166.5% to RMB7,129.1 million (US$1,024.0 million) in 2019.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors affecting China’s residential rental market, including, among others, China’s overall economic growth and urbanization rate, level of housing prices and rental prices, growth of population with rental needs, consumption upgrade driving demand for better services, increasing usage of internet for browsing and transactions, and emergence of co-living platforms. It is also affected by changes in regulatory environment, such as adoption of favorable policies supporting the growth of residential rental market. While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major factors:

Number of our apartment units

Our ability to continuously expand our co-living platform and source a large number of apartment units is the basis of our rapid business expansion and revenues growth. We plan to increase such number by exploring new neighborhoods in our existing cities and expanding into new cities that are economically vibrant and have a large population with rental needs. Whether we can succeed in continually increasing the number of our apartment units depends on the accuracy of our city-level and neighborhood-level planning as well as the competitive landscape in the geographic areas we target. It also depends to a large extent on our efficiency in sourcing apartments, including the size and resources of our business development team and the effectiveness of our technology system in aiding our geographic expansion through analytics of multi-dimensional rental-related data.

In addition, we typically enter into four- to six-year leases with property owners of Danke Apartment and ten-year leases with property owners of Dream Apartment. Our ability to secure high-quality apartments on a long-term basis at locked-in cost helps us achieve promising return over the entire lifecycle.

Level of rents and service fees we charge

We currently generate substantially all of our revenues from rents and service fees, and plan to offer additional value-added services, such as IoT smart home, moving services, financial and insurance services, new retail and other local services, which would increase our service fees. The level of rents and service fees we are able to charge depends on the market rates in the geographic areas we operate and the intensity of competition in such areas. We operate in a mix of cities in China, and some cities, in particular Beijing, Shanghai and Shenzhen, generally have higher market rents than the other cities. We utilize an Intelligent Pricing System to set pricing for our apartment units through algorithms and big data analytics. The effectiveness of such system impacts our ability to optimize pricing.

Ability to manage occupancy rate

Our results of operations are affected by our ability to manage the occupancy rate of our apartment units. After we source an apartment from the property owner, we need to renovate and furnish the apartment and seek residents to fill the apartment, which will adversely affect our occupancy rate during such period. As such, when we rapidly expand our co-living platform and acquire a large number of apartment units, our occupancy rate for the relevant period may be adversely affected.

We endeavor to continuously improve the quality of our apartment units and services and upgrade and diversify our product and service offerings to appeal to more potential residents, which we believe help shorten the vacancy period of our apartment units. The efficiency of our sales team and the effectiveness of our sales and marketing efforts, including general brand advertising and targeted marketing campaigns to improve our brand awareness, also play an important role. As we improve the efficiency of our sales team and enhance our sales and marketing efforts, we will be able to shorten the vacancy period of our apartment units and improve our occupancy rate. The effectiveness of our artificial intelligence technology in making personalized recommendations also helps improve our occupancy rate.

Ability to effectively manage our operating expenses

Our ability to effectively manage our operating expenses while continuing to grow our business is essential to our results of operations. Rental cost collectively with pre-opening expense represent the rents we pay to the property owners, which constitute the largest component of our operating expenses. In particular, pre-opening expense is incurred during a period in which no revenue is generated, and thus our ability to improve our efficiency in renovation and furnishing and reduce the average length of the pre-opening period is an important factor affecting our results of operations. The pre-opening period approximates the time required for renovation and furnishing. The average time for renovation and furnishing was 22.4 days, 21.1 days and 18.7 days in 2017, 2018 and 2019, respectively. Increased business scale and enhanced brand influence will improve our bargaining power with property owners and enable us to more effectively control our rental cost. In addition, the long-term nature of our leases with property owners enables us to lock in rental cost with relatively low rent escalation at an early stage. Depreciation and amortization is another major component of our operating expenses, which corresponds with our renovation and furnishing cost. Our ability to control renovation and furnishing cost depends largely on our supply chain efficiency and bargaining power with our suppliers to obtain more favorable pricing terms, which can be achieved through economies of scale. Moreover, our ability to effectively manage our sales and marketing expenses also affect our results of operations. As our business further grows, we believe we will be able to take advantage of increased economies of scale to further improve our operational efficiency over time.

Uncertainty of the Novel Coronavirus Outbreak

The novel coronavirus (COVID-19) outbreak has impacted and may continue to impact our business, results of operations and financial condition. Our results for the first quarter of 2020 were adversely affected due to the extension of lunar new year holiday and imposition of travel restrictions and self-isolation policies by local and national government of China. The occupancy rate of our apartment units decreased in the first quarter of 2020 as many residents delayed their return to work after the lunar new year holiday. As a result, we estimate that our revenues decreased by a single digit percentage for the first quarter of 2020 compared to the fourth quarter of 2019.

We have taken measures to counteract some of the adverse impact on our results of operations from the decrease in occupancy rate, including but not limited to significantly reducing the rate of sourcing and renovation of additional apartment units and negotiating with property owners for early termination of certain leases. As a result, the number of apartment units we operated decreased at the end of the first quarter of 2020 as compared to the end of 2019, which may affect our future revenues. The early termination of certain leases with property owners resulted in a loss of approximately RMB82.0 million (US$11.8 million) for the related leasehold improvements and deposits to the property owners for the first quarter of 2020. In addition, we offered partial rental waivers to certain affected residents, which adversely affected our revenues.

We have also implemented preventative and control measures to protect the health of our residents and employees. For example, we provide safety notifications and preventative guidelines to residents through multiple channels, facilitate online travel detail registration, and assist residents with applying for neighborhood entry permits. We also offer online facilitation services, including launching an online, zero-contact apartment viewing and selection function. We encourage our employees to work from home as necessary and conduct temperature checks and frequent disinfection of workplaces. All these measures have increased our operating costs and adversely affected our work efficiency.

For additional details on the impact of the COVID-19 outbreak, see “Item 3. Key Information—D. Risk Factors— The COVID-19 pandemic in China and worldwide has adversely effected, and may continue to adversely affect, our business, results of operations and financial condition, as well as the trading price of our ADSs.”

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance, which are set forth in the table below.

	As of December 31,
	2017	2018	2019
Number of cities in which we operated	6	9	13
Number of apartment units we operated:
Pre-opening apartment units(1)	3,510	27,007	7,081
Opened apartment units(2)	48,671	209,413	431,228
Total	52,181	236,420	438,309

Number of apartment units we operated:
Beijing, Shanghai and Shenzhen	46,472	152,630	223,753
Other cities	5,709	83,790	214,556
Total	52,181	236,420	438,309

(1)                     Represent apartment units that are within the pre-opening period.

(2)                     Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	US$
Average revenues per rented-out unit per month(1)	2,439	2,352	2,130	306
Average leasing cost per unit per month(2)	1,718	1,637	1,546	222

(1)                     Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days we rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2)                     Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days we operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

We operate in a mix of cities in China, and some cities, in particular Beijing, Shanghai and Shenzhen, generally have higher market rents than the other cities. Therefore, as we expand into more cities, the average revenues per rented-out unit per month and the average leasing cost per unit per month may fluctuate over time. On the other hand, the average rental spread (defined as the average revenues per rented-out unit per month less the average leasing cost per unit per month) as a percentage of the average revenues per rented-out unit per month in the other cities is in general higher than in Beijing, Shanghai and Shenzhen.

	As of December 31,
	2017	2018	2019
Occupancy rate(1)	85.8%	76.9%	76.7%

(1)                     Represents the number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

	As of December 31,
	2017	2018	2019
Revenue Backlog (in RMB thousands)(1)(2)	749,377	2,365,982	4,954,643

(1)                     Represents total rents, service fees and utility charges to be recognized as our revenues under our leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their terms and not renewed.

(2)                     The continuous increase in revenue backlog from 2017 to 2018 and further to 2019 was primarily driven by the rapid expansion of our apartment network.

Key Components of Results of Operations

Revenues

We derive our revenues primarily from rents we charge for renting our apartment units to our residents and service fees for providing various services to our residents, including cleaning, repair and maintenance, WiFi and 24/7 resident support. We have been enriching our value-added services and began charging a monthly service fee in late 2017. In 2019, the service fee was typically 8% to 10% of the monthly rent. We also derive revenues from other sources such as early termination fees and utilities such as water and gas. Our revenues are recorded net of rental discounts, cash rebates and value-added tax.

Operating Expenses

Our operating expenses consist of rental cost, depreciation and amortization, other operating expenses, pre-opening expense, sales and marketing expenses, general and administrative expenses, and technology and product development expenses. The following table sets forth a breakdown of operating expenses, expressed as an absolute amount and as a percentage of our total revenues, for the years indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Rental cost	511,697	77.9	2,171,755	81.2	6,399,982	919,300	89.8
Depreciation and amortization	98,984	15.1	373,231	14.0	1,138,225	163,496	16.0
Other operating expenses	46,456	7.1	295,141	11.0	758,333	108,928	10.6
Pre-opening expense	62,119	9.5	270,399	10.1	223,955	32,169	3.1
Sales and marketing expenses	80,991	12.3	471,026	17.6	1,038,191	149,127	14.6
General and administrative expenses	49,960	7.6	203,847	7.6	527,479	75,767	7.4
Technology and product development expenses	25,194	3.8	110,954	4.1	193,725	27,827	2.7
Total	875,401	133.3	3,896,353	145.6	10,279,890	1,476,614	144.2

Rental Cost.    Rental cost represents the rents incurred for our opened apartment units. We typically enter into four- to six-year leases with property owners of Danke Apartment and ten-year leases with property owners of Dream Apartment, which enables us to lock in long-term rental cost.

Depreciation and Amortization.    Depreciation and amortization mainly consist of the depreciation and amortization of leasehold improvements, as well as appliances and furniture for the apartment units. Depreciation and amortization associated with the apartment units are recognized on a straight-line basis over shorter of the estimated useful lives of the assets and the lease term, starting from when the apartment units achieve ready-to-move-in status.

Other Operating Expenses.    Other operating expenses mainly consist of (i) cost of services provided to our residents, including apartment cleaning expenses, utilities, repair and maintenance fees and cost related to our call center, (ii) payroll cost of our business development and supporting teams, (iii) incentives for apartment sourcing, including commissions for our business development team as well as lead generation fees and (iv) other expenses, including transaction fees charged by third-party payment channels and others. The following table sets forth a breakdown of other operating expenses, expressed as an absolute amount and as a percentage of our total revenues, for the year indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other operating expenses:
Cost of services	5,339	0.8	96,834	3.6	366,475	52,641	5.1
Payroll cost	23,269	3.5	105,387	3.9	171,064	24,572	2.4
Incentives for apartment sourcing	7,655	1.2	31,077	1.2	85,108	12,225	1.2
Other expenses	10,193	1.6	61,843	2.3	135,686	19,490	1.9
Total	46,456	7.1	295,141	11.0	758,333	108,928	10.6

Pre-Opening Expense.    Pre-opening expense represents the rents incurred for our pre-opening apartment units.

Sales and Marketing Expenses.    Sales and marketing expenses mainly consist of (i) advertising expenses, (ii) payroll cost for our sales and sales supporting teams, (iii) incentives for apartment renting, including commissions for our sales team as well as lead generation fees and (iv) other sales and marketing expenses. The following table sets forth a breakdown of sales and marketing expenses, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	31,572	4.8	200,733	7.5	506,401	72,740	7.1
Payroll cost	27,801	4.2	175,612	6.6	256,277	36,812	3.6
Incentives for apartment renting	19,403	3.0	75,301	2.8	209,338	30,070	2.9
Other expenses	2,215	0.3	19,380	0.7	66,175	9,505	1.0
Total	80,991	12.3	471,026	17.6	1,038,191	149,127	14.6

General and Administrative Expenses.    General and administrative expenses mainly include payroll cost for personnel engaged in general corporate functions, professional fees and office rental expenses.

Technology and Product Development Expenses.    Technology and product development expenses mainly consist of payroll and related expenses for personnel engaged in developing and improving rental products, technology system and IT infrastructure, as well as expenses associated with the use of facilities and equipment for research and development, such as depreciation expenses.

Interest Expenses

Interest expenses primarily consist of the interest expenses related to rent financing. We cooperate with licensed financial institutions to offer rent financing to certain of our residents. The typical amount financed under such arrangement is rent for 11 months, which covers the entire lease term excluding the first month. The resident makes an upfront deposit with us and pays us the first month of rent and service fee. The financial institution makes an upfront payment equal to the rent for the rest of the resident’s lease term to us and we pay the corresponding interest to the relevant financial institution. We consider such arrangement as financing activities and record such interest as our interest expenses. We do not directly provide any special incentives to the residents to cause them to enter into such arrangement. We believe many of our residents choose to enter into the rent financing arrangement because it allows the residents to make advance payment for their rent on a monthly basis in the form of loan repayment to the financial institutions, as opposed to quarterly, semi-annual or annual advance payment if they do not opt for such arrangement. 91.3%, 75.8% and 65.9% of the residents who had valid leases with us in 2017, 2018 and 2019 had rent financing arrangement with us in the respective periods indicated. Among such residents, 30.2%, 46.8% and 44.6% terminated their leases early in 2017, 2018 and 2019, respectively. In the event of early termination or a resident’s default, we will return the upfront payment for the remaining lease term to the relevant financial institution. We typically return such payment within two business days after the early termination or a resident’s default. The following table sets forth a breakdown of our interest expenses, expressed as an absolute amount and as a percentage of the total revenues, for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest Expenses:
Interest expenses related to rent financing	52,343	8.0	152,996	5.7	241,033	34,622	3.4
Other interest expenses	2,670	0.4	10,361	0.4	111,375	15,998	1.5
Total	55,013	8.4	163,357	6.1	352,408	50,620	4.9

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to our company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to the PRC enterprise income tax, or the EIT, at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. Generally, our subsidiaries, our consolidated VIEs and their subsidiaries in China are subject to EIT on their taxable income in China at a rate of 25%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are nonresident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed to be a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation.

Furthermore, if we are deemed to be a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered to be a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

In April 2018, the Ministry of Finance, or MOF, and State Administration of Taxation, or SAT, jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively and (ii) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019, where (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 16%, such tax rates shall be adjusted to 13% and (ii) for exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

We are subject to VAT at a rate of approximately 6% on the services and solutions we provide to our customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA represents net loss before depreciation and amortization, interest expenses, interest income and income tax benefit (expense). Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Add:
Depreciation and amortization	98,984	373,231	1,138,225	163,496
Interest expenses	55,013	163,357	352,408	50,620
Income tax expense/(benefit)	(112)	112	(2,167)	(311)
Subtract:
Interest income	831	20,226	63,831	9,169
EBITDA	(118,470)	(853,275)	(2,012,577)	(289,089)
Add:
Incentives for apartment sourcing	7,655	31,077	85,108	12,225
Share-based compensation	8,569	5,808	5,551	797
Adjusted EBITDA	(102,246)	(816,390)	(1,921,918)	(276,067)

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Add:
Incentives for apartment sourcing	7,655	31,077	85,108	12,225
Share-based compensation	8,569	5,808	5,551	797
Adjusted Net Loss	(255,300)	(1,332,864)	(3,346,553)	(480,703)

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	656,782	100.0	2,675,031	100.0	7,129,088	1,024,029	100.0
Operating expense:
Rental cost	(511,697)	(77.9)	(2,171,755)	(81.2)	(6,399,982)	(919,300)	(89.8)
Depreciation and amortization	(98,984)	(15.1)	(373,231)	(14.0)	(1,138,225)	(163,496)	(16.0)
Other operating expenses	(46,456)	(7.1)	(295,141)	(11.0)	(758,333)	(108,928)	(10.6)
Pre-opening expense	(62,119)	(9.5)	(270,399)	(10.1)	(223,955)	(32,169)	(3.1)
Sales and marketing expenses	(80,991)	(12.3)	(471,026)	(17.6)	(1,038,191)	(149,127)	(14.6)
General and administrative expenses	(49,960)	(7.6)	(203,847)	(7.6)	(527,479)	(75,767)	(7.4)
Technology and product development expenses	(25,194)	(3.8)	(110,954)	(4.1)	(193,725)	(27,827)	(2.7)
Operating loss	(218,619)	(33.3)	(1,221,322)	(45.6)	(3,150,802)	(452,585)	(44.2)
Change in fair value of convertible loan	(441)	(0.1)	(6,962)	(0.3)	—	—	—
Interest expenses	(55,013)	(8.4)	(163,357)	(6.1)	(352,408)	(50,620)	(4.9)
Interest income	831	0.1	20,226	0.8	63,831	9,169	0.9
Investment income	1,606	0.2	1,778	0.1	—	—	—
Loss before income taxes	(271,636)	(41.5)	(1,369,637)	(51.1)	(3,439,379)	(494,036)	(48.2)
Income tax benefit (expense)	112	0.0	(112)	(0.0)	2,167	311	(0.0)
Net loss	(271,524)	(41.5)	(1,369,749)	(51.1)	(3,437,212)	(493,725)	(48.2)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues.    Our revenues increased by 166.5% from RMB2,675.0 million in 2018 to RMB7,129.1 million (US$1,024.0 million) in 2019, primarily due to an increase in opened apartment units through organic growth, which contributed to 92.1% of the revenue growth during the period, while the remaining 7.9%, or RMB561.9 million (US$80.7 million), of growth in our revenues in 2019 was due to an increase in opened apartment units through acquisition of Aishangzu in March 2019. We had 209,413 opened apartment units as of December 31, 2018 and 431,228 opened apartment units as of December 31, 2019.

Operating expenses.    Our total operating expenses increased by 163.8% from RMB3,896.3 million in 2018 to RMB10,279.9 million (US$1,476.6 million) in 2019, primarily driven by a 93.8% increase in operating expenses due to the expansion of our apartment network through organic growth and a 6.2% increase in operating expenses due to acquisition of Aishangzu in March 2019, which resulted in additional operating expenses of RMB633.4 million (US$91.0 million) in 2019.

• Rental cost.  Our rental cost increased by 194.7% from RMB2,171.8 million in 2018 to RMB6,400.0 million (US$919.3 million) in 2019, primarily due to an increase in the number of opened apartment units as a result of the continued expansion of our business.

• Depreciation and amortization.  Our depreciation and amortization increased by 205.0% from RMB373.2  million in 2018 to RMB1,138.2 million (US$163.5 million) in 2019, primarily due to an increase in the number of apartment units we renovated and opened.

• Other operating expenses.  Our other operating expenses increased by 156.9% from RMB295.1  million in 2018 to RMB758.3 million (US$108.9 million) in 2019, primarily due to (i) an increase in the cost of services provided to our residents from RMB96.8 million in 2018 to RMB366.5 million (US$52.6 million) in 2019 as we operated more apartment units, (ii) an increase in payroll cost from RMB105.4 million to RMB171.1 million (US$24.6 million), primarily due to business expansion and (iii) an increase in incentives for apartment sourcing from RMB31.1 million in 2018 to RMB85.1 million (US$12.2 million) in 2019, as we incurred additional commissions and lead generation fees in sourcing more apartments.

• Pre-opening expense.  Our pre-opening expense decreased by 17.2% from RMB270.4 million in 2018 to RMB224.0 million (US$32.2 million) in 2019. The increase was primarily attributable to a lower number of pre-opening apartment units in 2019 compared to the prior year.

• Sales and marketing expenses.  Our sales and marketing expenses increased by 120.4% from RMB471.0  million in 2018 to RMB1,038.2 million (US$149.1 million) in 2019, primarily due to (i) an increase in the advertising expenses from RMB200.7 million to RMB506.4 million (US$72.7 million) as we increased our advertising efforts in both online and offline channels, such as placing more advertisements on social media and third-party rental listing platforms and in offline public venues to increase our brand awareness and prepare us for future expansion, (ii) an increase in incentives for apartment renting from RMB75.3 million to RMB209.3 million (US$30.1 million), as we incurred additional commissions and lead generation fees in renting out our apartment units and (iii) an increase in payroll cost from RMB175.6 million to RMB256.3 million (US$36.8 million), primarily due to business expansion.

• General and administrative expenses.  Our general and administrative expenses increased by 158.8% from RMB203.8 million in 2018 to RMB527.5 million (US$75.8 million) in 2019, primarily due to the hiring of additional personnel for general corporate functions at our headquarters and for regional managerial role.

• Technology and product development expenses.  Our technology and product development expenses increased by 74.6% from RMB111.0 million in 2018 to RMB193.7 million (US$27.8 million) in 2019, primarily due to the expansion of our technology team with additional experienced research and development personnel to develop our technology system and improve our product and service offerings.

Operating loss.    As a result of the foregoing, our total operating loss increased by 158.0% from RMB1,221.3 million in 2018 to RMB3,150.8 million (US$452.6 million) in 2019.

Change in fair value of convertible loan.    We recorded a change in fair value of convertible loan of RMB7.0 million in 2018, which reflected the change in fair value of the convertible loan between the issuance date and the conversion date, and nil in 2019.

Interest expenses.    Our interest expenses increased by 115.7% from RMB163.4 million in 2018 to RMB352.4 million (US$50.6 million) in 2019, primarily due to (i) an increase in interest expenses related to bank loans from RMB10.4 million in 2018 to RMB111.4 million (US$16.0 million) in 2019 and (ii) an increase in interest expenses related to rent financing from RMB153.0 million to RMB241.0 million (US$34.6 million), which was driven by the increase in the number of residents who opted for rent financing as we rented out more apartment units.

Interest income.    Our interest income was RMB20.2 million in 2018 and RMB63.8 million (US$9.2 million) in 2019, which was primarily generated from our bank deposits.

Investment income.    Our investment income was RMB1.8 million in 2018, primarily related to the wealth management products we purchased, and nil in 2019.

Loss before income taxes.    As a result of the foregoing, our loss before income taxes increased by 151.1% from RMB1,369.6 million in 2018 to RMB3,439.4 million (US$494.0 million) in 2019.

Income tax benefit (expense).    Our income tax expense was RMB0.1 million in 2018 and we recorded an income tax benefit of RMB2.2 million (US$0.3 million) in 2019.

Net loss.    As a result of the foregoing, our net loss increased by 150.9% from RMB1,369.7 million in 2018 to RMB3,437.2 million (US$493.7 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues.    Our revenues increased by 307.3% from RMB656.8 million in 2017 to RMB2,675.0 million in 2018, primarily driven by an expansion of our apartment network. We had 48,671 opened apartment units as of December 31, 2017 and 209,413 opened apartment units as of December 31, 2018.

Operating expenses.    Our total operating expenses increased by 345.0% from RMB875.5 million in 2017 to RMB3,896.3 million in 2018, as we increased the number of apartment units we operated and expanded to three additional cities in 2018.

• Rental cost.  Our rental cost increased by 324.4% from RMB511.7 million in 2017 to RMB2,171.8 million in 2018, primarily due to an increase in the number of opened apartment units.

• Depreciation and amortization.  Our depreciation and amortization increased by 277.0% from RMB99.0 million in 2017 to RMB373.2 million in 2018, primarily due to an increase in the number of apartment units we renovated and opened.

• Other operating expenses.  Our other operating expenses increased by 534.6% from RMB46.5 million in 2017 to RMB295.1 million in 2018, primarily due to (i) an increase in the cost of services provided to our residents from RMB5.3 million in 2017 to RMB96.8 million in 2018, as we enhanced our service offerings and scaled up our business, (ii) an increase in payroll cost from RMB23.3 million to RMB105.4 million , primarily due to an increase in headcounts and (iii) an increase in incentives for apartment sourcing from RMB7.7 million in 2017 to RMB31.1 million in 2018, as we incurred additional commissions and lead generation fees in sourcing more apartments.

• Pre-opening expense.  Our pre-opening expense increased by 335.4% from RMB62.1 million in 2017 to RMB270.4 million in 2018, as we strategically sourced a substantial number of apartments in 2018, particularly in the fourth quarter of 2018, in preparation for the first half of 2019.

• Sales and marketing expenses.  Our sales and marketing expenses increased by 481.5% from RMB81.0 million in 2017 to RMB471.0 million in 2018, primarily due to (i) an increase in the advertising expenses from RMB31.6 million to RMB200.7 million  as we increased our advertising efforts in both online and offline channels, such as placing more advertisements on third-party rental listing platforms and in offline public venues to increase our brand awareness and prepare us for future expansion, (ii) an increase in payroll cost from RMB27.8 million to RMB175.6 million, primarily due to an increase in headcounts and (iii) an increase in incentives for apartment renting from RMB19.4 million to RMB75.3 million , as we incurred additional commissions and lead generation fees in renting out our apartment units.

• General and administrative expenses.  Our general and administrative expenses increased by 307.6% from RMB50.0 million in 2017 to RMB203.8 million in 2018, primarily due to hiring of additional personnel for general corporate functions at our headquarters and for regional managerial role.

• Technology and product development expenses.  Our technology and product development expenses increased by 340.5% from RMB25.2 million in 2017 to RMB111.0 million in 2018, primarily due to the expansion of our technology team with additional experienced research and development personnel to develop our technology system and improve our service and product offerings.

Operating loss.    As a result of the foregoing, our total operating loss increased by 458.7% from RMB218.6 million in 2017 to RMB1,221.3 million in 2018.

Change in fair value of convertible loan.    We recorded a change in fair value of convertible loan of RMB0.4 million in 2017 and RMB7.0 million in 2018, which reflected the change in fair value of the convertible loan.

Interest expenses.    Our interest expenses increased by 197.1% from RMB55.0 million in 2017 to RMB163.4 million in 2018, primarily due to an increase in interest expense related to rent financing from RMB52.3 million to RMB153.0 million. Such increase was driven by the increase in the number of residents who opted for rent financing as we rented out more apartment units.

Interest income.    Our interest income was RMB0.8 million in 2017 and RMB20.2 million in 2018, which was primarily generated from our bank deposits.

Investment income.    Our investment income was RMB1.6 million in 2017 and RMB1.8 million in 2018, primarily related to the wealth management product we purchased.

Loss before income taxes.    As a result of the foregoing, our loss before income taxes increased by 404.3% from RMB271.6 million in 2017 to RMB1,369.6 million in 2018.

Income tax benefit/(expense).    Our income tax benefit was RMB0.1 million in 2017 and we recorded an income tax expense of RMB0.1 million in 2018.

Net loss.    As a result of the foregoing, our net loss increased by 404.5% from RMB271.5 million in 2017 to RMB1,369.7 million in 2018.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Consolidation of Variable Interest Entities

We operate certain of our business in China through Zi Wutong and Yishui, which are limited liability companies established under the laws of the PRC in January 2015 and November 2016, respectively. Yishui holds the VATS License for internet content provision business, or the ICP License, from the government in order to carry out certain VATS business in China. The equity interests of our consolidated VIEs are legally held by individuals who act as nominee equity holders of the consolidated VIEs on behalf of one of our wholly-owned subsidiary, or WFOE. A series of contractual agreements, including power of attorney agreements, exclusive business cooperation agreements, equity interest pledge agreements, exclusive call option agreements and spouse consent letters, were entered among Zi Wutong, WFOE and nominee equity holders of Zi Wutong and among Yishui, WFOE and nominee equity holders of Yishui. Through the contractual arrangements, the nominee equity holders of the consolidated VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the consolidated VIEs to WFOE. The nominee equity holders of the consolidated VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the consolidated VIEs that most significantly impact their economic performance. Accordingly, the consolidated VIEs are considered variable interest entities.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, we, through WFOE, has a controlling financial interest in the consolidated VIEs because WFOE has (i) the power to direct activities of the consolidated VIEs that most significantly impact the economic performance of the consolidated VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the consolidated VIEs that could potentially be significant to the consolidated VIEs. Thus, we, through WFOE, are the primary beneficiary of the consolidated VIEs.

Under the terms of the contractual arrangements, WFOE has (i) the right to receive economic benefits that could potentially be significant to the consolidated VIEs in the form of service fees under the exclusive business cooperation agreement; (ii) the right to receive all dividends declared by the consolidated VIEs and the right to all undistributed earnings of the consolidated VIEs; (iii) the right to receive the residual benefits of the consolidated VIEs through its exclusive call option to acquire 100% of the equity interests in the consolidated VIEs, to the extent permitted under PRC law. Accordingly, through WFOE, the financial statements of the consolidated VIEs are consolidated in our consolidated financial statements.

Under the terms of the contractual arrangements, the consolidated VIEs’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to us. All of the deficit (net liabilities) and net loss of the consolidated VIEs are attributed to us.

The WFOE that effectively controls our consolidated VIEs was initially Xiaofangjian and was changed to Qing Wutong in April 2020 by terminating the contractual arrangements among our consolidated VIEs, their respective shareholders and Xiaofangjian and entering into similar contractual arrangements among our consolidated VIEs, their respective shareholders and Qing Wutong.

Share-based compensation and valuation of share options

We periodically grant share-based awards, including but not limited to, restricted ordinary shares and share options to eligible employees and directors, which are subject to service and performance conditions.

We recognize compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, we recognize compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Determining the fair value of share options requires significant judgment. We estimate the fair value of the options granted using the binomial option pricing model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, volatility, expected dividend yield, expected multiple, and expected term.

Fair value of identified assets acquired and liabilities assumed in the business combination

The determination of fair values of identifiable assets acquired and liabilities assumed in business combination is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant estimates in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2(gg) to our audited consolidated financial statements included elsewhere in this annual report.

B.            Liquidity and Capital Resources

Our primary sources of liquidity have been upfront payment from financial institutions in connection with rent financing, advance from our residents, issuance of equity securities and bank loans to our onshore entities guaranteed by our offshore entities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In January 2020, we completed our initial public offering of an aggregate of 9,904,933 ADSs (including 304,933 ADSs sold upon partial exercise of the underwriters’ option to purchase additional ADSs), representing 99,049,330 Class A ordinary shares, and raised approximately US$128.4 million in net proceeds after deducting underwriting commissions and the offering expenses.

On March 18, 2020, we entered into investment and cooperation agreements with the local government of the Huaqiao Economic Development Zone, or Huaqiao EDZ, in Kunshan, Jiangshu Province, China. Pursuant to the agreements, we have established a wholly-owned subsidiary in the Huaqiao EDZ, or the Huaqiao Subsidiary, which formed a joint venture with Kunshan Yinqiao Holding Group Co., Ltd., or Kunshan Yinqiao, an investment entity of the local government. The Huaqiao Subsidiary has made a capital contribution of RMB625 million (US$89.8 million) in exchange for 51.02% equity interest in the joint venture while Kunshan Yinqiao has made a capital contribution of RMB600 million (US$86.2 million) in exchange for the remaining 48.98% stake.

As of December 31, 2018 and December 31, 2019, we had cash of RMB1,087.3 million and RMB685.3 million (US$98.4 million), respectively, and restricted cash of RMB1,378.3 million and RMB2,770.6 million (US$398.0 million), respectively. Our restricted cash represented cash deposited with the banks in connection with borrowings from the banks and with financial institutions that offer rent financing.

The expansion of our apartment network involves significant capital outlay, including capital required for sourcing, renovating and furnishing our apartment units and paying deposits and rents to property owners. Due to our rapid expansion, we had net cash used in operating activities of RMB114.6 million, RMB1,164.2 million and RMB1,911.2 million (US$274.5 million) in 2017, 2018 and 2019, respectively. While advance rent payments from our residents is an important source of our operating cash inflow, we also cooperated with financial institutions that provide rent financing to our residents and make upfront payments to us. Such arrangements, while financing activities in substance and recorded as cash inflow from financing activities, constitute an important source of cash inflow to support our business operation. As of December 31, 2019, we had upfront payment from financial institutions in connection with rent financing of RMB2,753.2 million (US$395.5 million) and advance from our residents of RMB976.3 million (US$140.2 million). 91.3%, 75.8% and 65.9% of the residents who had valid leases with us in 2017, 2018 and 2019 had rent financing arrangements with us in the respective periods indicated. The substantial decrease in such percentage was primarily due to our strategy to enhance our cooperation with more reputable financial institutions that offer lower interest rate and have more stringent credit assessment procedures. In addition, the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, which became effective on December 13, 2019, requires that a residential rental company, such as us, to make sure that the amount of payment it receives through rent financing does not exceed 30% of the rental income of such company by the end of 2022. See “ Item 4. Information on the Company — B. Business Overview —Regulations—Regulations on Real Estate Leasing Services—General Regulations on Housing Leasing.” As such, we plan to further reduce such ratio to below 30% by the end of 2021. We do not expect that the downward trend in utilization of rent financing will have a material adverse effect on our prospective liquidity since we can receive advance payment of rents and deposits from an increasing number of residents who do not utilize rent financing and we have diversified funding sources, including bank borrowings, and are exploring new types of financing such as supply chain financing to maintain our liquidity. If our residents early terminate their leases with us, we may be required to return applicable upfront payments to relevant financial institution or return applicable advance rent payment to the residents. In 2017, 2018 and 2019, the total amount of upfront payment that we returned to financial institutions in the event of early termination of the leases or defaults by the residents on loan repayment was RMB436.6 million, RMB1,757.1 million and RMB2,810.9 million (US$403.8 million), respectively. However, we expect to be able to rent out the vacated apartment units to new residents within a relatively short period of time and collect advance rent payments from the new residents, or receive new upfront payments from financial institutions if the new residents decide to use rent financing solution. As such, we do not believe we have significant liquidity risk due to our net current liabilities.

We believe that our current cash and cash equivalents and anticipated cash flows from operating activities and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time or decide to enhance our liquidity position or increase our cash reserve for expansion of our apartment network or other operational needs, we may seek to issue equity or debt securities or enter into additional credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. While we are exploring new types of financing such as supply chain financing, we cannot assure you that we will be able to secure such financing or reach an agreement on financing terms with banks or other relevant parties that are acceptable to us due to reasons beyond our control. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “ Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business requires significant capital to expand our apartment network and renovate and furnish our apartments. Inability to obtain capital through financing or other sources on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.”

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(114,578)	(1,164,248)	(1,911,216)	(274,529)
Net cash used in investing activities	(489,282)	(1,324,021)	(2,038,089)	(292,753)
Net cash provided by financing activities	822,440	4,692,659	4,945,078	710,316
Net increase in cash and restricted cash	212,470	2,251,532	990,364	142,257
Effect of foreign currency exchange rate changes on cash and restricted cash	(6,110)	47,142	(5,409)	(777)
Cash and restricted cash at the beginning of the year	1,532	214,002	2,465,534	354,152
Cash and restricted cash at the end of the year	214,002	2,465,534	3,455,898	496,409

Operating Activities

Net cash used in operating activities was RMB1,911.2 million (US$274.5 million) in 2019, primarily due to our net loss of RMB3,437.2 million (US$493.7 million), adjusted for (i) depreciation and amortization of RMB1,138.2 million (US$163.5 million) and (ii) changes in operating assets and liabilities, net of effect of acquisition.  Adjustment for changes in operating assets and liabilities, net of effect of acquisition primarily, consisted of (i) an increase in prepayments and other current assets of RMB312.1 million (US$44.8 million), (ii) an increase in deposits to landlords of RMB193.7 million (US$27.8 million) and (iii) an increase in other non-current assets of RMB184.6 million (US$26.5 million), which was partially offset by (i) an increase in advance from residents of RMB437.5 million (US$62.8 million), (ii) an increase in rental payable of RMB372.4 million (US$53.5 million) and (iii) an increase in deposits from residents of RMB318.1 million (US$45.7 million).

Net cash used in operating activities was RMB1,164.2 million in 2018, primarily due to our net loss of RMB1,369.7 million, adjusted for (i) depreciation and amortization of RMB373.2 million and (ii) changes in operating assets and liabilities, net of effect of acquisition. Adjustment for changes in operating assets and liabilities,  net of effect of acquisition, primarily consisted of (i) an increase in deposit to landlords of RMB311.3 million, (ii) an increase in advance to landlords of RMB238.7 million, (iii) in increase in prepayments and other current assets of RMB222.6 million and (iv) an increase in other non-current assets of RMB156.6 million, which was partially offset by (i) an increase in deposits from residents of RMB196.9 million, (ii) an increase in advance from residents of RMB173.9 million, (iii) an increase in accrued expenses and other current liabilities of RMB161.6 million and (iv) an increase in rental payable of RMB149.3 million.

Net cash used in operating activities was RMB114.6 million in 2017, primarily due to our net loss of RMB271.5 million, adjusted for (i) depreciation and amortization of RMB99.0 million and (ii) changes in operating assets and liabilities, net of effect of acquisition. Adjustment for changes in operating assets and liabilities , net of effect of acquisition, primarily consisted of (i) an increase in deposit to landlords of RMB78.8 million, (ii) an increase in advance to landlords of RMB44.8 million and (iii) an increase in other non-current assets of RMB35.3 million which was partially offset by (i) an increase in advance from residents of RMB91.1 million and (ii) an increase in deposits from residents of RMB62.6 million.

Investing Activities

Net cash used in investing activities was RMB2,038.1 million (US$292.8 million) in 2019, which was primarily attributable to (i) purchase of property and equipment, mainly leasehold improvements and purchase of furniture and appliances, of RMB1,962.0 million (US$281.8 million), (ii) payment for business acquisition of RMB196.9 million (US$28.3 million) and (iii) investment in term deposits of RMB137.7 million (US$19.8 million).

Net cash used in investing activities was RMB1,324.0 million in 2018, which was primarily attributable to (i) purchase of property and equipment, mainly leasehold improvements and purchase of furniture and appliances, of RMB1,291.5 million , (ii) investment in term deposits of RMB137.3 million and (iii) purchase of short-term investment of RMB80.0 million, which was partially offset by proceeds from sales of short-term investment of RMB231.9 million.

Net cash used in investment activities was RMB489.3 million in 2017, which was primarily attributable to (i) purchase of property and equipment of RMB340.8 million and (ii) purchase of short-term investments of RMB490.1 million, which was partially offset by proceeds from sales of short-term investments of RMB341.6 million.

Financing Activities

Net cash provided by financing activities was RMB4,945.1 million (US$710.3 million) in 2019, which was primarily attributable to (i) proceeds from bank borrowings of RMB10,128.9 million (US$1,454.9 million), including RMB6,701.3 million (US$962.6 million) of upfront payments from financial institutions relating to rent financing, (ii) proceeds from series C-2 redeemable convertible preferred shares of RMB1,500.4 million (US$215.5 million) and (iii) proceeds from series D redeemable convertible preferred shares of RMB1,343.8 million (US$193.0 million), which was partially offset by repayment of bank borrowings of RMB7,978.8 million (US$1,146.1 million).

Net cash provided by financing activities was RMB4,692.7 million in 2018, which was primarily attributable to (i) proceeds from bank borrowings of RMB5,637.6 million, including RMB4,497.1 millionof upfront payments from financial institution relating to rent financing, and (ii) proceeds from series B-1, B-2 and C redeemable convertible preferred shares and convertible loan of RMB2,564.4 million, which was partially offset by repayment of bank borrowings of RMB3,501.6 million.

Net cash provided by financing activities was RMB822.4 million in 2017, which was primarily attributable to proceeds from bank borrowings of RMB1,725.5 million, including RMB1,725.5 million of upfront payments from financial institution relating to rent financing, which was partially offset by repayment of bank borrowings of RMB1,002.6 million.

Capital Expenditures

We made capital expenditures of RMB340.8 million, RMB1,293.7 million and RMB1,962.0 million (US$281.8 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily in connection with renovation and furnishing of our apartment units. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

Please refer to “—F. Tabular Disclosure of Contractual Obligations.”

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries, consolidated VIEs and our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.            Research and Development

We have focused on and will continue to invest in research and development, including (i) enhancing the effectiveness of “Danke Brain” to facilitate our business growth, (ii) improving our technology infrastructure to improve our operational efficiency, and (iii) expanding our technology team with additional experienced research and development personnel to develop our technology system and improve our product and service offerings.

Our technology and product development expenses were RMB25.2 million, RMB111.0 million and RMB193.7 million (US$27.8 million) in 2017, 2018 and 2019, respectively.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2019. Such contractual obligations and commitments were incurred by leasing of apartments and offices under non-cancellable operating leases and our long-term borrowings.

	Total		Less than 1 Year	1 - 3 Years	More than 3 Years
	RMB	US$	RMB
	(in thousands)
Apartments	27,734,524	3,983,815	7,966,226	12,329,829	7,438,469
Offices	61,890	8,890	39,006	21,673	1,211
Long-term borrowings	699,250	100,441	30,000	669,250	—

G.            Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Derek Boyang Shen	46	Chairman
Jing Gao	37	Co-Founder, Director and Chief Executive Officer
Yan Cui	37	Co-Founder, Director and President
Wenbiao Li	53	Director
Erhai Liu	51	Director
Gang Ji	45	Director
Edwin Fung	55	Independent Director
Jianping Ye	58	Independent Director
Michael Guodong Gu	44	Chief Operating Officer
Jason Zheng Zhang	45	Chief Financial Officer
Bing Yu	34	Chief Technology Officer
Lillian Jing Liu	55	Chief People Officer

Mr. Derek Boyang Shen is our chairman of board of directors and the angel investor of us. Mr. Shen is a successful serial entrepreneur and investor and has extensive experience in the internet industry. Mr. Shen served as the president of LinkedIn China and a global vice president of LinkedIn from 2014 to 2017. Prior to that, he founded Nuomi and served as its chief executive officer from 2010 to 2013. From 2005 to 2010, Mr. Shen worked at Google in both the U.S. and China, with his last position being the head of business development of Google China. Prior to Google, he held various senior technical leadership roles at Yahoo! and two other internet companies in the U.S. Mr. Shen obtained dual bachelor’s degrees in business administration and environmental chemistry from Nankai University in 1996. He obtained his master’s degree in computer science from University of California, Los Angeles (UCLA) in 2000.

Mr. Jing Gao is our co-founder, director and chief executive officer. Mr. Gao has more than a decade of experience in the internet industry and is a successful serial entrepreneur. Prior to co-founding our company, Mr. Gao served as the chief executive officer of Sun0101.com, an advertising technology company in 2014. From 2013 to 2014, he worked as the head of business intelligence and business analytics system of Nuomi, where he was also responsible for developing new business opportunities. Prior to that, Mr. Gao was the chief of staff to the president of OkBuy, a leading e-commerce company in China, from 2011 to 2013. He worked as a search engine marketing manager at Baidu from 2009 to 2011. From 2005 to 2009, he worked at Baixing.com, an online classifieds platform, with his last position being the head of Beijing branch. Mr. Gao graduated from Beijing Jiaotong University in 2005, where he majored in computer science.

Mr. Yan Cui is our co-founder, director and president. Mr. Cui has more than a decade of experience in the internet industry. Prior to co-founding our company, Mr. Cui served as an operation manager at the online business department of New Oriental from 2011 to 2015. He worked at Baixing.com from 2006 to 2009, where he was responsible for online sales and marketing and data analytics. Mr. Cui obtained a bachelor’s degree in computer science from Beijing Union University in 2006.

Mr. Wenbiao Li has served as our director since 2015. Mr. Li has served as a managing director of Walden International since 2008 and as a managing partner of Kaiwu Walden Capital, L.P. since 2013. Mr. Li also serves as a director of Union Optech Co., Ltd. a company listed on the Shenzhen Stock Exchange and Best, Inc., a company listed on the NYSE. From 2004 to 2007, Mr. Li served as a director of mobile engineering at Google. From 2000 to 2003, Mr. Li served as a vice president of engineering at Skire, Inc. Mr. Li obtained a bachelor’s degree in computer engineering from Huazhong University of Science and Technology, a master’s degree in computer science from the University of San Francisco, and an EMBA degree from Golden Gate University.

Mr. Erhai Liu has served as our director since 2017. Mr. Liu is a founding and managing partner of Joy Capital. He has also served as a director of Bitauto Holdings Limited, a company listed on the NYSE, since 2005, and of Luckin Coffee, Inc., a company listed on NASDAQ, since 2018. Before founding Joy Capital in 2015, Mr. Liu worked for Legend Capital from 2003 to 2015, where he served as a managing director and led the TMT and innovative consumption team. Mr. Liu obtained a bachelor’s degree in communication engineering from Guilin University of Electronic Technology in 1990, a master’s degree in communication and information system from Xidian University in 1994, an MBA degree and a master’s degree in global finance from Fordham University in 2003, and a master’s degree in psychology from Peking University in 2011.

Mr. Gang Ji has served as our director since 2019. Mr. Ji has served as a vice president of Ant Financial since 2016. He is currently a director of AGTech Holdings Ltd., a company listed on the Hong Kong Stock Exchange, and Cellular Biomedicine Group, Inc., a company listed on NASDAQ. Prior to joining Ant Financial, he served as a vice president of Alibaba Group from 2008 to 2016. Prior to that, Mr. Ji served as a vice president of Agile Partners from 2003 to 2007. He worked as an investment associate of New Margin Ventures from 2000 to 2003. He worked at KPMG from 1997 to 2000. Mr. Ji obtained a bachelor’s degree in international business management from University of International Business and Economics in 1997.

Mr. Edwin Fung has served as our independent director since 2020. Mr. Fung is a professional accountant and fellow members of the Hong Kong Institute of Certified Public Accountant and the Association of Chartered Certified Accountants of United Kingdom. Mr. Fung is also an independent director of Wanda Sports Group Company Limited, a company listed on NASDAQ. He has over 30 years of professional experience in financial auditing, corporate finance and internal control compliance. Mr. Fung worked at KPMG from 1986 to 2017, where he was a vice chairman and a member of the management committee of KPMG China prior to his retirement. In 2012, Mr. Fung became the senior partner of KPMG Northern China region and the senior partner of Beijing office. Prior to that, Mr. Fung was the founding chairman of KPMG’s Global China Practice and was responsible for establishing local China practice in 40 countries around the world from 2010 to 2011. He became a partner of KPMG in 1999. Mr Fung has a diploma in Accounting from Hong Kong Institution of Vocational Education.

Mr. Jianping Ye has served as our independent director since 2020. Mr. Ye is an expert on land and real estate and has over 30 years of experience in business and public management education. Since 2001, Mr. Ye has been a chair professor at the Department of Land and Real Estate Management of Renmin University of China, where he was an associate professor from 1994 to 2001. Mr. Ye is an expert consultant to both the Ministry of Housing and Urban-Rural Development and Ministry of Natural Resources of China. He also serves as an executive director of the Global Chinese Real Estate Congress and an executive director of the China Land Science Society. He is also an Honorary Professor at the Department of Real Estate and Construction of The University of Hong Kong. Mr. Ye obtained a bachelor’s degree in aerial survey and remote sensing technology from Wuhan University in 1984, a master’s degree in enterprise management and a doctor of philosophy degree in land management from Renmin University of China in 1989 and 2002, respectively.

Mr. Michael Guodong Gu is our chief operating officer. Prior to joining our company in 2019, Mr. Gu served at Baidu from 2013 to 2019 with his last position being the vice president of sales. He served as the national sales director of Sino-American Tianjin SmithKline & French Laboratories, a joint-venture invested by GlaxoSmithKline, from 2008 to 2013. Mr. Gu served as the chief operating officer of Nuomi from May to December 2013. Mr. Gu was a regional general manager of Pepsi China from 2005 to 2008. Prior to that, he served as a director of national sales and development of Royal Dutch Shell China from 2001 to 2005. Mr. Gu worked at Procter & Gamble from 1997 to 2001, with his last position being a regional general manager. Mr. Gu obtained a bachelor’s degree in information and communication engineering from Xi’an Jiaotong University in 1997.

Mr. Jason Zheng Zhang is our chief financial officer. Prior to joining our company in 2019, Mr. Zhang worked at Citigroup Global Markets Asia Limited from 2007 to 2019, with his last position being a managing director and the chief operating officer of China investment banking division. From 2005 to 2007, he served as a manager and senior manager of the investment banking division of BNP Prime Peregrine. He worked at the head office of China Ocean Shipping (Group) Company from 1996 to 2003. Mr. Zhang obtained a bachelor’s degree in international finance from Nankai University in 1996. He obtained an MBA degree from the Robert H. Smith School of Business at University of Maryland in 2005.

Mr. Bing Yu is our chief technology officer. Prior to re-joining our company in 2019, Mr. Yu served as the chief software architect and director of engineering productivity of Tuhu.cn, an automobile maintenance e-commerce platform, from 2016 to 2019. Prior to that, he was one of our co-founders and served as our chief technology officer from 2015 to 2016. From 2005 to 2015, Mr. Yu worked at Baixing.com, with his last position being the head of engineering. Mr. Yu obtained a bachelor’s degree in electronics engineering from Fudan University in 2007.

Ms. Lillian Jing Liu is our chief people officer. Prior to joining our company in 2019, Ms. Liu served as the chief human resources officer and a group vice president of SF Express from 2016 to 2019. Prior to that, she served as the senior vice president of human resources of Renren Inc. from 2012 to 2016. From 2004 to 2012, she served as the head of human resources in the North Asia region of Nokia. Prior to that, she served as a business and human resource director of Hewlett-Packard Enterprise from 1999 to 2004. From 1994 to 1999, Ms. Liu served as the head of human resources in the Greater China region of Nortel Networks. Ms. Liu obtained an MBA from City University of Seattle in 1999.

The business address for our directors and executive officers is Room 212, Chao Yang Shou Fu, 8 Chao Yang Men Nei Street, Dongcheng District, Beijing, People’s Republic of China.

B.            Compensation

Compensation of Directors and Executive Officers

In 2019, we paid aggregate cash compensation of approximately RMB4.3 million (US$0.6 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Equity Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2017 Stock Incentive Plan

In February 2018, our board of directors adopted our 2017 stock incentive plan. The purpose of the 2017 stock incentive plan is to attract and retain the services of employees, directors and consultants by providing additional incentive to promote the business of our company. The 2017 stock incentive plan initially provides for an aggregate amount of no more than 75,000,000 ordinary shares to be issued pursuant to options granted under the plan. In January 2019, we amended and restated the 2017 stock incentive plan under which an aggregate amount of no more than 180,849,469 ordinary shares may be issued pursuant to options granted under the plan. In October 2019, we further amended and restated the 2017 stock incentive plan and increased the maximum number of ordinary shares that may be issued pursuant to options granted under the plan to 274,226,921.

Type of Awards

The 2017 stock incentive plan permits awards of options.

Administration

The 2017 stock incentive plan is administered by our board of directors, a sub-committee of the board or such person or delegates approved and appointed by the board. The administrator determines the provisions and terms and conditions of each equity award. The chief executive officer of the company has been authorized by the board to exercise the powers and rights of the administrator of the plan, subject to certain exceptions.

Term

Unless terminated earlier, the 2017 stock incentive plan will continue in effect for a term of ten years from the date of its adoption.

Option Agreement

Share options under the 2017 stock incentive plan shall be granted pursuant to an option agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the plan.

Vesting Schedule

The vesting schedule of each share option granted under the 2017 stock incentive plan will be set forth in the option agreement for such equity award. Generally, the share options shall vest in a four-year period, of which the first 25% of the share options shall vest on the expiry date of a twelve-month period following the date of grant, and the remaining 75% of the share options shall vest in equal monthly installments over the following three years commencing from the vesting date of the first installment. The vesting schedule is subject to the performance KPI as established by the administrator.

Option Exercise

The administrator determines the exercise price for each award, which is stated in the option agreement. Generally, the share options granted under the plan shall be exercisable at the time and under the conditions as determined by the administrator under the terms of the plan, which is stated in the option agreements. However, the share options may not be exercised before the consummation of an initial public offering or a corporate transaction of the company. A “corporate transaction” under the 2017 stock incentive plan is defined as any of the following transactions, provided, however, that the administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive: (i) a merger or consolidation in which the company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the company; (iii) the complete liquidation or dissolution of the company; (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the company is the surviving entity but (A) the ordinary shares of the company outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 50% of the total combined voting power of the company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator determines shall not be a corporate transaction; or (v) acquisition in a single or series of related transactions by any person or related group of persons (other than the company or by a company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a corporate transaction.

Deprivation of Granted Options

Under certain circumstances, the company is entitled to in its sole discretion forfeit up to 80% of the unvested share options granted under the 2017 shock incentive plan of a grantee.

Termination of Service

Generally, any share option that is not vested on the date of the termination of service of a grantee shall be immediately terminated, cancelled and forfeited on such date, subject to the administrator’s other determination. If the termination of a grantee’s service is not for cause, subject to certain restrictions, all the vested and exercisable share options shall be exercised within 90 days after the date of termination of service, and all the vested but not exercised share options shall be immediately terminated, cancelled and forfeited on the 91 day after the date of termination of service, subject to the administrator’s other determination. If the termination of a grantee’s service is for cause, any vested but not exercised share options shall be immediately terminated, canceled and forfeited on the date of termination of service, subject to the administrator’s other determination. In addition, the company is entitled to certain repurchase rights to the shares held by a grantee in the event of termination of service.

Termination upon Corporate Transaction

Unless the share options are assumed in connection with a corporation transaction as so determined by the board, all outstanding share options under the 2017 stock incentive plan shall terminate upon the consummation of a corporation transaction.

Acceleration upon Corporate Transaction or Change in Control

In the event of a corporate transaction, the administrator shall determine whether the neither assumed nor replaced share options shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights prior to the specified effective date of a corporate transaction, subject to certain restrictions and exceptions. In the event of a change in control (other than change in control which is also a corporate transaction), the administrator shall determine whether each outstanding share option under the plan shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of a change in control, subject to certain restrictions and exceptions, depending on the administrator’s determination with respect to whether provision shall be made for an appropriate assumption of the share option theretofore granted under the plan and for substitution of appropriate new share options. A “change in control” under the 2017 stock incentive plan is defined as a change in ownership or control of the company effected through the following transactions: the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the company or by a company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the company’s outstanding securities pursuant to a tender or exchange offer made directly to the company’s shareholders which a majority of the directors of the company who are not affiliates or associates of the offer or do not recommend such shareholders accept.

Amendment and Termination of Plan

The board may at any time amend, suspend or terminate the 2017 stock incentive plan.

Granted Options

As the date of the annual report, we have granted share options to purchase in aggregate of 205,774,214 ordinary shares under the 2017 stock incentive plan, 1,922,700 of which were subsequently repurchased by us on January 16, 2019 pursuant to an option repurchase agreement entered into between and among us and certain grantees of the share options. Such share options repurchased by us were subsequently cancelled. Certain other share options previously granted were also subsequently cancelled. As a result, as of the date of the annual report, there are 226,771,664 ordinary shares issuable upon the exercise of outstanding share options under the 2017 stock incentive plan and 47,455,257 ordinary shares reserved for future issuance under the 2017 stock incentive plan.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers under the 2017 stock incentive plan.

Name	Ordinary Shares Underlying Option Awarded	Option Exercise Price (US$/share)	Grant Date	Option Expiration Date
Derek Boyang Shen	22,860,782	0.05	December 1, 2017 and September 30, 2019	February 12, 2028
Jing Gao	17,741,716	0.05	September 30, 2019	February 12, 2028
Yan Cui	17,741,716	0.05	September 30, 2019	February 12, 2028
Michael Guodong Gu	*	0.05	June 17, 2019	February 12, 2028
Jason Zheng Zhang	*	0.05	July 2, 2019 and February 10, 2020	February 12, 2028
Bing Yu	*	0.05	September 30, 2019 and February 10, 2020	February 12, 2028
Lillian Jing Liu	*	0.05	September 30, 2019	February 12, 2028
Edwin Fung	*	0.05	February 10, 2020	February 12, 2028

* Less than 1% of our outstanding shares.

2019 Equity Incentive Plan

In October 2019, our board of directors adopted the 2019 equity incentive plan, which became effective on January 22, 2020. The 2019 equity incentive plan allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of Class A ordinary shares that may be subject to equity-based awards pursuant to the 2019 equity incentive plan is 230,000,000 initially and shall on each January 1 automatically increase by 2% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year if the maximum number of Class A ordinary shares that may be subject to equity-based awards pursuant to the 2019 equity incentive plan falls below such limit.

Administration

The 2019 equity incentive plan is administered by (i) the compensation committee or (ii) such other committee of one or more members of the board or one or more officers of our company to which the board delegates the power to administer the 2019 equity incentive plan. The administrator determines the provisions and terms and conditions of each equity award. The chief executive officer of the company has been authorized by the board to exercise the powers and rights of the administrator of the plan, subject to certain exceptions.

Change in Control

In the event of a change in control, the administrators may provide for acceleration of equity awards, purchase of equity awards from holders, provide for assumption, conversion or replacement of equity awards or combination of the foregoing.

Term

Unless terminated earlier, the 2019 equity incentive plan will continue in effect for a term of ten years.

Award Agreement

All equity awards granted under the 2019 equity incentive plan are evidenced by an award agreement providing for the number of Class A ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2019 equity incentive plan.

Vesting

The administrator determines the vesting schedule of each equity award granted under the 2019 equity incentive plan.

Amendment and Termination

The board of directors may at any time amend or terminate the 2019 equity incentive plan, subject to certain exceptions.

As of the date of this annual report, we have not granted any option to our directors and executive officers under the 2019 equity incentive plan.

C.            Board Practices

Our board of directors consists of eight directors. Unless otherwise determined by our shareholders in a general meeting, our board will consist of not less than three directors. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he or she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein (subject to any NYSE rules, and unless disqualified by the chairman of the relevant board meeting) and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee initially consists of Edwin Fung and Jianping Ye. Edwin Fung is the chairperson of our audit committee. Edwin Fung satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Edwin Fung and Jianping Ye satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

• selecting the independent auditor;

• pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

• annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

• setting clear hiring policies for employees and former employees of the independent auditors;

• reviewing with the independent auditor any audit problems or difficulties and management’s response;

• reviewing and, if material, approving all related party transactions on an ongoing basis;

• reviewing and discussing the annual audited financial statements with management and the independent auditor;

• reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

• reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

• discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

• reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

• discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

• timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

• establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

• annually reviewing and reassessing the adequacy of our audit committee charter;

• such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

• meeting separately, periodically, with management, internal auditors and the independent auditor; and

• reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee initially consists of Derek Boyang Shen, Jing Gao and Edwin Fung. Derek Boyang Shen is the chairperson of our compensation committee. Edwin Fung satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

• reviewing, evaluating and, if necessary, revising our overall compensation policies;

• reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

• reviewing and approving our senior officers’ employment agreements with us;

• setting performance targets for our senior officers with respect to our incentive-compensation plan and equity-based compensation plans;

• administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee initially consists of Jing Gao, Derek Boyang Shen and Jianping Ye. Jing Gao is the chairperson of our nominating and corporate governance committee. Jianping Ye satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

• selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

• reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

• making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

• advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

• conducting and managing the business of our company;

• representing our company in contracts and deals;

• appointing attorneys for our company;

• selecting senior management such as managing directors and executive directors;

• providing employee benefits and pension;

• managing our company’s finance and bank accounts;

• exercising the borrowing powers of our company and mortgaging the property of our company; and

• exercising any other powers conferred by the shareholders meetings or under our eleventh amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our eleventh amended and restated memorandum and articles of association. For so long as YIHAN HOLDINGS LIMITED and its affiliated entities collectively hold no less than 50% of the voting power of us, Jing Gao shall be entitled to nominate or propose the removal or replacement of a majority of the directors by delivering a written notice to us, and our directors shall procure to pass the relevant resolutions to give effect to such appointment, removal or replacement. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by any applicable law or any NYSE rules form being a director; (v) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; or (vi) is removed from office pursuant to provisions of our eleventh amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.            Employees

As of December 31, 2017, 2018 and 2019, we had a total of 1,610, 6,676 and 4,506 employees, respectively. The decrease in the number of employees as of December 31, 2019 as compared to the number as of December 31, 2018 was primarily because we outsourced some of our sales and marketing function to third-party service providers in 2019. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Function	Number of Employees	% of Total
Sales and marketing	1,726	38.3
Customer service	1,672	37.1
Technology and product development	588	13.0
General administration	356	7.9
Supply chain	164	3.7
Total	4,506	100.0

Our employees were based in Beijing, Shenzhen, Shanghai, Hangzhou, Tianjin, Wuhan, Nanjing, Guangzhou, Chengdu, Suzhou, Wuxi, Xi’an and Chongqing, respectively, as of December 31, 2019.

We believe we offer our employees competitive compensation packages and a dynamic and cohesive work environment. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees for our technology team.

Under PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to maximum amounts specified by local governments in China. We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.            Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

• each of our directors and executive officers; and

• each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

For purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares outstanding as of the date of this annual report is 1,828,846,182, comprising 1,582,846,182 Class A ordinary share and 246,000,000 Class B ordinary shares, but excludes (i) 226,771,664  Class A ordinary shares issuable upon the exercise of outstanding share options under our equity incentive plans; and (ii) 47,455,257 Class A ordinary shares reserved for future issuance under our equity incentive plans.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power*
Directors and Executive Officers: †
Derek Boyang Shen(1)	109,705,869	—	6.0%	1.6%
Jing Gao(2)	—	246,000,000	13.5%	75.7%
Yan Cui(3)	35,290,000	—	1.9%	0.5%
Wenbiao Li(4)	180,545,958	—	9.9%	2.8%
Erhai Liu	—	—	—	—
Gang Ji	—	—	—	—
Edwin Fung	—	—	—	—
Jianping Ye	—	—	—	—
Michael Guodong Gu	—	—	—	—
Jason Zheng Zhang	—	—	—	—
Bing Yu	—	—	—	—
Lillian Jing Liu	—	—	—	—
All directors and executive officers as a group	325,541,827	246,000,000	31.3%	80.6%
Principal Shareholders
Tiger Entities(6)	364,360,755	—	19.9%	5.6%
Joy Capital Entities(5)	285,201,054	—	15.6%	4.4%
YIHAN HOLDINGS LIMITED(2)	—	246,000,000	13.5%	75.7%
KIT Cube Limited(4)	180,545,958	—	9.9%	2.8%
CMC Entities(7)	162,157,419	—	8.9%	2.5%
Antfin Entities(8)	158,000,658	—	8.6%	2.4%
Primavera Entities(9)	118,737,086	—	6.5%	1.8%
Napa Time Holdings Inc.(1)	106,506,453	—	5.8%	1.6%

*                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†                 The business address for our directors and executive officers is Room 212, Chao Yang Shou Fu, 8 Chao Yang Men Nei Street, Dongcheng District, Beijing, People’s Republic of China.

(1)         Represents (i) 106,506,453 Class A ordinary shares held by Napa Time Holdings Inc., a limited liability company established in the British Virgin Islands and (ii) 3,199,416 share options granted under our 2017 stock incentive plan that have vested or are expected to vest within 60 days from the date of this annual report. Napa Time Holdings Inc. is ultimately controlled by Mr. Derek Boyang Shen. The registered address of Napa Time Holdings Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)         Represents 246,000,000 Class B ordinary shares held by YIHAN HOLDINGS LIMITED, a limited liability company established in the British Virgin Islands. YIHAN HOLDINGS LIMITED is ultimately controlled by Mr. Jing Gao. The registered address of YIHAN HOLDINGS LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)         Represents 35,290,000 Class A ordinary shares held by SHENGDUO HOLDINGS LIMITED, a limited liability company established in the British Virgin Islands. SHENGDUO HOLDINGS LIMITED is ultimately controlled by Mr. Yan Cui. The registered address of SHENGDUO HOLDINGS LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)         Represents 111,502,621 Class A ordinary shares held by KIT Cube Limited, a limited liability company established in the British Virgin Islands. KIT Cube Limited is wholly owned by Kaiwu Walden Capital, L.P., which in turn is ultimately collectively controlled by Mr. Wenbiao Li and Mr. Shuhua Zhou. The registered address of KIT Cube Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)         Represent (i) 161,658,273 Class A ordinary shares held by Joy Capital I, L.P., a limited partnership established in the Cayman Islands; (ii) 68,306,999 Class A ordinary shares held by Joy Capital II, L.P., a limited partnership established in the Cayman Islands; (iii) 27,155,688 Class A ordinary shares held by SUCCESS GOLDEN GROUP LIMITED, a company limited by shares established in the British Virgin Islands and (iv) 14,780,094 Class A ordinary shares and 13,300,000 Class A ordinary shares in the form of 1,330,000 ADSs collectively held by Joy Capital Opportunity, L.P., a limited partnership established in Cayman Islands. The general partner of Joy Capital I, L.P. is Joy Capital I GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. The general partner of Joy Capital II, L.P. is Joy Capital II GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. SUCCESS GOLDEN GROUP LIMITED is wholly owned by Joy Capital Opportunity, L.P., of which the general partner is Joy Capital Opportunity GP L.P., of which the general partner in turn is Joy Capital GP, Ltd. Joy Capital GP, Ltd. may be deemed to have sole power to vote and sole power to dispose of the shares of our company directly owned by Joy Capital I, L.P., Joy Capital II, L.P., SUCCESS GOLDEN GROUP LIMITED, and Joy Capital Opportunity, L.P.  Joy Capital GP, Ltd., Joy Capital I, L.P., Joy Capital II, L.P., SUCCESS GOLDEN GROUP LIMITED, and Joy Capital Opportunity, L.P. are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the shares of our company held by Joy Capital I, L.P., Joy Capital II, L.P., SUCCESS GOLDEN GROUP LIMITED, and Joy Capital Opportunity, L.P., except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered address of Joy Capital I, L.P. is Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands. The registered address of Joy Capital II, L.P. is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.X. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of SUCCESS GOLDEN GROUP LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Joy Capital Opportunity, L.P.is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(6)         Represents (i) 345,860,755 Class A ordinary shares held by Internet Fund IV Pte. Ltd., a private company limited by shares established in Singapore, and (ii) 18,500,000 Class A ordinary shares in the form of 1,850,000 ADSs held by certain affiliates of Tiger Global Management, LLC. Internet Fund IV Pte. Ltd. is ultimately controlled by Tiger Global Management, LLC, which in turn is ultimately collectively controlled by Mr. Chase Coleman and Mr. Scott Shleifer. The registered address of Internet Fund IV Pte. Ltd. is 8 Temasek Boulevard, #32-02, Suntec Tower 3, Singapore 038988. The registered address of Tiger Global Management LLC is 9 West 57th Street, New York, NY 10019.

(7)         Represents (i) 90,328,610 Class A ordinary shares held by CMC Downtown Holdings Limited, an exempted company with limited liability established in the Cayman Islands and (ii) 71,828,809 Class A ordinary shares held by CMC Downtown II Holdings Limited, an exempted company with limited liability established in the Cayman Islands. CMC Downtown Holdings Limited is a subsidiary of CMC Capital Partners II, L.P. The general partner of CMC Capital Partners II, L.P. is CMC Capital Partners GP II, L.P., of which its general partner is CMC Capital Partners GP II, Ltd., which is in turn ultimately controlled by Mr. Ruigang Li. CMC Downtown II Holdings Limited is ultimately controlled by Mr. Ruigang Li. The registered address of CMC Downtown Holdings Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of CMC Downtown II Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)         Represents (i) 135,778,438 Class A ordinary shares held by Antfin (Hong Kong) Holding Limited, a limited liability company established in Hong Kong and (ii) 22,222,220 Class A ordinary shares in the form of 2,222,222 ADSs held by Alipay (Hong Kong) Holding Limited, a limited liability company established in Hong Kong. Each of Antfin (Hong Kong) Holding Limited and Alipay (Hong Kong) Holding Limited is an indirect wholly owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd. The registered address of each of Antfin (Hong Kong) Holding Limited and Alipay (Hong Kong) Holding Limited is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(9)         Represents (i) 36,207,583 Class A ordinary shares held by Ducati Investment Limited, a limited liability company established in the British Virgin Islands and (ii) 82,529,503 Class A ordinary shares held by Juneberry Investment Holdings Limited, a limited liability company established in the British Virgin Islands. Both Ducati Investment Limited and Juneberry Investment Holdings Limited are wholly-owned subsidiaries of Primavera Capital Fund III L.P., the general partner of which is Primavera Capital GP III Ltd. The registered address of each of Ducati Investment Limited and Juneberry Investment Holdings Limited is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of the date of this annual report, none of our outstanding ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Consolidated VIEs and their shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operation of internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Yishui, one of our consolidated VIEs. In order to maintain flexibility of financing in China, we established another consolidated VIE, Zi Wutong, during the course of the reorganization in connection with the establishment of Phoenix Tree Holdings Limited. Initially, we effectively controlled each of our consolidated VIEs through a series of contractual arrangements among such VIEs, their respective shareholders and Xiaofangjian. We terminated such contractual arrangements and entered into similar contractual arrangements among such VIEs, their respective shareholders and Qing Wutong in April 2020. For a description of these contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”

Transactions with Shaohu Luo

In 2018, we had loans of RMB10.3 million from Shaohu Luo, a shareholder of series A-3 redeemable convertible preferred shares of our company. The loan was unsecured, interest-free with a term of five years.

Share Repurchase from Certain Shareholders

In January 2019, we repurchased a total of 6,210,000 ordinary shares from the entities controlled by our co-founders for a total consideration of US$6.9 million and a total of 27,155,688 series A-3 preferred shares from Joy Capital Entities for a total consideration of US$30.0 million.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business.

On April 24, 2020, a complaint was filed in the United States District Court for the Southern District of New York, naming us, certain of our directors and officers, and other defendants in a putative shareholder class action lawsuit in connection with our initial public offering. The complaint alleges that the prospectus for our initial public offering contains material misstatements and omissions and seeks remedies under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. This case is in its preliminary stages.  We have not accrued any loss contingencies as we cannot reliably estimate the likelihood of an unfavorable outcome or provide any estimate of the amount or range of any potential loss.  We believe that the claims against us are without merit and intend to vigorously defend this lawsuit.

We acquired Aishangzu in March 2019. The share purchase agreement for the acquisition requires us to make installment payments in the aggregate amount of RMB200 million (US$28.7 million) to Hangzhou Aishangzu Technology Co., Ltd., or the seller. We have paid RMB33 million (US$4.7 million) to the seller and are renegotiating with the seller about the remaining amount to be paid. The seller initiated an arbitration proceeding against us at China International Economic and Trade Arbitration Commission to enforce our remaining payment obligations due under the share purchase agreement in the aggregate amount of RMB107 million (US$15.4 million) plus accrued interest and their legal and other expenses. We had recorded payable for business acquisition of RMB142.8 million (US$20.5 million) (after offsetting certain fees and expenses we paid for the seller) on our balance sheet as of December 31, 2019 and do not expect the arbitration proceeding to have material adverse effect on our business, results of operations and financial condition.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.            Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, each representing ten of our Class A ordinary share, have been listed on the New York Stock Exchange since January 17, 2020 under the symbol “DNK.”

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ADSs, each representing ten of our Class A ordinary share, have been listed on the New York Stock Exchange since January 17, 2020 under the symbol “DNK.”

D.            Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.                                     Expenses of the Issue

Not Applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                                    Share Capital

Not Applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our eleventh amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019. Our shareholders adopted our eleventh amended and restated memorandum and articles of association by a special resolution passed on October 28, 2019, which became effective immediately prior to the completion of our initial public offering of the ADSs representing our Class A ordinary shares.

C.                                    Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations on Foreign Exchange and Offshore Investment.”

E.                                    Taxation

The following is a general summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and

(2) that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(a) on or in respect of the shares, debentures or other obligations of the Company; or

(b) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (2018 Revision).

The undertaking for us is for a period of twenty years from September 23, 2019.

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In addition, SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Class A ordinary shares or the ADSs. However, under Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars. See “ Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

• an individual citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to United States federal income taxation regardless of its source; or

• a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

• a dealer in securities or currencies;

• a financial institution;

• a regulated investment company;

• a real estate investment trust;

• an insurance company;

• a tax-exempt organization;

• a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

• a trader in securities that has elected the mark-to-market method of accounting for your securities;

• a person liable for alternative minimum tax;

• a person who owns or is deemed to own 10% or more of our stock by vote or value;

• a partnership or other pass-through entity for United States federal income tax purposes;

• a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

• a person whose “functional currency” is not the United States dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we have been approved for listing on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the price of our ADSs in our initial public offering), we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

• at least 75% of our gross income is passive income, or

• at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We believe that the rents we derive from our leasing operations should qualify as derived in the active conduct of a trade or business, and thus, should not constitute passive income. There can be no assurance, however, that the Internal Revenue Service will not successfully assert a contrary position. Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

• the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

• the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

• the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market”(within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends,” except that the lower rate applicable to dividends received from a qualified foreign corporation (discussed above) would not apply if we are a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale or exchange as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service

F.                                     Dividends and Paying Agents

Not Applicable.

G.                                   Statement by Experts

Not Applicable.

H.                                   Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our subsidiaries in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of our initial public offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not Applicable

B.                                    Warrants and Rights

Not Applicable

C.                                    Other Securities

Not Applicable

D.                                    American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

• Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	• Up to US$0.05 per ADS canceled

• Distribution of cash dividends	• Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	• Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	• Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	• Up to US$0.05 per ADS held

• Depositary services	• Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Depositary Charges

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time.

Payments by Depositary

As of the date of this annual report, we have received total payments of US$2.4 million from Citibank, N.A., the depositary bank for our ADR program.

PART II.

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.”

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234354) in relation to our initial public offering, which was declared effective by the SEC on January 16, 2020. In January 2020, we completed our initial public offering in which we issued an aggregate of 9,904,933 ADSs (including 304,933 ADSs sold upon partial exercise of the underwriters’ option to purchase additional ADSs), representing 99,049,330 Class A ordinary shares, at an offering price of US$13.50 per ADS. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC acted as representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$128.4 million after deducting underwriter commissions and relevant offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2020, we had used net proceeds of US$28.3 million from our initial public offerings for corporate operating purposes. We still intend to use the remainder of the net proceeds from our initial public offering, as disclosed in the registration statement on Form F-1, for (i) expanding our scale, including sourcing and renovating additional apartment units; (ii) enhancing our technological capabilities; and (iii) general corporate purposes.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

As of December 31, 2019, we had remediated the material weakness previously identified by us and our independent registered public accounting firm in the course of preparing and auditing our consolidated financial statements prior to our initial public offering, which was related to insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements. However, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined Edwin Fung, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.                                CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the SEC on October 28, 2019. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	—	1,100
Tax Fees(2)	—	58
Total	—	1,158

(1)                  “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our consolidated financial statements, services that are normally provided by the auditor in connection with and regulatory filing, and fees for assurance services rendered in connection with our initial public offering in 2019.

(2)                  “Tax fees” represents the aggregate fees billed for professional tax services rendered by our principal auditors.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and other services as described above.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing ten Class A ordinary share, are listed on the NYSE. Under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. Currently, our board of directors is composed of eight members, two of whom are independent directors. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our nominating and corporate governance committee is composed of three members, only one of whom is an independent director. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of Phoenix Tree Holdings Limited, its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Description of Document

1.1

Eleventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-235850) filed with the Securities and Exchange Commission on January 8, 2020 with respect to American depositary shares representing our Class A ordinary shares)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

2.3

Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-235850) filed with the Securities and Exchange Commission on January 8, 2020 with respect to American depositary shares representing our Class A ordinary shares)

Exhibit Number	Description of Document

2.4*	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934

4.1

Second Amended and Restated 2017 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.4*

Equity Interest Pledge Agreement, among Jing Gao, Yan Cui, Qing Wutong Co., Ltd. (“Qing Wutong”) and Zi Wutong (Beijing) Asset Management Co., Ltd. (“Zi Wutong”), dated April 14, 2020 (English Translation)

4.5*	Equity Interest Pledge Agreement, among Jing Gao, Yan Cui, Qing Wutong and Yishui (Shanghai) Information Technology Co., Ltd. (“Yishui”), dated April 14, 2020 (English Translation)

4.6*	Power of Attorney Agreement, among Jing Gao, Qing Wutong and Zi Wutong, dated April 14, 2020 (English Translation)

4.7*	Power of Attorney Agreement, among Yan Cui, Qing Wutong and Zi Wutong, dated April 14, 2020 (English Translation)

4.8*	Power of Attorney Agreement, among Jing Gao, Qing Wutong and Yishui, dated April 14, 2020 (English Translation)

4.9*	Power of Attorney Agreement, among Yan Cui, Qing Wutong and Yishui, dated April 14, 2020 (English Translation)

4.10*	Exclusive Business Cooperation Agreement, between Qing Wutong and Zi Wutong, dated April 14, 2020 (English Translation)

4.11*	Exclusive Business Cooperation Agreement, between Qing Wutong and Yishui, dated April 14, 2020 (English Translation)

4.12*	Exclusive Call Option Agreement, among Jing Gao, Yan Cui, Qing Wutong and Zi Wutong, dated April 14, 2020 (English Translation)

4.13*	Exclusive Call Option Agreement, among Jing Gao, Yan Cui, Qing Wutong and Yishui, dated April 14, 2020 (English Translation)

4.14

2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

8.1*	List of Subsidiaries

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234354), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*            Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PHOENIX TREE HOLDINGS LIMITED.

	By	/s/ Jing Gao
	Name:	Jing Gao
	Title:	Director and Chief Executive Officer

Date: April 29, 2020

PHOENIX TREE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Phoenix Tree Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Phoenix Tree Holdings Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China
April 29, 2020

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets:
Cash	1,087,258	685,277	98,434
Term deposits	137,264	—	—
Restricted cash	1,362,266	1,417,245	203,575
Accounts receivable, net	1,456	2,837	408
Advance to landlords	301,190	223,146	32,053
Prepayments and other current assets	265,794	636,618	91,444
Total current assets	3,155,228	2,965,123	425,914
Non-current assets:
Restricted cash	16,010	1,353,376	194,400
Property and equipment, net	1,989,630	3,167,537	454,988
Intangible asset, net	2,053	152,846	21,955
Goodwill	—	347,455	49,909
Deposits to landlords	414,754	608,475	87,402
Other non-current assets	251,936	410,703	58,994
Total non-current assets	2,674,383	6,040,392	867,648
Total assets	5,829,611	9,005,515	1,293,562

LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB2,890,842 and RMB1,798,880 as of December 31, 2018 and 2019, respectively)	2,890,842	4,554,362	654,193
Accounts payable (including accounts payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB358,466 and RMB73,289 as of December 31, 2018 and 2019, respectively)	718,890	726,455	104,349
Rental payable (including rental payable of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB180,994 and RMB118,500 as of December 31, 2018 and 2019, respectively)	180,994	553,410	79,492
Advance from residents (including advance from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB279,534 and RMB331,996 as of December 31, 2018 and 2019, respectively)	279,534	976,348	140,244
Amount due to a related party (including amount due to a related party of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB10,343 and RMB11,343 as of December 31, 2018 and 2019, respectively)	10,343	11,343	1,629

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$(Note (2d))
Deposits from residents (including deposits from residents of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company RMB287,304 and RMB221,646 as of December 31, 2018 and 2019, respectively)	287,304	605,356	86,954
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB203,994 and RMB179,025 as of December 31, 2018 and 2019, respectively)	214,170	495,484	71,172
Total current liabilities	4,582,077	7,922,758	1,138,033

Non-current liabilities:
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB182,646 and RMB188,000 as of December 31, 2018 and 2019, respectively)	182,646	669,250	96,132
Deferred tax liability (including deferred tax liability of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	—	7,042	1,012
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs and their wholly-owned subsidiaries without recourse to the Company of RMB51,539 and RMB3,356 as of December 31, 2018 and 2019, respectively)	51,539	27,419	3,938
Total non-current liabilities	234,185	703,711	101,082
Total liabilities	4,816,262	8,626,469	1,239,115
Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$(Note (2d))
MEZZANINE EQUITY
Series A-1 Convertible Preferred Shares (US$0.00002 par value, 118,750,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Liquidation value of RMB1,402 and RMB1,425 as of December 31, 2018 and 2019)	1,402	1,425	204
Series A-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, 143,750,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB32,156 and RMB34,806 as of December 31, 2018 and 2019; Liquidation value of RMB35,517 and RMB36,102 as of December 31, 2018 and 2019)	32,156	34,806	5,000
Series A-2-I Redeemable Convertible Preferred Shares (US$0.00002 par value, 16,967,466 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB6,826 and RMB7,208 as of December 31, 2018 and 2019; Liquidation value of RMB7,401 and RMB7,523 as of December 31, 2018 and 2019)	6,826	7,208	1,035
Series A-3 Redeemable Convertible Preferred Shares (US$0.00002 par value, 283,220,939 and 256,065,251 shares authorized, 275,076,555 and 256,065,251 shares issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB118,316 and RMB119,576 as of December 31, 2018 and 2019; Liquidation value of RMB149,981 and RMB156,964 as of December 31, 2018 and 2019)	118,316	119,576	17,176
Series B-1 Redeemable Convertible Preferred Shares (US$0.00002 par value, 183,823,115 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB440,721 and RMB477,259 as of December 31, 2018 and 2019; Liquidation value of RMB617,688 and RMB627,858 as of December 31, 2018 and 2019)	440,721	477,259	68,554
Series B-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, 141,000,686 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB510,802 and RMB558,008 as of December 31, 2018 and 2019; Liquidation value of RMB731,473 and RMB743,516 as of December 31, 2018 and 2019)	510,802	558,008	80,153
Series C Redeemable Convertible Preferred Shares (US$0.00002 par value, 226,297,396 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of RMB1,749,409 and nil as of December 31, 2018 and 2019; Liquidation value of RMB1,715,800 and nil as of December 31, 2018 and 2019)	1,749,409	—	—
Series C-1 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 27,155,688 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of nil and RMB12,679 as of December 31, 2018 and 2019; Liquidation value of nil and RMB15,050 as of December 31, 2018 and 2019)	—	12,679	1,821

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$(Note (2d))
Series C-2 Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 424,519,909 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of nil and RMB3,557,053 as of December 31, 2018 and 2019; Liquidation value of nil and RMB3,271,730 as of December 31, 2018 and 2019)	—	3,557,053	510,939
Series D Redeemable Convertible Preferred Shares (US$0.00002 par value, nil and 136,474,737 shares authorized, issued and outstanding as of December 31, 2018 and 2019, Redemption value of nil and RMB1,338,189 as of December 31, 2018 and 2019; Liquidation value of nil and RMB1,325,478 as of December 31, 2018 and 2019)	—	1,338,189	192,219
Total mezzanine equity	2,859,632	6,106,203	877,101
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.00002 par value, 1,386,190,398 shares and 1,051,493,148 shares authorized as of December 31, 2018 and 2019; 287,500,000 shares and 281,290,000 shares issued and outstanding as of December 31, 2018 and 2019)	35	35	5
Accumulated other comprehensive loss	(3,061)	(57,852)	(8,310)
Accumulated deficit	(1,839,123)	(5,663,670)	(813,535)
Total shareholders’ deficit attributable to ordinary shareholders	(1,842,149)	(5,721,487)	(821,840)
Non-controlling interest	(4,134)	(5,670)	(814)
Total shareholders’ deficit	(1,846,283)	(5,727,157)	(822,654)
Total liabilities, mezzanine equity and shareholders’ deficit	5,829,611	9,005,515	1,293,562

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(Note (2d))
Revenues	656,782	2,675,031	7,129,088	1,024,029
Operating expenses:
Rental cost	(511,697)	(2,171,755)	(6,399,982)	(919,300)
Depreciation and amortization	(98,984)	(373,231)	(1,138,225)	(163,496)
Other operating expenses	(46,456)	(295,141)	(758,333)	(108,928)
Pre-opening expense	(62,119)	(270,399)	(223,955)	(32,169)
Sales and marketing expenses	(80,991)	(471,026)	(1,038,191)	(149,127)
General and administrative expenses	(49,960)	(203,847)	(527,479)	(75,767)
Technology and product development expenses	(25,194)	(110,954)	(193,725)	(27,827)
Operating loss	(218,619)	(1,221,322)	(3,150,802)	(452,585)
Change in fair value of convertible loan	(441)	(6,962)	—	—
Interest expenses	(55,013)	(163,357)	(352,408)	(50,620)
Interest income	831	20,226	63,831	9,169
Investment income	1,606	1,778	—	—
Loss before income taxes	(271,636)	(1,369,637)	(3,439,379)	(494,036)
Income tax benefit/(expense)	112	(112)	2,167	311
Net loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Loss attributable to non-controlling interest	—	(4,134)	(2,380)	(342)
Net loss attributable to Phoenix Tree Holdings Limited	(271,524)	(1,365,615)	(3,434,832)	(493,383)
Accretion and modification of redeemable convertible preferred shares	(14,123)	(111,132)	(348,756)	(50,096)
Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(285,647)	(1,476,747)	(3,783,588)	(543,479)

Net loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	1,777	(4,478)	(54,791)	(7,870)
Unrealized gain on available-for-sale securities, net of income taxes of RMB112	337	—	—	—
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of income taxes of RMB112	—	(337)	—	—
Comprehensive loss	(269,410)	(1,374,564)	(3,492,003)	(501,595)
Comprehensive loss attributable to non-controlling interest	—	(4,134)	(2,380)	(342)
Comprehensive loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(269,410)	(1,370,430)	(3,489,623)	(501,253)
Net loss per share
—Basic and diluted	(2.55)	(7.95)	(15.05)	(2.16)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	111,848,958	185,677,083	251,347,723	251,347,723

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

	Ordinary Shares		Additional paid in capital	Accumulated other Comprehensive Income/(loss)	Accumulated Deficit	Shareholders’ deficit attributable to Phoenix Tree Holdings Limited	Non- Controlling Interest	Total Shareholders’ Deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	300,000,000	35	—	(360)	(91,106)	(91,431)	—	(91,431)
Net loss	—	—	—	—	(271,524)	(271,524)	—	(271,524)
Cancellation of restricted shares forfeited	(75,000,000)	—	—	—	—	—	—	—
Share-based compensation	62,500,000	—	8,569	—	—	8,569	—	8,569
Foreign currency translation adjustment, net of nil income taxes	—	—	—	1,777	—	1,777	—	1,777
Unrealized holding gains on available-for-sale security, net of income taxes of RMB112	—	—	—	337	—	337	—	337
Accretion and modification of redeemable convertible preferred shares	—	—	(8,569)	—	(5,554)	(14,123)	—	(14,123)
Balance as of December 31, 2017	287,500,000	35	—	1,754	(368,184)	(366,395)	—	(366,395)
Net loss	—	—	—	—	(1,365,615)	(1,365,615)	(4,134)	(1,369,749)
Share-based compensation	—	—	5,808	—	—	5,808	—	5,808
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(4,478)	—	(4,478)	—	(4,478)
Reclassification adjustment for gain on available-for-sale securities, net of income taxes of RMB112	—	—	—	(337)	—	(337)	—	(337)
Accretion and modification of redeemable convertible preferred shares	—	—	(5,808)	—	(105,324)	(111,132)	—	(111,132)
Balance as of December 31, 2018	287,500,000	35	—	(3,061)	(1,839,123)	(1,842,149)	(4,134)	(1,846,283)
Net loss	—	—	—	—	(3,434,832)	(3,434,832)	(2,380)	(3,437,212)
Share-based compensation	—	—	5,551	—	—	5,551	—	5,551
Cash contributed by non-controlling interest	—	—	—	—	—	—	500	500
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(54,791)	—	(54,791)	—	(54,791)
Repurchase of shares	(6,210,000)	—	—	—	(46,510)	(46,510)	—	(46,510)
Acquisition of subsidiaries	—	—	—	—	—	—	344	344
Accretion and modification of redeemable convertible preferred shares	—	—	(5,551)	—	(343,205)	(348,756)	—	(348,756)
Balance as of December 31, 2019	281,290,000	35	—	(57,852)	(5,663,670)	(5,721,487)	(5,670)	(5,727,157)
Balance as of December 31, 2019—US$(Note (2d))		5	—	(8,310)	(813,535)	(821,840)	(814)	(822,654)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(Note (2d))
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(271,524)	(1,369,749)	(3,437,212)	(493,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	98,984	373,231	1,138,225	163,496
Share-based compensation	8,569	5,808	5,551	797
Loss on disposal of property and equipment	1,470	7,859	13,413	1,927
Foreign currency exchange loss, net	—	2,971	3,777	543
Deferred income tax benefit	—	—	(2,167)	(311)
Investment income	(1,606)	(1,778)	—	—
Change in fair value of convertible loan	441	6,962	—	—
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable, net	3,505	2,272	(1,377)	(198)
Advance to landlords	(44,817)	(238,737)	80,327	11,538
Prepayments and other current assets	(8,220)	(222,642)	(312,079)	(44,827)
Deposits to landlords	(78,769)	(311,273)	(193,721)	(27,826)
Other non-current assets	(35,302)	(156,612)	(184,558)	(26,510)
Accounts payable	(24,830)	16,984	(72,212)	(10,373)
Rental payable	31,678	149,316	372,416	53,494
Advance from residents	91,073	173,878	437,503	62,843
Deposits from residents	62,638	196,857	318,052	45,685
Accrued expenses and other current liabilities	39,422	161,576	(38,234)	(5,492)
Other non-current liabilities	12,710	38,829	(38,920)	(5,590)
Net cash used in operating activities	(114,578)	(1,164,248)	(1,911,216)	(274,529)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(340,788)	(1,291,460)	(1,962,048)	(281,831)
Purchase of intangible assets	—	(2,175)	—	—
Investment in term deposits	—	(137,264)	(137,724)	(19,783)
Proceeds from maturity of term deposits	—	—	274,988	39,500
Payment for business acquisition	—	—	(196,930)	(28,287)
Cash acquired through business acquisition	—	—	7,235	1,039
Prepaid deposit for business acquisition	—	(45,000)	—	—
Loan provided to a third party (Note 5(b))	—	—	(23,610)	(3,391)
Purchase of short-term investments	(490,100)	(80,000)	—	—
Proceeds from sales of short-term investments	341,606	231,878	—	—
Net cash used in investing activities	(489,282)	(1,324,021)	(2,038,089)	(292,753)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(Note (2d))
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,725,476	5,637,551	10,128,876	1,454,922
Repayment of borrowings	(1,002,595)	(3,501,633)	(7,978,752)	(1,146,076)
Payment for initial public offering (“IPO”) costs	—	—	(4,837)	(695)
Loan provided by related parties	—	10,343	1,000	144
Proceeds from Series A-3 Redeemable Convertible Preferred Shares	100,559	—	3,038	436
Payments of issuance cost of Series A-3 Redeemable Convertible Preferred Shares	(1,000)	—	—	—
Proceeds from Series B-1 Redeemable Convertible Preferred Shares	—	379,542	—	—
Payments of issuance cost of Series B-1 Redeemable Convertible Preferred Shares	—	(8,091)	—	—
Proceeds from Series B-2 Redeemable Convertible Preferred Shares	—	321,040	—	—
Payments of issuance cost of Series B-2 Redeemable Convertible Preferred Shares	—	(3,249)	—	—
Proceeds from Series C Redeemable Convertible Preferred Shares	—	1,737,750	—	—
Payments of issuance cost of Series C Redeemable Convertible Preferred Shares	—	(6,800)	—	—
Proceeds from Series C-2 Redeemable Convertible Preferred Shares	—	—	1,500,416	215,521
Payments of issuance cost of Series C-2 Redeemable Convertible Preferred Shares	—	—	(2,411)	(346)
Proceeds from Series D Redeemable Convertible Preferred Shares	—	—	1,343,758	193,019
Repurchase of ordinary shares	—	—	(46,510)	(6,681)
Cash contribution from non-controlling interest	—	—	500	72
Proceeds from issuance of convertible loan	—	126,206	—	—
Net cash provided by financing activities	822,440	4,692,659	4,945,078	710,316
Effect of foreign currency exchange rate changes on cash and restricted cash	(6,110)	47,142	(5,409)	(777)
Net increase in cash and restricted cash	212,470	2,251,532	990,364	142,257
Cash and restricted cash at the beginning of the year	1,532	214,002	2,465,534	354,152
Cash and restricted cash at the end of the year	214,002	2,465,534	3,455,898	496,409
Supplemental disclosure of cash flow information:
Interest paid	55,013	161,833	351,541	50,496
Income tax paid	—	—	—	—
Accrual of purchase of property and equipment	129,825	701,906	725,873	104,265
Issuance of Series A-2-I Redeemable Convertible Preferred Shares upon conversion of convertible loan	6,250	—	—	—
Issuance of Series B-2 Redeemable Convertible Preferred Shares upon conversion of convertible loan	—	133,168	—	—
Accrual for issurance cost of Series D Redeemable Convertible Preferred Shares	—	—	7,053	1,013
Payable for business acquisition	—	—	142,802	20,512
Accrual for IPO cost	—	—	14,351	2,061

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX TREE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization

(a)                                 Description of business

Phoenix Tree Holdings Limited (“Phoenix Tree” or “the Company”), through its wholly-owned subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ wholly-owned subsidiaries (collectively referred to as “the Group”), leases apartments from landlords, designs, renovates and furnishes such apartments and rents them out to residents and corporate clients. The Group provides repair and maintenance for private rooms, common area maintenance and utilities to the residents. All of the Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

(b)                                 Organization

The Group used to operate its business in the PRC through Zi Wutong (Beijing) Asset Management Co., Ltd. (“Zi Wutong”) and Yishui (Shanghai) Information Technology Co., Ltd. (“Shanghai Yishui”) and their subsidiaries, which are limited liability companies established under the laws of the PRC in January 2015 and November 2016, respectively. Shanghai Yishui holds the license of telecommunications and information services, or ICP license, from the government in order to carry out online rental platform operations in China. The equity interests of Zi Wutong and Shanghai Yishui (the “VIEs”) are legally held by individuals who act as nominee equity holders of VIEs on behalf of Xiaofangjian (Shanghai) Internet Information Technology Co., Ltd. (“Xiaofangjian” or “WOFE”), the Company’s wholly-owned subsidiary. The recognized and unrecognized revenue-producing assets that were held by VIEs primarily consisted of leasehold improvement, furniture and appliance, leasehold improvements under construction, operating leases for the apartments and ICP license. A series of contractual agreements, including Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Call Option Agreement, Spousal Consent Letters and Power of Attorney Agreements (collectively, the “VIE Agreements”), were entered among Zi Wutong, Xiaofangjian and nominee equity holders of Zi Wutong and among Shanghai Yishui, Xiaofangjian and nominee equity holders of Shanghai Yishui. Through the VIE Agreements, the nominee equity holders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to WOFE. The nominee equity holders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities. Starting from February 2019, the Group began to transfer most of the operations from VIEs to the WOFE, through transferring the ownership of VIE’s subsidiaries to the WOFE at nil consideration. For the year ended December 31, 2019, nine of the VIE’s subsidiaries became the Company’s wholly-owned subsidiaries. As of December 31, 2019, there were 2 VIEs within the Group.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WOFE, has a controlling financial interest in the VIEs because the WOFE has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. Thus, the Company, through the WOFE, is the primary beneficiary of the VIEs.

Under the terms of the VIE Agreements, the WOFE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIEs’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company.

The principal terms of the VIE Agreements are further described below.

1)                                     Exclusive Business Cooperation Agreement

WOFE and the VIEs entered into an Exclusive Business Cooperation Agreement, whereby WOFE is appointed as the exclusive service provider for the provision of business support, technology and consulting services to the VIEs. Unless a written consent is given by WOFE, the VIEs are not allowed to engage a third party to provide such services, while WOFE is able to designate another party to render such services to the VIEs. WOFE shall bill the VIEs on a quarterly basis for the service fee at an amount determined by the workload and commercial value. WOFE have the rights to adjust the basis of calculation of the service fee amount according to service provided to the VIEs. WOFE owns the exclusive intellectual property rights, whether created by WOFE or the VIEs, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement will be in effect until terminated upon written consent by WOFE and VIEs.

2)                                     Equity Pledge Agreement

Pursuant to the equity pledge agreement, each nominee equity holder of the VIEs has pledged all of his equity interest in the VIEs to guarantee the nominee equity holders’ and the VIEs’ performance of their obligations under the contractual arrangements, which include the Power of Attorney Agreements, Exclusive Business Cooperation Agreements and Exclusive Call Option Agreements. If the VIEs or the nominee equity holders breach their contractual obligations under these agreements, WOFE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIEs in accordance with the law. Each nominee equity holder of the VIEs agrees that, during the term of the equity pledge agreement, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WOFE. The equity pledge agreements remain effective until the VIEs and their nominee equity holders discharge all their obligations under the contractual arrangements or all secured indebtedness has been fully paid. The pledge was registered with the relevant local administration for industry and commerce in January 2019 and will remain binding until the VIEs and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of the VIEs in good faith.

3)                                     Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement, each shareholder of the VIEs has irrevocably granted WOFE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity interests in the VIEs. The purchase price shall be RMB1 or the minimum price permitted under PRC law. The equity holders should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Without prior written consent of WOFE, the VIEs and the equity holders shall not amend its Memorandum and Articles of Association, increase or decrease the registered capital, sell, pledge or otherwise dispose of its assets, business or beneficial interest, create or allow any encumbrance on its assets, business or other beneficial interests, commit to any liabilities, provide any loans to any person, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, liquidate the VIEs or distribute dividends to the equity holders. Each equity holder of the VIEs has agreed that, without prior written consent of WOFE, he will not sell, pledge or otherwise dispose his or her equity interests in the VIEs or create or allow any encumbrance on their equity interests. The VIEs and the equity holders shall appoint those individuals recommended by WOFE as directors of the VIEs. The agreement will remain effective until all equity interests in the VIEs held by the equity holders are transferred or assigned to WOFE or its designee.

4)                                     Spousal Consent Letters

Pursuant to the Spousal Consent Letters executed by each spouse of each nominee equity holder of the VIEs, each signing spouse confirmed that she does not enjoy any right or interest in connection with the equity interests of the VIEs. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with the equity interests in the VIEs held by her spouse.

5)                                     Power of Attorney Agreements

Pursuant to the power of attorney agreements, each nominee equity holder of VIEs has irrevocably authorized the WOFE, or any individuals designated by the WOFE to act as such nominee equity holder’s exclusive attorney-in-fact to exercise all shareholder rights, including without limitation to: (1) the right to attend on shareholder’s meetings of the VIEs, (2) the right to exercise all the nominee equity holder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and the Articles of Association of the VIEs, including but not limited to the sale or transfer or pledge or disposition of their shareholding in part or in whole, and (3) designate and appoint on behalf of such nominee equity holder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the VIEs. Each power of attorney agreement is irrevocable and continuously effective from the execution date.

The Company relies on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking the business and operating licenses of the Company;

•                  levying fines on the Company;

•                  confiscating any of the income that they deem to be obtained through illegal operations;

•                  shutting down the Company’s services or imposing onerous conditions on the Company’s operation through any transactions between the Company’s PRC subsidiaries and VIEs;

•                  discontinuing or restricting the Company’s operations in China;

•                  imposing conditions or requirements with which the Company may not be able to comply;

•                  requiring the Company to change its corporate structure and contractual arrangements;

•                  restricting or prohibiting the use of the proceeds from overseas offering to finance the Company’s VIEs’ business and operations; and

•                  taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

The equity interests of VIEs are legally held by Gao Jing and Cui Yan as nominee equity holders on behalf of the Company. Gao Jing and Cui Yan each holds 14.2% and 2% of the total ordinary shares and preferred shares issued and outstanding of the Company as of December 31, 2019, respectively, assuming the conversion of the Series A, Series B, Series C and Series D convertible redeemable preferred shares to ordinary shares and the vesting of all outstanding restricted shares held by Gao Jing and Cui Yan as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Call Option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Company. The Company relies on the nominee equity holders, who are both the Company’s directors and owe a fiduciary duty to the Company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Company and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of VIEs, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIEs under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The following consolidated assets and liabilities of the Group’s VIEs as of December 31, 2018 and 2019, and consolidated revenues, net loss and cash flows for the years ended December 31, 2017, 2018 and 2019, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2018	2019
	RMB	RMB
Cash	25,287	111,881
Restricted cash	139,581	91,012
Accounts receivable, net	1,456	208
Amounts due from related parties*	473,641	410,011
Advance to landlords	301,190	106,136
Prepayments and other current assets	258,269	485,765
Total current assets	1,199,424	1,205,013
Restricted cash	16,010	—
Property and equipment, net	1,989,630	815,507
Intangible asset, net	2,053	1,846
Deposits to landlords	414,754	224,701
Other non-current assets	251,936	169,965
Total non-current assets	2,674,383	1,212,019
Total assets	3,873,807	2,417,032
Short-term borrowings and current portion of long-term borrowings	2,890,842	1,798,880
Accounts payable	358,466	73,289
Rental payable	180,994	118,500
Advance from residents	279,534	331,996
Amount due to related parties*	1,127,431	2,290,024
Deposits from residents	287,304	221,646
Accrued expenses and other current liabilities	203,994	179,025
Total current liabilities	5,328,565	5,013,360
Long-term borrowings, excluding current portion	182,646	188,000
Other non-current liabilities	51,539	3,356
Total non-current liabilities	234,185	191,356
Total liabilities	5,562,750	5,204,716

*                                         Amounts due from related parties include amounts due from the Company and its wholly-owned subsidiaries, which are eliminated upon consolidation. Amounts due to related parties include amounts due to the Company and its wholly-owned subsidiaries in the amount of RMB1,117,088 and RMB2,278,681 as of December 31, 2018 and 2019, respectively, which are eliminated upon consolidation.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenues	656,782	2,675,031	2,722,405
Net loss	(263,474)	(1,342,652)	(1,791,913)
Net cash (used)/provided in operating activities	(110,867)	(906,269)	596,345
Net cash used in investing activities	(489,282)	(1,183,378)	(476,871)
Net cash provided/(used) by financing activities	722,881	2,146,261	(11,388)
Net increase in cash and restricted cash	122,732	56,614	108,086
Cash and restricted cash at the beginning of the year	1,532	124,264	94,807
Cash and restricted cash at the end of the year	124,264	180,878	202,893

In accordance with VIE Agreements, WOFE has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the restricted cash of RMB91,012 pledged to secure bank borrowings (Note 9) and registered capital of RMB11,000 as of December 31, 2019, The creditors of VIEs do not have recourse to the general credit of WOFE.

During the periods presented, the Company and its wholly-owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the WOFE may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through advances or loans to VIEs’ nominee equity holders or entrustment loans to VIEs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has incurred losses since its inception. As of December 31, 2019, the Group had an accumulated deficit of RMB5,663,670 and its consolidated current liabilities exceeded current assets in the amount of RMB4,957,635. In addition, for the year ended December 31, 2019, the Group recorded operating cash outflows in the amount of RMB1,911,216. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

Historically, the Group had relied principally on proceeds from the issuance of preferred shares and borrowings from banks and financial institutions. These include rent financing arrangements where the Group received cash at the beginning of the lease term from financial institutions the majority of rental fee of the underlying lease agreements the Group entered into with individual residents, to fund the Group’s working capital requirements and investing activities. In January 2020, the Company completed the initial public offering (“IPO”) of its ordinary shares on the New York Stock Exchange and issued 9,904,933 American Depositary Share (ADS) for a net proceeds of approximately US$128.4 million (equivalent to RMB884.5 million). Each ADS represents ten ordinary shares.

Management believes that the amount of available cash balance as of December 31, 2019, cash proceeds from IPO subsequent to December 31, 2019, and forecasted net cash flows for a period of one year after the issuance of the consolidated financial statements will be sufficient for the Group to satisfy its obligations and commitments when they become due for a reasonable period of time. The forecasted cash flow has taken into account the expected available rent financing arrangements in the normal course of the Group’s business, and cash proceeds from IPO. Management also believes that the Group can adjust the pace of its business expansion and control operating expenses when necessary. The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period extending at least one year beyond the date that the consolidated financial statements are issued.

(b)                                 Principles of Consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIEs in which the Company, through its WOFE, has a controlling financial interest, and VIEs’ wholly-owned subsidiaries.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, VIEs, and VIEs’ wholly-owned subsidiaries have been eliminated upon consolidation.

(c)                                  Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, useful lives and recoverability of property and equipment, the realization of deferred income tax assets, the fair value of share-based compensation awards, convertible loan, ordinary shares, convertible redeemable preferred shares, identifiable assets acquired and liablities assumed in the business acquisition (see note 3). Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)                                 Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)                                  Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)                                    Cash

Cash consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	As of December 31,
	2018	2019
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	148,222	386,773
—Denominated in USD	69,410	33,215
—Denominated in HKD	—	1,260
Total cash balances held at mainland PRC financial institutions	217,632	421,248
Financial institutions in the United States
—Denominated in USD	869,575	263,979
Total cash balances held at the United States financial institutions	869,575	263,979
Total cash balances held at financial institutions	1,087,207	685,227

(g)                                 Term deposits

Term deposits represent deposit placed with bank with original maturities of more than three months but less than one year. The Group’s term deposits are denominated in USD and deposited at a financial institution in the mainland of the PRC.

(h)                                 Restricted Cash

Restricted cash is cash deposited with banks or financial institutions in conjunction with borrowings from the banks or financial institutions. Restriction on the use of such cash and the interest earned thereon is imposed by the banks or financial institutions and remains effective throughout the terms of the borrowings. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the remaining balance is classified as non-current asset on the Company’s consolidated balance sheets. The Group’s restricted cash is denominated in USD and RMB and is deposited at banks and financial institutions in the mainland of the PRC.

(i)                                    Short-term investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC which are redeemable at the option of the Group on any working day. Short-term investments are reported at fair value, with unrealized holding gains or losses, net of the related income tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income/(loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

(j)                                    Property and Equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Apartment leasehold improvement	Shorter of 5 years or lease term
Apartment furniture and appliances	Shorter of useful life (3 - 5 years) or lease term
Office leasehold improvement, furniture, electronic equipment, and software	3 - 5 years

Costs incurred in the construction of property and equipment are capitalized and transferred into their respective asset category when the assets are ready for their intended use, at which time depreciation commences. Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(k)                                 Impairment of Long-lived Assets

Property and equipment and intangible asset with finite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(l)                                    Goodwill

Goodwill represents the excess of the purchase price and fair value of non-controlling interest over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized, but tested for impairment annually as of December 31 or more frequently if event and circumstances indicate that they might be impaired. Accounting Standards Codification (“ASC”) 350-20 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test, using a two - step approach. If this is the case, the two-step goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of the reporting unit, the Group uses discounted cash flow methodology and has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

No impairment of goodwill was recognized for the years ended December 31, 2017, 2018 and 2019.

(m)                              Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(n)                                 Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) at the rate of 6%. The deductible input VAT balance is reflected in the prepayments and other current assets, and VAT payable balance is recorded in the accrued expenses and other current liabilities.

(o)                                 Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, term deposits, restricted cash, short-term investments, accounts receivable, receivables from payment channels, interest receivable, deposits to landlords, other receivable, short-term and long-term borrowings, accounts payable, rental payable, advance from residents, amount due to a related party, deposits from residents, and accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Time deposits are valued based on the prevailing interest rates in the market and categorized as Level 2 measurement. The fair value of long-term borrowings is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms and categorized as Level 2 measurement. As of December 31, 2018 and 2019, the carrying values of the long-term borrowings approximate their fair values as the long-term borrowings’ interest rates approximate the rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities. As of December 31, 2018 and 2019, the carrying values of other financial instruments approximated to their fair values due to the short maturity.

(p)                                 Revenue recognition

The Group enters into apartment rental agreements with residents. The terms of the agreements are generally one year, renewable upon consent of both parties on an annual basis. The agreements specify monthly billing, including rent, service charge based on a fixed percentage of rent and utilities charges at a fixed amount. The monthly service charge covers common area maintenance (e.g. cleaning), repair and maintenance for private room, internet access in the apartments and resident supports for twenty-four hours seven days a week.

The Group accounts for total billing under the rental agreements with residents as leases in accordance with ASC 840. Revenues from the lease is recorded on a straight-line basis. If the resident terminates the lease prior to the end of the lease term, the Group is entitled to the rental deposits and part of the rental fee received in advance as penalties based on the rental agreements. The Group recognizes such amount as revenues when the resident terminates the lease.

The Group offers incentives to attract residents, including rental discount and cash rebate, which are accounted for as a reduction of the lease revenue and amortized over the lease term on a straight-line basis. For the years ended December 31, 2017, 2018 and 2019, the Company recorded such incentives of RMB7,295, RMB67,111 and RMB232,796 as a reduction of revenue, respectively.

(q)                                 Leases

The Group sources the apartments from landlords and lease to residents. The Group also leases offices for its own use.

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group’s leases for apartments and offices are all accounted for as operating leases. The rental expenses relating to the apartments are recorded in rental cost and pre opening expense, whereas the rental expenses relating to the offices for own use are recorded in sales and marketing expenses, and general and administrative expenses.

Free lease periods and rental cost escalation are recognized on a straight-line basis commencing with the beginning of the lease term. The terms of leases with landlords are generally between four and six years with market based renewal options.

There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements. The Company has no significant asset retirement obligations at the end of the lease term.

(r)                                   Depreciation and amortization

The depreciation and amortization mainly consist of depreciation and amortization of leasehold improvement, furniture and appliances, electronic equipment and software.

(s)                                   Other operating expenses

Other operating expenses mainly consist of the cost of services provided to the Group’s residents and the commission fee charged by the Group’s agents based on the number of apartments they helped the Group successfully lease from the landlords. As the commission fee is the cost incurred as a result of entering into the lease agreement with the landlords, they are considered as part of rental cost and amortized using the straight line method over the lease terms with landlords. The cost of services provided to the Group’s residents mainly consist of apartments cleaning expenses, utilities, maintenance fee, processing fee charged by payment channel, costs related to warehouse, and low-value consumables.

(t)                                    Pre-opening expense

Pre-opening expense represents the rental cost incurred before the leased apartment are available for use for residents.

(u)                                 Sales and marketing expenses

Sales and marketing expenses mainly consist of payroll expenses for personnel engaged in sales and marketing activities, advertising costs, and commission fee paid to third parties based on the number of apartment units they helped the Group successfully leases to residents. Advertising expenses, which consist primarily of online and offline advertisements, are expensed as incurred. The advertising expenses were RMB31,572, RMB203,085 and RMB497,508 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v)                                  General and administrative expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, professional fees and office rental expenses.

(w)                               Technology and product development expenses

Technology and product development expenses, which are expensed as incurred, mainly consist of payroll and related costs for employees involved in developing or significantly improving a service or technique.

(x)                                 Share-based compensation

The Company periodically grants share-based awards, including but not limited to, restricted ordinary shares and share options to eligible employees and directors, which are subject to service and performance conditions.

The Company recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(y)                                  Employee benefits

The Company’s subsidiaries and VIEs and VIEs’ subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB26,472, RMB144,018 and RMB229,586 for the years ended December 31, 2017, 2018 and 2019, respectively.

(z)                                   Income taxes

Current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(aa)                          Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its wholly-owned subsidiary incorporated at Hong Kong S.A.R. is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its wholly-owned subsidiary incorporated at Hong Kong S.A.R. are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or losses in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or losses in the consolidated statements of changes in shareholders’ deficit.

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(bb)                          Concentration and risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2017, 2018 and 2019.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, term deposits, restricted cash and short-term investments.

The Group’s investment policy requires cash, term deposits, restricted cash, and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the Group’s short-term and long-term borrowings. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year presented.

(cc)                            Earnings/(Loss) per Share

Basic earnings / (loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, taking into consideration the accretions to redemption value of the preferred shares (if any), by the weighted average number of ordinary shares outstanding during the year. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights, whereas any net loss is not allocated to participating securities as they do not have contractual obligation to share loss.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretions to redemption value of the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares include options to purchase ordinary shares and restricted ordinary shares granted to founders, unless they were anti-dilutive. The computation of diluted earnings/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on earnings/(loss) per share.

(dd)                          Segment Reporting

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer does not segregate the Group’s business. All products and services are viewed as in one segment, which is residential rental segment. All the Group’s long-lived assets were located in PRC as of December 31, 2018 and 2019.

(ee)                            Statutory Reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiary, VIE and VIEs’ subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2017, 2018 and 2019, no appropriation was made to the statutory surplus fund by the Group’s PRC subsidiary, VIE and VIEs’ subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(ff)                                Deferred initial public offering costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as other non-current assets and will be offset against the gross proceeds received from such offering. In the event the IPO is terminated or abandoned, all capitalized deferred IPO costs will be expensed.

(gg)                          Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842). ASU 2016-02 is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The update requires lessees to apply a modified retrospective approach for recognition and disclosure, beginning with the earliest period presented. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842)—Targeted Improvements, which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which defers the effective date of Topic 842 for all non-public companies to fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application continues to be allowed. As an emerging growth company (“EGC”), the Group has elected to apply ASU 2019-10 for the fiscal year ending December 31, 2021. However, the Group expects to lose its EGC status on December 31, 2020. Accordingly, the Group will adopt the guidance in ASC 842 in the consolidated financial statements for the year ending December 31, 2020. The Group will continue to evaluate the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group will apply ASU 2017-04 for the fiscal year ending December 31, 2020. The Group does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

3. BUSINESS COMBINATION

In December 2018, the Group entered into a share purchase agreement with the shareholders of Hangzhou Aishangzu Technology Co., Ltd. (“Aishangzu”) to acquire its subsidiaries. Aishangzu is primarily engaged in leasing apartments from landlords, designs, renovates and furnishes such apartments and then leases to residents. To facilitate the transaction, Aishangzu agreed to transfer all of the equity interests of its subsidiaries it held to Hangzhou Aishangdanke Technology Co., Ltd. (“Aishangzudanke”), a newly established wholly-owned subsidiary of Aishangzu. In March 2019, the Group completed the acquisition of Aishangzudanke and their wholly-owned and majority-owned subsidiaries. Before March 2019, the Group paid RMB189,643 to Aishangzu, for the purpose of settling payables of those subsidiaries due to Aishangzu. The Group agreed to pay RMB200,000 to the shareholders of Aishangzu by the instalments as: (i) RMB80,000 upon closing of the transaction; (ii) RMB60,000 within 6 months after closing; (iii) RMB40,000 within 12 months after closing; and (iv) RMB20,000 within 24 months after closing. As of acquisition date, the total fair value of the considerations for the acquisition amounted to RMB369,953. The fair value of non-controlling interest amounting to RMB344 was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. As of December 31, 2019, the outstanding consideration of RMB128,002 and RMB14,800 was recorded in accrued expenses and other current liabilities and other non-current liabilities in the consolidated balance sheets, respectively. The shareholders of Aishangzu initiated an arbitration proceeding against the Group at China International Economic and Trade Arbitration Commission to enforce the remaining payment obligations due under the share purchase agreement in the aggregate amount of RMB107 million plus accrued interest and their legal and other expenses. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2019 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

The transaction was accounted for as a business combination. The determination of fair values of the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. The fair value of assets acquired and liabilities assumed as of the date of acquisition was as follows:

RMB
Cash consideration	369,953
Fair value of non-controlling interests	344
Fair values of identifiable assets acquired and liabilities assumed
Current assets	56,699
Property and equipment, net	299,323
Intangible assets, net	195,000
Other current liabilities	(518,971)
Deferred income tax liabilities	(9,209)
Net assets acquired	22,842
Goodwill	347,455

The acquired intangible assets primarily consist of trademark and internet domain name, mobile application, non-compete agreements and customer relationships. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business. The financial results of the Aishangzu have been included in the Group’s consolidated financial statements since the date the Group obtained control. For the period from the acquisition date through December 31, 2019, the business acquired in 2019 contributed RMB561,892 and RMB81,956 in revenues and net loss, respectively.

Unaudited Pro Forma Financial Information:

The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisitions had been completed on January 1, 2018. The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Group’s consolidated results of operations actually would have been had the acquisitions been completed on January 1, 2018. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations of the Group after the acquisitions.

	Year Ended December31,
	2018	2019
	RMB	RMB
Revenue	3,723,290	7,326,364
Net loss	(1,672,198)	(3,504,361)
Net loss per share-basic and diluted	(9.60)	(15.33)

4. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Cash	1,087,258	685,277
Restricted cash-current	1,362,266	1,417,245
Restricted cash-non current	16,010	1,353,376
Total cash and restricted cash shown in the consolidated statement of cash flows	2,465,534	3,455,898

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets at December 31, 2018 and 2019 consisted of the following:

		As of December 31,
		2018	2019
		RMB	RMB
Deductible input VAT		118,850	329,439
Deferred rental commission	(a)	48,731	80,641
Deposits to landlords		21,924	70,598
Prepaid marketing expense		21,532	34,410
Receivables from payment channels		23,127	18,553
Interest receivable		8,260	15,751
Other receivable	(b)	—	23,859
Others		23,370	63,367
Prepayments and Other Current Assets		265,794	636,618

(a)                                 The Group pays commissions to its employees or third-parties based on the number of apartments they help the Group successfully leases from the landlords or leases to the residents. As the commission fee is the cost incurred as a result of entering into the lease agreement with the landlords or residents, they are considered as part of rental cost or contract acquisition cost and amortized using the straight-line method over the lease terms with landlords or residents. The amortization are recorded in other operating expenses for the commission related with the apartments leased from landlords, and in sales and marketing expenses for the commission related with the apartments leased to residents. The unamortized commissions with terms of more than one year is recorded in non-current assets.

(b)                                 In January 2019, the Company made a deposit for a potential business acquisition in the amount of US$3,000 (equivalent to RMB20,624) to Bennet Holding Co., Ltd (“Bennet”). The Company subsequently determined not to continue the acquisition and entered into a loan agreement with Bennet to lend the above mentioned US$3,000 to Bennet with a maturity date of July 31, 2020. The Company also provided an additional loan of US$428 (equivalent to RMB2,986) to Bennet in November 2019 with a term of one year. The annual interest rate of the loans is 10% and were pledged by 7.44% equity shares of Bennet which were held by the controlling shareholder of Bennet.

6. PROPERTY AND EQUIPMENT, NET

Property, plant and equipment at December 31, 2018 and 2019 consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Apartment:
—Leasehold improvement	1,529,995	3,073,719
—Furniture and appliances	900,379	1,606,593
—Leasehold improvement under construction	56,140	42,443
Office:
—Leasehold improvement, furniture, electronic equipment, and software	6,698	36,295
Property and Equipment	2,493,212	4,759,050
Less: Accumulated depreciation	(503,582)	(1,591,513)
Property and Equipment, net	1,989,630	3,167,537

Depreciation expenses of leasehold improvement, furniture and appliances for apartments were RMB98,453, RMB371,901 and RMB1,089,587 for the years ended December 31, 2017, 2018 and 2019, respectively. Depreciation expenses of leasehold improvement, furniture, electronic equipment and software for offices were RMB531, RMB1,330 and RMB4,241 for the years ended December 31, 2017, 2018 and 2019, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

The Group’s goodwill and intangible assets consist of the following:

		As of December 31,
	Useful life	2018	2019
		RMB	RMB
Goodwill		—	347,455

Intangible assets subject to amortization
—Trademark and internet domain name	9 years	2,175	80,365
—Mobile application	3 years	—	23,000
—Non-compete	2 years	—	10,000
—Customer relationships	2 years	—	84,000
Total Intangible Assets		2,175	197,365
Less: accumulated amortization		(122)	(44,519)
Total Intangible Assets, net		2,053	152,846

The amortization expenses incurred for the years ended December 31, 2017, 2018 and 2019 were nil, RMB122 and RMB44,397 respectively.

The estimated amortization expense for intangible assets for the the years ending December 31, 2020, 2021, 2022, 2023 and 2024 are RMB58,873, RMB36,456, RMB10,790 and RMB8,873, and RMB8,873 respectively.

8. OTHER NON-CURRENT ASSETS

Other non-current assets at December 31, 2018 and 2019 consisted of the following:

		As of December 31,
		2018	2019
		RMB	RMB
Deferred rental commission	5(a)	203,295	379,593
Prepaid deposit for business acquisition	(a)	45,000	—
Deferred IPO costs	(b)	—	19,209
Others		3,641	11,901
Other non-current assets		251,936	410,703

(a)                                 In December 2018, the Group entered into an agreement with the shareholders of Hangzhou Aishangzu Technology Co., Ltd (“Aishangzu”) to acquire its subsidiaries. The Group prepaid the amount of RMB45,000 to Aishangzu as of December 31, 2018. The transaction was closed in March 2019. See Note 3.

(b)                                 Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

9. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

		As of December 31,
		2018	2019
		RMB	RMB
Rent financing	(a)	1,947,592	2,753,191
Loans from financial institutions	(b)	742,000	1,771,171
Entrusted loan	(c)	200,000	—
Current portion of long-term borrowing	11	1,250	30,000
Short-term borrowings and current portion of long-term borrowings		2,890,842	4,554,362

(a)                                 Starting from 2016, the Group entered into agreements with financial institutions in China, pursuant to which the Group receives cash at the beginning of the lease term from financial institutions the majority rental fee of the underlying lease agreements the Group enters into with individual residents. Individual residents are evaluated by the financial institutions. Individual residents enter into the financing agreements with the financial institutions and pay the monthly rental fee to these financial institutions. The Group is responsible for the interest on the borrowings at annual interest rate between 6% and 10%. The Group is required to repay the principal to the financial institutions if the residents early terminate the lease agreements with the Group or if the residents are in default on repayment of monthly rental fee to the financial institutions. According to the agreements with the financial institutions, the Group is also required to deposit a certain percentage of the cash the Group receives from the financial institutions to an escrow account. The Group recognizes these payments to financial institutions as restricted cash. As of December 31, 2018 and 2019, the restricted cash of RMB155,591 and RMB267,983 was deposited to those financial institutions. As of December 31, 2019, the balance of short-term rent financing with one of the financial institutions accounted for 94% of total balance of short-term rent financing.

The Group recognizes such arrangements as in substance sales of future lease revenue to the financial institutions, and proceeds from the financial institutions are classified as debt, in accordance with 470-10-25-2, because (i) the Group, as a lessor in the underlying lease agreements with individual residents, has significant continuing involvement in the generation of the cash flows payable to the financial institutions and (ii) the financial institutions have recourse to the Group relating to the payments due to them. Cash received from the financial institutions are recorded as short-term borrowings if the principal is due within one year, or long-term borrowings if the principal is due beyond twelve months. Cash received from financial institutions are classified as financing cash inflows on the consolidated statements of cash flows. The monthly rental fee paid by residents to financial intuitions are classified as operating cash inflows and financing cash outflows on the consolidated statements of cash flows.

(b)                                 The Group borrowed short-term loans from commercial banks and other financial institutions. As of December 31, 2018, the outstanding short-term loans from financial institutions were RMB742,000, with the restricted cash of US$147,990 (equivelant to RMB 1,015,685) deposited to the banks to facilitate these borrowings. As of December 31, 2019, the outstanding loans from financial institutions were RMB1,771,171, among which RMB1,668,590 of cash were deposited to facilitate the loans. The balance of RMB67,581 was guaranteed by Jing Gao and Yan Cui, the co-founders of the Company, and the balance of RMB15,000 was guaranteed by Guangdong Join-Share Financing Guarantee Investment Co., Ltd, a third party. The weighted average interest rates for the outstanding short-term loans as of December 31, 2018 and 2019 were 5.62% and 3.48%, respectively.

(c)                                 In December 2018, a PRC VIE enter into an entrusted loan agreement with the trustee, Shanghai AJ Trust Co., Ltd with line of credit in the amount of RMB300,000 with a term of one year. To facilitate each borrowing, a restricted cash deposited to the trustor, Luso International Banking Ltd is required. In December 2018 and January 2019, the PRC VIE borrowed RMB200,000 and RMB100,000 at an annual interest rate of 5% with a term of one year and eleven months respectively. Restricted cash deposits of RMB207,000 and RMB102,100 were deposited to the trustor at an annual interest of 2% by a HK subsidiary for these borrowings. As of December 31, 2018 and 2019, the unused line of credit were RMB100,000 and nil, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB
Payroll payable	150,161	225,912
Payable for business acquisition (Note 3)	—	128,002
Others	64,009	141,570
Accrued expenses and other current liabilities	214,170	495,484

Others mainly include VAT payable and deposits refundable to residents upon termination.

11. LONG-TERM BORROWINGS, EXCLUDING CURRENT PORTION

		As of December 31,
		2018	2019
		RMB	RMB
Long-term bank loans	(a)	4,500	699,250
Less: current portion	(a)	(1,250)	(30,000)
Rent financing	9(a)	179,396	—
Long-term borrowings, excluding current portion		182,646	669,250

(a)                                 The Group borrowed long-term loans from commercial banks for terms of three years at the interest rate between 3.20%-7.13%. As of December 31, 2018, the outstanding balance was RMB4,500 with a guarantee provided, among which the balance of RMB1,250 is classified as current portion of long-term borrowing. As of December 31, 2019, the outstanding balance was RMB699,250, among which RMB696,000 of cash were deposited to facilitate the loans and the balance of RMB 3,250 was guaranteed. The balance of RMB30,000 is classified as current portion of long term borrowing. The weighted average interest rates for the outstanding borrowings as of December 31, 2018 and 2019 were 7.13%and 4.14% , respectively.

As of December 31, 2019, the future principal payments for the Group’s long-term borrowings will be due according to the following payment schedule:

Year ending December 31,	RMB
2020	30,000
2021	29,250
2022	640,000
Total	699,250

12. CONVERTIBLE LOAN

On February 15, 2016, the Group entered into a convertible loan agreement with Mr. Luo Shaohu to borrow a one-year loan in the amount of RMB5.0 million (the “2016 Convertible Loan”). During the period of the loan, Mr. Luo was entitled to convert all or part of the outstanding principal of the 2016 Convertible Loan into the Company’s shares upon next round of financing. The interest rate of 2016 Convertible Loan is 10% per annum. However, no interest shall be accrued on the outstanding principal amount, if any portion of the 2016 Convertible Loan is converted to the Company’s preferred shares. The conversion price is 80% of the per share price of the next round of financing if such financing is closed before December 31, 2016. On March 6, 2017, the Company issued 16,967,466 Series A-2-I Preferred Shares at the price of US$0.0420 per share, and the 2016 Convertible Loan agreement was terminated. (Note 13)

On February 12, 2018, the Company entered into convertible loan agreements (the “2018 Convertible Loan”) with seven institutional investors (collectively “2018 Convertible Loan Holders”) to borrow a loan of US$20 million (equivalent to RMB126,206) in aggregate with a term of 18 months. 2018 Convertible Loan Holders are entitled to convert all or part of the outstanding principal of the 2018 Convertible Loan to the Company’s preferred shares upon next round of financing. The interest rate of 2018 convertible loan is 8% per annum. However, no interest shall be accrued on the outstanding principal amount, if any portion of the principal amount is converted to the Company’s preferred shares. The conversion price is 80% of the per share price of the next round of financing if the financing occurs within 12 months from closing or or 70% of the per share price of the next round of financing if the financing occurs after 12 months from the closing. The 2018 Convertible Loan was converted to 41,777,981 Series B-2 Preferred Shares at the price of US$0.4787 per share on March 25, 2018 (Note 13).

The 2016 Convertible Loan and the 2018 Convertible Loan contained variable-share settlement which permits the holder to receive a variable number of shares of an unspecified future series of preferred shares with an aggregate fair value that is based on a fixed monetary amount. Because the payoff from such contingent exchange features is based on a fixed monetary amount, the Company considered such features are akin to contingent prepayment options that are settleable in a variable number of shares. The Company elected the fair value option for the 2016 Convertible Loan and the 2018 Convertible Loan. The Company adopted a scenario-weighted average method to estimate the fair value of the convertible loan based on the probability of each scenario and pay-off of convertible loan under each scenario. Changes in fair value of convertible loan in the amount of RMB441 and RMB6,962 for the years ended December 31, 2017 and 2018, respectively, are recognized in the consolidated statements of comprehensive loss.

13. CONVERTIBLE PREFERRED SHARES

The Company’s preferred shares activities consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series A-2-I Preferred Shares	Series A-3 Preferred Shares	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Series D Preferred Shares	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	1,417	27,123	—	—	—	—	—	—	—	—	28,540
Issuance for cash	—	—	—	100,559	—	—	—	—	—	—	100,559
Conversion from convertible loan	—	—	6,250	—	—	—	—	—	—	—	6,250
Issuance cost	—	—	—	(1,000)	—	—	—	—	—	—	(1,000)
Accretion and modification of redeemable convertible preferred shares	—	3,170	345	10,608	—	—	—	—	—	—	14,123
Foreign currency translation adjustment	(82)	(1,678)	(339)	(5,712)	—	—	—	—	—	—	(7,811)
Balance as of December 31, 2017	1,335	28,615	6,256	104,455	—	—	—	—	—	—	140,661
Issuance for cash	—	—	—	—	379,542	321,040	1,737,750	—	—	—	2,438,332
Conversion from convertible loan	—	—	—	—	—	133,168	—	—	—	—	133,168
Issuance costs	—	—	—	—	(8,091)	(3,249)	(6,800)	—	—	—	(18,140)
Accretion and modification of redeemable convertible preferred shares	—	2,024	245	8,328	35,908	25,625	39,002	—	—	—	111,132
Foreign currency translation adjustment	67	1,517	325	5,533	33,362	34,218	(20,543)	—	—	—	54,479
Balance as of December 31, 2018	1,402	32,156	6,826	118,316	440,721	510,802	1,749,409	—	—	—	2,859,632
Issuance for cash	—	—	—	3,038	—	—	—	—	1,500,416	1,343,758	2,847,212
Issuance costs	—	—	—		—	—	—		(2,411)	(7,053)	(9,464)
Redesignated	—	—	—	(11,697)	—	—	(1,755,247)	11,697	1,755,247	—	—
Accretion and modification of redeemable convertible preferred shares	—	2,096	267	8,117	28,944	38,349	5,838	761	244,923	19,461	348,756
Foreign currency translation adjustment	23	554	115	1,802	7,594	8,857	—	221	58,878	(17,977)	60,067
Balance as of December 31, 2019	1,425	34,806	7,208	119,576	477,259	558,008	—	12,679	3,557,053	1,338,189	6,106,203

In March 2015, the Company issued 27,500,000 (pre share split) Series A-1 convertible preferred shares (“Series A-1 Preferred Shares”) at US$0.0086 per share to Napa Time Holdings Inc. The total proceeds from the issuance of Series A-1 Preferred Shares was US$237 (equivalent to RMB1,500). No issuance cost was incurred.

In November 2015, the Company issued 28,750,000 (pre share split) Series A-2 redeemable convertible preferred shares (“Series A-2 Preferred Shares”) at US$0.1200 to KIT Cube Limited, among which 3,750,000 Series A-2 Preferred Shares redesigned from 3,750,000 Series A-1 Preferred Shares. The total proceeds from the issuance of Series A-2 Preferred Shares was US$3,000 (equivalent to RMB18,851). No issuance cost was incurred. Additionally, each Series A-1 Preferred Share and Series A-2 Preferred Share was splited into 5 shares in May 2016.

In March 2017, the Company issued 16,967,466 Series A-2-I redeemable convertible preferred shares (“Series A-2-I Preferred Shares”) at US$0.0420 per share to Mr. Luo Shaohu (Note 12). Additionally, the Company issued 275,076,555 Series A-3 redeemable convertible preferred shares (“Series A-3 Preferred Shares”) at US$0.0530 per share to Mr. Luo Shaohu, Joy Capital I, L.P., KIT Cube Limited and Ucommune International Limited. The total proceeds from the issuance of Series A-3 Preferred Shares was US$14,569 (equivalent to RMB100,559). The issuance cost was US$145 (equivalent to RMB1,000).

In February 2018, the Company issued 183,823,115 Series B-1 redeemable convertible preferred shares (“Series B-1 Preferred Shares”) at US$0.3264 to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., Vision Plus Capital Fund II, L.P., BAI GmbH, G&M Capital Holding Limited and R Capital Growth Fund LP. The total proceeds from the issuance of Series B-1 Preferred Shares was US$60,000 (equivalent to RMB379,542). The issuance cost was US$1,214 (equivalent to RMB8,091).

In May 2018, the Company issued 141,000,686 Series B-2 redeemable convertible preferred shares (“Series B-2 Preferred Shares”) at US$0.5039 to CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Joy Capital II, L.P., R Capital Growh Fund LP, Vision Plus Capital Fund II, L.P., BAI GmbH, G&M Capital Holding Limited and Internet Fund IV Pte. Ltd., of which 41,777,981 Series B-2 Preferred Shares were issued upon the conversion of the 2018 Convertible Loan (Note 11). The total proceeds from the issuance of Series B-2 Preferred Shares was US$50,000 (equivalent to RMB321,040). The issuance cost was US$501 (equivalent to RMB3,249).

In September 2018, the Company issued 226,297,396 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) at US$1.1047 to Internet Fund IV Pte. Ltd. The total proceeds from the issuance of Series C Preferred Shares was US$250,000 (equivalent to RMB1,737,750). The issuance cost was US$1,000 (equivalent to RMB6,800).

In January 2019, the Company redesignated 27,155,688 Series A-3 redeemable convertible preferred shares (“Series A-3 Preferred Shares”) from Joy Capital I, L.P. to 27,155,688 Series C-1 redeemable convertible preferred shares (“Series C-1 Preferred Shares”) to Success Golden Group Limited, an associated company of Joy Capital I, L.P. The key terms of Series C-1 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series A-3 Preferred Shares.

In January 2019, the Company issued 198,222,513 Series C-2 redeemable convertible preferred shares (“Series C-2 Preferred Shares”) at US$1.1047 to Antfin (Hong Kong) Holding Limited, Ducati Investment Limited, Joy Capital Opportunity, L P., CMC Downtown Holdings Limited, Banyan Partners Fund III, L.P., and Banyan Partners Fund III-A, L.P. The total proceeds from the issuance of Series C-2 Preferred Shares was US$218,985 (equivalent to RMB1,500,416). The issuance cost was RMB2,411. The Company also redesignated 226,297,396 Series C Preferred Shares to 226,297,396 Series C-2 Preferred Shares. The key terms of Series C-2 Preferred Shares including redemption, conversion, dividend and liquidation, are the same as Series C Preferred Shares.

In August 2019, the Company received cash proceeds in the amount of $431 (equivalent to RMB3,038) from a third party individual for the subscription of 8,144,384 Series A-3 preferred shares, pursuant to a Series A-3 preferred shares agreement in November 2017.

In October 2019, the Company issued 136,474,737 Series D redeemable convertible preferred shares (“Series D Preferred Shares”) at US$1.3922 to CMC Downtown II Holdings Limited and Juneberry Investment Holdings Limited. The total proceeds from the issuance of Series D Preferred Shares was US$190,000 (equivalent to RMB1,343,758). The issuance cost was RMB7,053.

The Company classified Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series A-2-I Preferred Shares, Series A-3 Preferred Shares, Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares and Series D Preferred Shares (collectively “Preferred Shares”) as mezzanine equity on the consolidated balance sheets since they are contingently redeemable at the option of the holders after a specified time period.

The Company evaluated the embedded conversion option in Preferred Shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative. The Company concluded the embedded conversion and redemption option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company also determined there was no other embedded features to be separated from Preferred Shares.

In addition, the carrying values of the Preferred Shares were accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

The rights, preferences and privileges of the redeemable convertible preferred shares are as follows:

Redemption Rights

Prior to the issuance of Series A-2-I and Series A-3 Preferred Shares in March 2017, Series A-2 Preferred Shares shall be redeemable at the option of holders of the Series A-2 Preferred Shares if:

(1)                                 At any time after the fifth (5th) anniversary of the issuance date of Series A-2, if the Company has not consummated a Qualified IPO by then. The redemption price equals to the amount at the issuance price of Series A-2 Preferred Shares plus an annual internal rate of return of twelve percent (12%), plus all accrued but unpaid dividends from the issuance date of Series A-2 Preferred Shares until the date of receipt by the preferred shareholder of the full redemption price.

(2)                                 In the event that (i) the Company has fulfilled the conditions for Qualified IPO approved by the Director designated by the Series A-2 Preferred Shareholder, however, the Company has failed to consummate the Qualified IPO due to certain circumstances caused by any members other than the Series A-2 Preferred Shareholder. The Company and the members other than Series A-2 Preferred Shareholder shall redeem all or part of the then outstanding Series A-2 Preferred Shares. The redemption price equals to the higher of: (A) the amount at the issuance price of Series A-2 plus an annual internal rate of return of twenty five percent (25%), plus all accrued but unpaid dividends from the issuance date of Series A-2 Preferred Shares until the date of receipt by the holder the full redemption price, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions; and (B) fair market value of the Series A-2 Preferred Shares of the Company evaluated by the international recognized third party investment bank.

Upon the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, the redemption term of Series A-2 Preferred Shares were modified to be the same as Series A-2-I and A-3 Preferred Shares, in which they were redeemable at the option of holders of these preferred shares if: At any time after the fifth (5th) anniversary of the issuance date of Preferred Shares Series A-3, if the Company has not consummated a Qualified IPO by then. The redemption price equals to the amount at the issuance price of Series A-2 Preferred Shares plus an annual internal rate of return of twelve percent (12%), plus all accrued but unpaid dividends from the respective issuance date of preferred shares until the date of receipt by the holder of the full respective redemption price.

In association with the issuance of the Series B-1 Preferred Shares in February 2018, the redemption term of Series A-2, A-2-I and A-3 Preferred Shares were modified to be the same as Series B-1 Preferred Shares, in which they were redeemable at the option of holders of these preferred shares if: (A) At any time after the fifth (5th) anniversary of the issuance date of Series B-1 Preferred Shares, if the Company has not consummated a Qualified IPO by then, (B) in the event of any change in the applicable laws of the PRC that invalidates the cooperation documents or results in the Company no longer controlling the domestic companies, or any breach of the cooperation documents, and such invalidity or breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of Preferred Shares within 30 days after the occurrence of such event, or (C) in the event of any material breach of the transaction documents which results in a material adverse effect, and such breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of preferred shares within 30 days after the occurrence of such breach, at the written request to the Company made by the Majority Series A-2 Shareholders and/or Majority Series A-3 Shareholders and/or Majority Series A-2-I Shareholders and/or any holder of Series B-1 Preferred Shares holding more than 2% of the then outstanding shares of the Company (on an as converted and fully diluted basis). The redemption price equals to the amount at the issuance price of preferred shares plus an annual internal rate of return of eight percent (8%), plus all accrued but unpaid dividends from the respective issuance date of preferred shares until the date of receipt by the holder of the full respective Redemption Price.

The redemption term of Series B-2 Preferred Shares were the same as the term of Series A-2, A-2-I, A-3 and B-1 Preferred Shares.

In association with the issuance of the Series C Preferred Shares in September 2018, the redemption term of Series A-2, A-2-I, A-3, B-1, and B-2 Preferred Shares were amended to change the term of the fifth (5th) anniversary of the issuance date of Series B-1 Preferred Shares to after the fifth (5th) anniversary of the issuance date of Series C Preferred Shares.

In association with the issuance of the Series C-2 Preferred Shares In January 2019, the redemption term of Series A-2, A-2-I, A-3, B-1, B-2 and C-1 Preferred Shares were modified to be the same as Series C-2 Preferred Shares, in which they were redeemable at the option of holders of these preferred shares if: (A) At any time after the fifth (5th) anniversary of the First Original Series C-2 Issue Date, if the Company has not consummated a Qualified IPO by then, (B) in the event of any change in the applicable laws of the PRC that invalidates the cooperation documents or results in the Company no longer controlling the domestic companies, or any breach of the cooperation documents, and such invalidity or breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of Preferred Shares within 30 days after the occurrence of such event, or (C) in the event of any material breach of the transaction documents which results in a material adverse effect, and such breach cannot be or is not cured or settled in any manner to the satisfaction of any holder of preferred shares within 30 days after the occurrence of such breach, at the written request to the Company made by the Majority Series A-2 Shareholders and/or Majority Series A-3 Shareholders and/or Majority Series A-2-I Shareholders and/or any holder of Series B-1 Preferred Shares and/or any holder of Series B-2 Preferred Shares and/or any holder of Series C-1 Preferred Shares and/or any holder of Series C-2 Preferred Shares holding more than 2% of the then outstanding shares of the Company (on an as converted and fully diluted basis) and/or Primavera if it holds at least 36,207,583 Series C-2 Preferred Shares originally issued to Primavera (subject to appropriate adjustments for any subsequent bonus issue, share split, consolidation, subdivision, reclassification, recapitalization or similar arrangement). The redemption price equals to the amount at the issuance price of preferred shares plus an annual internal rate of return of eight percent (8%), plus all accrued but unpaid dividends from the respective issuance date of preferred shares until the date of receipt by the holder of the full respective Redemption Price.

The redemption term of Series D Preferred Shares were the same as the term of Series A-2, A-2-I, A-3, B-1, B-2, C-1 and C-2 Preferred Shares.

For the periods presented, the Company concluded that it was probable that Series A-2, A-2-I, A-3, B-1, B-2 and C, C-1, C-2 and D Preferred Shares will become redeemable. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method.

The redemption amount of Series A-2, A-2-I, A-3, B-1, B-2 and C, C-1, C-2 and D Preferred Shares in each of the five years following December 31, 2019 assuming the Company has not consummated a Qualified IPO, are as follows:

Year ending December 31,	RMB
2020	—
2021	—
2022	—
2023	8,174,168

Conversion Rights

Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares according to a conversion ratio, subject to adjustments for share splits, combination, ordinary share dividends, distributions, reorganizations, mergers, consolidations, reclassifications, exchange, substitutions, sale of shares below the conversion price and other dilutive events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share is the same as its original issuance price and no adjustments to conversion price have occurred except the conversion price of Series A-1 and A-2. Preferred Shares was adjusted from original issuance price of US$0.0086 and US$0.1200 to US$0.0017 and US$0.0240 due to share splits, respectively, in May 2016. As of December 31, 2018 and 2019, each preferred share is convertible into one ordinary share.

Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price (i) upon the closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) the date when the Company obtains the vote or consent of Majority Preferred Shareholders voting together as a separate class.

Voting Rights

Each preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as converted basis. Preferred shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of preferred shares and ordinary shares shall vote together as a single class.

Dividend Rights

Prior to the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, each holder of a Series A-2 Preferred Share shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to eight percent (8%) of the Original Series A-2 Preferred Issue Price, payable in cash when and as such cash becomes legally available therefor on parity with each other, prior and in preference to any dividend on any other Shares; provided that such dividends shall be payable only when, as, and if declared by the Board (including the approval of Series A-2 Preferred Shareholder). All accrued but unpaid dividends shall be paid in cash when and as such cash becomes legally available to the holders of Series A-2 Preferred Shares immediately prior to the closing of a Qualified IPO or a Liquidation Event. No dividends shall be declared or paid on Series A-1 Preferred Shares, unless and until all declared dividends on each outstanding Series A-2 Preferred Share has been paid or set aside for payment to the holders of each outstanding Series A-2 Preferred Shares.

Upon the issuance of Series A-2-I and A-3 Preferred Shares in March 2017, the dividend term of 8% of the Original Issue Price for Series A-2 Preferred Shares was removed.

Upon the issuance of Series B-1 Preferred Shares in February 2018, each holder of the preferred shares shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, non-cumulative annual dividends at the simple rate of eight percent (8%) of the applicable Original Preferred Issue Price for each of its preferred shares (as adjusted from time to time for any share splits, share dividends, combinations, recapitalizations and similar transactions) per annum calculated from the closing date, payable if, as and when declared by the Board.

Upon the issuance of Series C-2 and Series D Preferred Shares in January 2019 and in October 2019, each holder of the preferred shares shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, non-cumulative annual dividends at the simple rate of eight percent (8%) of the applicable Original Preferred Issue Price for each of its preferred shares (as adjusted from time to time for any share splits, share dividends, combinations, recapitalizations and similar transactions) per annum calculated from the closing date, payable if, as and when declared by the Board.

Liquidation Preferences

In the event of liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the preferred shares agreements, the assets or surplus funds of the Company available for distribution will be distributed as follows:

(a)                                 The holders of Series D Preferred Shares are entitled to receive an amount equal to their respective purchase price as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared but unpaid dividends (‘‘Liquidation Preference Amount’’), in preference to any distribution to any ordinary shareholders and any other preferred shareholders of the Company. If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series D Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than two point five (2.5) times the purchase price of Series D Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series D Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis.

(b)                                 After the full payment to the holders of Series D, holders of Series C-2 Preferred Shares are entitled to receive an amount equal to their respective purchase price as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared but unpaid dividends (‘‘Liquidation Preference Amount’’), in preference to any distribution to any ordinary shareholders and any other preferred shareholders (except Series D) of the Company. If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series C-2 Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than two point five (2.5) times the purchase price of Series C-2 Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series C-2 Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis;

(c)                                  After the full payment to the holders of Series D and Series C-2 , holders of Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations and similar transactions, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Preferred Shares. If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than four to six (4-6) times the purchase price of Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis;

(d)                                 After the full payment to the holders of Series D, Series C-2, Series B-2, Series B-1, Series A-3 and Series C-1, Series A-2-I and Series A-2 Preferred Shares, the holders of Series A-1 Preferred Shares are entitled to receive an amount equal to their respective purchase price as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared but unpaid dividends, in preference to any distribution to any ordinary shareholders of the Company, If the liquidation amount, based on the assets of the Company or proceeds received by the Company or its shareholders available for distribution to shareholders, that each holder of the Series A-1 Preferred Shares of the Company is entitled to receive per share, if the distribution is made on a pari passu and pro rata basis, will not be less than four to four (4) times the purchase price of Series B-2, Series A-1 Preferred Shares (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), the Series A-1 Liquidation Preference Amount shall not apply, and all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis.

(e)                                  After such liquidation amounts have been paid in full, the remaining assets of the Company or proceeds received by the Company or its Shareholders available for distribution to Shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares

Upon the issuance of Series B-1 Preferred Shares in February 2018, the liquidation term of Series A-1 and A-3 Preferred Shares were amended to add the term that the holder of Series A-1 and A-3 is also entitled to receive per share on a pari passu and pro rata basis will not be less than 4 and 6 times of the original issuance price, respectively, all the assets and proceeds available for distribution shall be allocated to all the holders of the Shares of the Company on a pro-rata and as-converted basis. The liquidation term of Series A-2 Preferred Shares were amended that Series A-2 Preferred Shares is entitled to receive per share on a pari passu and pro rata basis will not be less from 5 times of the original issuance price to 4 times of original issuance price.

The Company determines whether an amendment or modification to the terms of Series A-1, A-2, A-2-I, A-3, B-1, C-1 and C-2 Preferred Shares represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment or modification represents an extinguishment. The Company has determined that the amendment to the terms of Series A-1, A-2, A-2-I, A-3, B-1, C-1 and C-2 Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718-20, Compensation—Stock Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease in the fair value of the modified preferred shares were not recognized.

14. SHARE-BASED COMPENSATION

(a)                                 Restricted Ordinary Shares

In November 2015, all of the individual Founders entered into an arrangement with institutional investors of the Company, Pursuant to which all of their 300,000,000 ordinary shares (being retroactively adjusted to reflect the effect of the share split, which was approved by the Company’s board of directors in May 2016) became restricted and subject to service vesting conditions. 25% of the restricted shares vested and were released from restriction at the first anniversary of November 24, 2015, and the remaining 75% of the restricted shares vest monthly in equal instalments over the next thirty-six months.

One of the Founders, who had 75,000,000 restricted shares, left the Company before November 24, 2016 and thus all of his restricted shares were forfeited. Such restricted shares were cancelled in March 2017 in accordance with the board of director’s resolution.

In March 2017, pursuant to the board of director’s resolution, 62,500,000 restricted shares were granted to two individual Founders, which is subject to service vesting conditions. 19,531,250 shares were immediately vested and the remaining 42,968,750 shares will vest monthly in equal instalments over the thirty-three months starting from March 24, 2017.

The following table sets forth the restricted shares’ activities for the years ended December 31, 2018 and 2019:

Number of shares
Unvested at December 31, 2017	137,760,417
Vested	(71,875,000)
Unvested at December 31, 2018	65,885,417
Vested	(65,885,417)
Unvested at December 31, 2019	—

The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the years ended December 31, 2017, 2018 and 2019 were RMB8,569, RMB5,808 and RMB5,551, respectively.

As of December 31, 2019, there is no unrecognized compensation expense as all the restricted shares have been fully vested.

(b)                                 Stock Option Plan

In 2017, the Company’s Board of Directors approved 2017 Stock Incentive Plan (the “2017 Plan”) under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 75,000,000 shares. Stock options granted to eligible employees under the 2017 Plan will be exercisable upon the Company’s completion of a Qualified IPO. The options are subject to a four year service schedule, under which an employee earns an entitlement to vest 25% of his/her option on the expiry date of a 12-month period following the grant date, and the remaining 75% shall vest in equal monthly installments over the following three years commencing from the vesting date of the first installment. Before the Company completes a Qualified IPO, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a Qualified IPO, vested options not exercised by an employee shall be forfeited 90 days after termination of employment of the employee.

In April and December 2017, the Company granted 24,610,000 and 22,399,066 stock options to its employees, respectively. In June and December 2018, the Company granted 5,550,000 and 3,250,000 stock options to its employees, respectively. The exercise price is US$0.0500 for these stock options granted.

In January 2019, the Company amended and restated the 2017 Stock Incentive Plan under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 180,849,469 shares. In October 2019, the Company further amended and restated the 2017 Stock Incentive Plan under which a maximum aggregate number of ordinary shares that may be issued pursuant to all awards granted shall be 274,226,921 shares.

In June, July and September 2019, the Company granted 50,650,000, 15,300,000 and 84,065,148 stock options to its employees with an exercise price of US$0.0500, respectively.

A summary of the share options activities for the year ended December 31, 2019 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of December 31, 2018	55,809,066	0.0500
Granted	150,015,148	0.0500
Repurchased	(1,922,700)	0.0500
Forfeited	(27,298,600)	0.0500
Outstanding as of December 31, 2019	176,602,914	0.0500	8.12	229,584
Vested and expected to vest as of December 31, 2019	174,531,664	0.0500	8.12	226,891
Exercisable as of December 31, 2019	—	0.0500	—	—

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Grant date:	2017	2018	2019
Risk-free rate of return	2.30% ~ 2.37%	2.85% ~ 3.01%	1.60% ~ 5.00%
Volatility	50.7% ~ 52.0%	41.1% ~ 50.2%	39.5% ~ 42.5%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2 ~ 2.8	2.2 ~ 2.8	2.2 ~ 2.8
Fair value of underlying ordinary share	US$0.0231 ~ 0.1164	US$0.2479 ~ 0.9466	US$1.3471 ~ 1.3519
Expected term	10	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a period of time close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The fair value of the share options granted at the grant date amounted to RMB26,875 and RMB1,347,684 for the years ended December 31, 2018 and 2019, respectively. Since the exercisability is dependent upon the Company’s IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2019, the total unrecognized compensation costs associated with stock options is RMB1,256,732.

In January 2019, the Company repurchased 1,922,700 share options issued to employees for cash in the amount of RMB14,400. Considering the option is exercisable upon the Company’s completion of a Qualified IPO, the repurchase of the unvested award is, in effect, a modification to immediately vest the award. RMB14,400 compensation cost was recorded as share-based compensation expense for the year ended December 31, 2019.

15. FAIR VALUE MEASUREMENT

The table below reflects changes of the balances for the years ended December 31, 2017 and 2018:

		For the Year Ended December 31, 2017
RMB	January 1, 2017	Change in Fair Value loss	Conversion	Foreign Exchange	December 31, 2017
Liabilities:
Convertible loan (Note 11)	5,809	441	(6,250)	—	—

		For the Year Ended December 31, 2018
RMB	January 1, 2018	Issuance	Change in Fair Value loss	Conversion	December 31, 2018
Liabilities:
Convertible loan (Note 11)	—	126,206	6,962	(133,168)	—

16. INCOME TAX

a)                                     Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2019.

PRC

The Group’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and the statutory income tax rate is 25%.

The components of earnings/(loss) before income taxes are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cayman	(8,049)	(5,064)	(24,242)
Hong Kong SAR	—	6,744	14,091
PRC, excluding Hong Kong SAR	(263,587)	(1,371,317)	(3,429,228)
Total	(271,636)	(1,369,637)	(3,439,379)

The Group had no current income tax expense for the years ended December 31, 2017, 2018 and 2019, as the entities in the Group had no taxable income in the respective years. The deferred income tax benefit/expenses for the years ended December 31, 2017, 2018 and 2019 are from PRC, excluding Hong Kong SAR.

Withholding tax on undistributed dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group’s PRC entities have no retained earnings in any of the periods presented.

The actual income tax expense reported in the consolidated statements of comprehensive loss differed from the expected income tax expense computed by applying the statutory PRC enterprise income tax rate of 25% to loss before income taxes for the years ended December 31, 2017, 2018 and 2019 as a result of the following:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Computed expected income tax benefit	(67,909)	(342,409)	(859,845)
Non-PRC entities not subject to income tax	2,060	3,423	2,538
Non-deductible expenses	26,647	46,670	2,217
Change in valuation allowance	39,090	292,428	852,923
Income tax expense/(benefit)	(112)	112	(2,167)

b)                                     Deferred income tax assets and liabilities

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
—Net operating loss carry forwards	304,553	1,055,305
—Advertising expense	33,679	135,850
Less: Valuation allowance	(338,232)	(1,191,155)
Total deferred income tax assets	—	—
Deferred tax liabilities
— - Intangible assets	—	(7,042)
Total deferred income tax liability	—	(7,042)

As of December 31, 2019, the Group had net operating loss carry forwards of approximately RMB4,221,220 attributable to the PRC subsidiaries, VIEs, and VIEs’ subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2020 to year 2024.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future.

The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred income tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2018 and 2019.

Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	6,714	45,804	338,232
Additions	39,090	292,428	852,923
Balance at the end of the year	45,804	338,232	1,191,155

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries for the years from 2014 to 2019 are open to examination by the PRC tax authorities.

17. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss attributable to Phoenix Tree Holdings Limited	(271,524)	(1,365,615)	(3,434,832)
Accretion and modification of redeemable convertible preferred shares	(14,123)	(111,132)	(348,756)
Numerator for basic and diluted net loss per share calculation	(285,647)	(1,476,747)	(3,783,588)
Denominator:
Weighted average number of ordinary shares	111,848,958	185,677,083	251,347,723
Denominator for basic and diluted net loss per share calculation	111,848,958	185,677,083	251,347,723
Net loss per ordinary share
—Basic and diluted	(2.55)	(7.95)	(15.05)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2017	2018	2019
Restricted shares	137,760,417	65,885,417	—
Convertible Preferred Shares	554,544,021	1,105,665,218	1,448,506,852

18. COMMITMENTS AND CONTINGENCIES

The Group leases apartments and offices under non-cancelable operating lease agreements. Rental cost and rental expenses, including apartments and offices, were RMB574,178, RMB2,460,401 and RMB6,662,423 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, future minimum lease commitments, all under apartment and office non-cancelable operating lease agreements, were as follows:

Year ending December 31,	Apartment	Office	Total
2020	7,966,226	39,006	8,005,232
2021	6,956,235	17,126	6,973,361
2022	5,373,594	4,547	5,378,141
2023	3,992,683	1,002	3,993,685
2024 and thereafter	3,445,786	209	3,445,995

Except for those disclosed above, the Group did not have any significant capital or other commitments or long-term obligations as of December 31, 2018 and 2019.

19. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, the Group obtained a loan of RMB10,343 from a shareholder of Series A-3 Redeemable Convertible Preferred Shares. The amounts were unsecured, non-interest bearing and due to demand.

In August 2019, the Group obtained a loan of RMB1,000 from a shareholder of Series A-3 Redeemable Convertible Preferred Shares. The amount were unsecured, non-interest bearing and due to demand.

20. SUBSEQUENT EVENTS

(a) In January 2020, the Company completed its IPO on the New York stock exchange and issued 9,904,933 ADS for a net proceeds of approximately US$128.4 million (equivalent to RMB884.5 million) at an issuance price of US$13.5 per ADS. Each ADS represents ten ordinary shares. All of the issued and outstanding 1,448,506,852 preferred shares were converted to ordinary shares on a one-for-one-basis at the same time.

(b) On March 18, 2020, one of the Company’s subsidiaries entered into investment and cooperation agreements with the local government of the Huaqiao Economic Development Zone (“Huaqiao EDZ”), in Kunshan, Jiangshu Province, China. Pursuant to the agreements, the Company established a wholly-owned subsidiary, Shan Wutong Co., Ltd (“Shan Wutong”) in the Huaqiao EDZ, which formed a joint venture with Kunshan Yinqiao Holding Group Co., Ltd., (“Kunshan Yinqiao”), an investment entity of the local government. In April 2020, Shan Wutong made a capital contribution of RMB625 million in exchange for 51.02% equity interest in the joint venture and Kunshan Yinqiao made a capital contribution of RMB600 million in exchange for the remaining 48.98% ownership. The joint venture is engaged in operating residential rental business.

Pursuant to the agreements, Shan Wutong and Kunshan Yinqiao will not transfer their respective equity interests in the joint venture for a period of eight years after the capital contributions to the joint venture are completed. After the eight years, Kunshan Yinqiao will have the right to require the Company’s subsidiary or its designated party to repurchase all of Kunshan Yinqiao’s equity interest in the joint venture at a price equal to Kunshan Yinqiao’s initial capital contribution of RMB600 million plus interest with an annual interest rate equal to the People’s Bank of China’s benchmark rate, plus certain spread if Shan Wutong and its affiliates established in the Huaqiao EDZ contribute tax revenues to the local government of less than a certain amount in the aggregate in the eight-year period. To secure such repurchase obligation, Shan Wutong pledges all of its equity interest in the joint venture to Kunshan Yinqiao.

(c) On April 14, 2020, the VIEs, the nominee equity holders of VIEs and Qing Wutong Co., Ltd (“Qing Wutong”), the Company’s wholly-owned subsidiary, entered into a series contractual agreements, including Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Call Option Agreement, Spousal Consent Letters and Power of Attorney Agreements that contain the same terms and conditions as those entered into with Xiaofangjian as detailed in Note 1(b), which was superseded at the same time.  As a result, Qing Wutong became the primary beneficiary of the VIEs and the consolidated financial statements of the VIEs continues to be consolidated in the Company’s consolidated financial statements. The nominee equity holders of VIEs are still in the process of completing the registration of the equity pledge in accordance with the Equity Pledge Agreement.

(d) There was an outbreak of the novel coronavirus disease that has been designated as COVID -19, which has spread throughout China and other countries. Chinese government implemented various measurements including travel restrictions, extended holidays, quarantining individuals and requirements that most business be conducted remotely, starting from the lockdown of the City of Wuhan on January 23, 2020. These measurements have interrupted the operation of Group’s businesses. This, in turn, has caused a decrease in the Group’s occupancy rate, slower pace of sourcing and renovating new apartment units and early termination of lease agreements with landlords, which have had an adverse effect on the Group's results of operations. The Group’s total revenues declined by a single digital percentage for the first quarter of 2020 compared to the fourth quarter of 2019 due to the decline in the occupancy rate.  The early termination of lease agreements with landlords resulted in a loss of approximately RMB 82.0 million for the related leasehold improvements and deposits to the landlords for the first quarter of 2020. As the COVID -19 outbreak has further spread outside the PRC and it is uncertain as to whether the COVID -19 outbreak will continue to be contained in the PRC, the Group is unable to reasonably estimate the magnitude of COVID -19's impact on its operations and the related financial impact for 2020 at this time.

(e) On April 24, 2020, a complaint was filed in the United States District Court for the Southern District of New York, against the Company, certain of the Company’s directors and officers, and other defendants in a putative shareholder class action lawsuit in connection with the IPO. The complaint alleges that the prospectus for the IPO contains material misstatements and omissions and seeks remedies under the Securities Act of 1933. The Company has not accrued any loss contingencies related with the complaint as management cannot reliably estimate the likelihood of an unfavorable outcome or provide any estimate of the amount or range of any potential loss as the case is in its preliminary stage.

21. PARENT ONLY FINANCIAL INFORMATION

For the presentation of the parent only condensed financial information, the Company records its investment in subsidiaries and VIEs which it effectively controls through contractual agreements, under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are fully impaired on the condensed balance sheets and subsidiaries and VIEs’ profit or loss as “Share of losses from subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of operations. The parent only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

(a)                                 Condensed Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB
ASSETS
Current assets
Cash	962,692	275,702
Restricted cash	535,330	345,322
Prepayments and other current assets	4,261	24,010
Total current assets	1,502,283	645,034
Non-current assets
Restricted cash	—	195,334
Other non-current assets	—	12,374
Total non-current assets	—	207,708
Total assets	1,502,283	852,742
LIABILITIES
Current liabilities
Amount due to subsidiary and consolidated VIE	6,587	8,129
Accrued expenses and other current liabilities	—	30,998
Total current liabilities and total liabilities	6,587	39,127
MEZZANINE EQUITY
Series A-1 Convertible Preferred Shares	1,402	1,425
Series A-2 Redeemable Convertible Preferred Shares	32,156	34,806
Series A-2-I Redeemable Convertible Preferred Shares	6,826	7,208
Series A-3 Redeemable Convertible Preferred Shares	118,316	119,576
Series B-1 Redeemable Convertible Preferred Shares	440,721	477,259
Series B-2 Redeemable Convertible Preferred Shares	510,802	558,008
Series C Redeemable Convertible Preferred Shares	1,749,409	—
Series C-1 Redeemable Convertible Preferred Shares	—	12,679
Series C-2 Redeemable Convertible Preferred Shares	—	3,557,053
Series D Redeemable Convertible Preferred Shares	—	1,338,189
Total mezzanine equity	2,859,632	6,106,203
Shareholders’ deficit
Ordinary Shares	35	35
Accumulated other comprehensive loss	(4,291)	(12,122)
Accumulated deficit	(1,359,680)	(5,280,501)
Total shareholders’ deficit	(1,363,936)	(5,292,588)
Total liabilities, mezzanine equity and shareholders’ deficit	1,502,283	852,742

(b)                                 Condensed Statements of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
General and administrative expenses	(9,041)	(13,052)	(49,185)
Operating loss	(9,041)	(13,052)	(49,185)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(9,350)	(1,196,549)	(3,506,864)
Change in fair value of convertible loan	441	(6,962)	—
Interest income	551	14,950	24,943
Loss before income taxes	(17,399)	(1,201,613)	(3,531,106)
Income tax benefit/(expense)	—	—	—
Net loss	(17,399)	(1,201,613)	(3,531,106)

(c)                                  Condensed statements of cash flows

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	509	9,424	3,752
Net cash used in investing activities	(3,141)	(1,196,639)	(3,470,120)
Net cash provided by financing activities	100,559	2,551,618	2,797,814
Effect of foreign currency exchange rate changes on cash and restricted cash	(8,189)	43,881	(13,110)
Net increase in cash and restricted cash	89,738	1,408,284	(681,664)
Cash and restricted cash at the beginning of the year	—	89,738	1,498,022
Cash and restricted cash at the end of the year	89,738	1,498,022	816,358